UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 5, 2022

GORES HOLDINGS VIII, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40105	85-3010982
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6260 Lookout Road Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

(303) 531-3100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock	GIIX	Nasdaq Capital Market
Warrants	GIIXW	Nasdaq Capital Market
Units	GIIXU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Amendment to Merger Agreement

As previously disclosed, on December 13, 2021, Gores Holdings VIII, Inc. (the “Company”) entered into that certain Agreement and Plan of Merger (as amended by that certain Amendment No. 1 to the Merger Agreement, dated as of May 20, 2022, the “Merger Agreement”), by and among the Company, Frontier Merger Sub, Inc., a Delaware corporation (“First Merger Sub”), Frontier Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), and Footprint International Holdco, Inc., a Delaware corporation (“Footprint”). Pursuant to the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement (the “Business Combination”), First Merger Sub will merge with and into Footprint, with Footprint continuing as the surviving corporation, and, immediately following such merger and as part of the same overall transaction, Footprint will merge with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity.

On September 5, 2022, the parties to the Merger Agreement entered into Amendment No. 2 to the Merger Agreement (“Amendment No. 2”). Amendment No. 2 amends the Merger Agreement to, among other things, account for: (a) a reduction to the Aggregate Company Stock Consideration (as defined in the Merger Agreement) to be issued to Footprint equity holders; (b) the Footprint Class D Financing (as defined below) by revising the amount under clause “(d)” of the definition of “Closing Parent Cash” from $175,000,000 to $250,000,000; (c) the Footprint August Note Financing and the Backstop Agreements (as defined below) by amending the definition of “Closing Parent Cash” to include the aggregate amount of cash proceeds received by Footprint pursuant to the August Note Financing and any amounts received by Footprint pursuant to the Backstop Agreements; (d) the Subscription Agreement Amendments (as defined below) and the termination of the Sponsor Subscription Agreement (as defined below) by revising the aggregate number of shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A Stock”) contemplated by the PIPE Investment from 28,555,000 shares to 9,090,000 shares; (e) the amendment of the Waiver and Share Surrender Agreement (as defined below); (f) the number of earnout shares and performance-based restricted stock units that certain stockholders and optionholders of Footprint shall be entitled to receive from Footprint, subject to the terms provided in the Merger Agreement and the Parent Performance Plan; (g) the extension of the Termination Date (as defined in the Merger Agreement) from July 13, 2022 to November 15, 2022; and (h) certain other administrative changes.

As a result, the aggregate consideration issuable in connection with the closing of the Business Combination is 106,757,750 shares of Class A Stock, or equity awards exercisable for shares of Class A Stock, which is equal to (i) 102,807,750 plus (ii) the aggregate amount of cash proceeds received by Footprint pursuant to the August Note Financing (as defined below) divided by $10.00. Such consideration is issuable to holders of Footprint common stock, Footprint Class A preferred stock, Footprint Class B preferred stock, Footprint Class C preferred stock, Footprint Class D preferred stock, Footprint convertible promissory notes or Footprint warrants.

The foregoing description of Amendment No. 2 does not purport to be complete and is qualified in its entirety by the terms and conditions of Amendment No. 2, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Entry into the Backstop Agreements

On September 5, 2022, in connection with the signing of Amendment No. 2, Footprint, the Company and 222 Investments, LLC, an entity affiliated with Don Thompson, the Chairman of Footprint’s board of directors (“222 Investments”), entered into a Backstop Agreement (the “222 Backstop Agreement”). Pursuant to the 222 Backstop Agreement and subject to the terms and conditions contained therein, 222 Investments has committed to purchase from the Company, upon the election of Footprint and the Company and in connection with the closing of the Business Combination, between 10,000,000 and 25,000,000 shares of a newly created Class A preferred stock, par value $0.0001 per share (the “Class A Preferred Stock”), at a price of $10.00 per share (the “222 Preferred Shares”).

Additionally, on the same date, Gores Sponsor VIII LLC (“Sponsor”) provided the Company and Footprint with a commitment letter to purchase up to 5,460,000 shares of Class A Preferred Stock, at a price of $10.00 per share (the “Sponsor Preferred Shares” and, together with the 222 Preferred Shares, the “Backstop Shares”) and on the same terms as those set forth in the 222 Backstop Agreement (the “Sponsor Commitment Letter” and, together with the 222 Backstop Agreement, the “Backstop Agreements”).

Neither 222 Investments nor Sponsor will have any right, title, interest or claim of any kind in or to any monies in the Company’s trust account held for its public stockholders, and has agreed not to, and has waived any right to, make any claim against the trust account (including any distributions therefrom). The requirement of the Company to issue any Backstop Shares is subject to, among other items, the consummation of the Business Combination. The Backstop Agreements will automatically terminate pursuant to their terms upon a termination of the Merger Agreement.

In connection with the Backstop Agreements, the Company has agreed to update the form of Second Amended and Restated Certificate of Incorporation to be filed by the Company at the closing of the Business Combination (the “Second Amended and Restated Certificate of Incorporation”) and the form of Amended and Restated Registration Rights Agreement to be entered into at the closing of the Business Combination (the “Amended and Restated Registration Rights Agreement”). As a result of such updates to the Amended and Restated Registration Rights Agreement, the Company has agreed to file a resale registration statement for shares of common stock issuable upon conversion of the Backstop Shares within 30 days after the closing of the Business Combination and to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. Both the Second Amended and Restated Certificate of Incorporation and the Amended and Restated Registration Rights Agreement are attached as annexes to Amendment No. 2.

The foregoing description of the 222 Backstop Agreement, the Sponsor Commitment Letter, the Second Amended and Restated Certificate of Incorporation and the Amended and Restated Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the Backstop Agreement, the Sponsor Commitment Letter, the Amended and Restated Registration Rights Agreement and the Second Amended and Restated Certificate of Incorporation, copies of which are attached hereto as Exhibit 10.2, 10.3, Annex I to Amendment No. 2 and Annex II to Amendment No. 2, respectively, and are incorporated by reference.

Amendment to the Waiver and Share Surrender Agreement

As previously disclosed, on December 13, 2021, the Company, Gores Sponsor VIII LLC (the “Sponsor”), and each other holder of Class F common stock, par value $0.0001 per share, of the Company (the “Class F Stock”) entered into a waiver and share surrender agreement (as amended by that certain Amendment No. 1 to the Waiver and Share Surrender Agreement, dated as of May 20, 2022, the “Waiver and Share Surrender Agreement”), pursuant to which Sponsor agreed to irrevocably surrender 1,751,925 shares of Class F Stock, in connection with, and subject to, the closing of the Business Combination.

On September 5, 2022, the parties to the Waiver and Share Surrender Agreement entered into Amendment No. 2 to the Waiver and Share Surrender Agreement (the “Waiver and Share Surrender Agreement Amendment No. 2”), pursuant to which the Sponsor has agreed to irrevocably surrender a total of 2,502,750 shares of Class F Stock, in connection with, and subject to, the closing of the Business Combination.

The foregoing description of the Waiver and Share Surrender Agreement Amendment No. 2 does not purport to be complete and is qualified in its entirety by the terms and conditions of the Waiver and Share Surrender Agreement Amendment No. 2, a form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Subscription Agreements; Termination of Sponsor Subscription Agreement; August Convertible Note Financing; Footprint Class D Financing

As previously disclosed, concurrently with the execution of the Merger Agreement, the Company entered into subscription agreements with certain investors, including certain individuals, institutional investors and Sponsor (such agreements collectively, the “Subscription Agreements” and such investors party thereto collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase an aggregate of 28,555,000 shares of Class A Stock in a private placement for $10.00 per share (the “PIPE Investment”). As part of the PIPE Investment, the Sponsor agreed to purchase 9,450,000 shares of Class A Stock, at a price per share of $10.00 for an aggregate purchase price of $94,500,000 (the “Sponsor Subscription Agreement”).

In connection with the execution of Amendment No. 2 to the Merger Agreement, certain Subscribers agreed to amend the terms of the Subscription Agreements (“Subscription Agreement Amendments”) to consent to (i) the terms of Amendment No. 2 to the Merger Agreement and (ii) amend the terms of the Subscription Agreement such that each Subscription Agreement will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) upon the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied or waived on or prior to the closing and, as a result thereof, the transactions contemplated by such Subscription Agreement are not consummated at the closing; and (d) 30 days after the October 31, 2022, if the closing of the Business Combination shall not have occurred by such date other than as a result of a breach of the investor’s obligations under the Subscription Agreement, unless further extended by the subscribers to the PIPE Investment.

As a result of the Subscription Agreement Amendments and the Termination Agreement (as defined below), the aggregate number of shares to be purchased in the PIPE Investment will be 9,090,000 shares of Class A Stock at $10.00 per share for an aggregate purchase price equal to $90,900,000.

The foregoing description of the Subscription Agreements, as amended by the Subscription Agreement Amendments does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreements and the Subscription Agreement Amendments, a form of which is attached hereto as Exhibits 10.5 and 10.6 and is incorporated by reference.

Item 1.02	Termination of a Material Definitive Agreement

Subscription Agreements; Termination of Sponsor Subscription Agreement; August Convertible Note Financing; Footprint Class D Financing

On August 19, 2022, Footprint issued and sold to certain purchasers, including certain persons affiliated with the Sponsor, $39,500,000 in aggregate principal amount of unsecured convertible promissory notes (the “Footprint August Note Financing”). In addition, on September 6, 2022, Footprint agreed to issue and sell 3,000 shares of Footprint’s Class D Non-Participating Preferred Stock, par value $0.001 per share, at a purchase price of $25,000 per share, for a total purchase price of $75,000,000 (the “Footprint Class D Financing”) to KSP Footprint Investments, LLC.

In connection with the Footprint August Note Financing and the Footprint Class D Financing, the parties terminated the Sponsor Subscription Agreement (the “Termination Agreement”). As a result, the aggregate number of shares to be purchased in the PIPE Investment will be 9,090,000 shares of Class A Stock at $10.00 per share for an aggregate purchase price equal to $90,900,000.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Termination Agreement, a form of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Item 3.02	Unregistered Sale of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference herein. Certain shares of Class A Stock and Class A Stock Preferred Stock to be issued in connection with the Merger Agreement and the Backstop Agreements, respectively, and the transactions contemplated thereby will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Item 8.01	Other Events

On September 6, 2022, the Company and Footprint issued a press release announcing the execution of Amendment No. 2. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on the Company’s or Footprint’s website and the websites of any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

Forward-looking Statements

Certain statements in this current report may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Company and Footprint, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and the Company’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (a) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (b) the risk that the proposed business combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (c) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by the Company’s stockholders, the satisfaction of the minimum trust account amount following redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals; (d) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment; (e) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (f) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (g) the outcome of any legal proceedings that may be instituted against the Company or Footprint related to the agreement and the proposed business combination; (h) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (i) the ability to maintain the listing of the Company’s securities on the NASDAQ; (j) the price of the Company’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (k) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (l) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in the Company’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021 and other documents filed, or to be filed with the SEC by the Company, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither the Company or Footprint presently know or that the Company or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the Company’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Footprint gives any assurance that either the Company or Footprint will achieve its expectations.

Additional Information and Where to Find It

In connection with the business combination, the Company has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of the Company. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all the Company stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). The Company may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in the Company’s securities. Before making any voting decision, investors and security holders of the Company and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

The definitive proxy statement/final prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, the Company’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

The Company, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of the Company and a description of their interests in the Company is set forth in the Company’s filings with the SEC (including the Company’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This current report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

2.1	Amendment No. 2, dated September 5, 2022.

10.1	Waiver and Share Surrender Agreement Amendment No. 2, dated September 5, 2022.

10.2	Backstop Agreement, dated September 5, 2022.

10.3	Sponsor Commitment Letter, dated September 5, 2022.

10.4	Form of Termination Agreement

10.5	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K filed with the SEC on December 14, 2021)

10.6	Form of Subscription Agreement Amendment

99.1	Press Release, dated September 6, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Holdings VIII, Inc.

Date: September 6, 2022

	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer and Secretary

Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER (this “Amendment No. 2”) is made and entered into as of September 5, 2022, by and among Gores Holdings VIII, Inc., a Delaware corporation (“Parent”), Frontier Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Second Merger Sub”), Frontier Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Second Merger Sub (“First Merger Sub”), and Footprint International Holdco, Inc., a Delaware corporation (the “Company” and together with Parent, First Merger Sub, Second Merger Sub and the Company, the “Parties”), and amends that certain Agreement and Plan of Merger, dated as of December 13, 2021, by and among the Parties, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger (“Amendment No. 1”), dated as of May 20, 2022, by and among the Parties (the “Merger Agreement”). Except as otherwise set forth herein, capitalized terms used herein have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, the Parties entered into the Merger Agreement on December 13, 2021;

WHEREAS, the Parties entered into Amendment No. 1 on May 20, 2022; and

WHEREAS, the Parties have determined to amend certain provisions of the Merger Agreement in furtherance of the consummation of the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. The Amendments.

1.1 Replacement of Exhibits A, B and C. Exhibits A, B and C to the Merger Agreement are replaced in their entirety with the forms of A&R Registration Rights Agreement, Parent A&R Charter and Parent A&R Bylaws attached to this Amendment No. 2 as Annexes I, II and III, respectively.

1.2 Amendment to Recitals. The fifth WHEREAS clause of the Recitals of the Merger Agreement is hereby deleted in its entirety.

1.3 Amendments to Article I.

1.3.1 Section 1.01 is hereby amended to add the following definitions:

“Aggregate Additional Earn Out Shares Amount” means the product of (a) 11,735,250 multiplied by (b) (i) one minus (ii) the result of (A) (x) the number of shares of Parent Class A Stock redeemed pursuant to the Offer minus (y) the number of shares issued by the Company pursuant to the Backstop Agreements

(provided, that in no event shall such number of shares exceed 25,000,000) divided by (B) (I) the number of shares of Parent Class A Stock outstanding as of immediately following the Effective Time, plus (II) the number of shares of Parent Class A Stock subject to the aggregate number of Rollover Options to be issued pursuant to Section 3.06(a) after the Effective Time, plus (III) (x) the number of shares of Parent Class A Stock redeemed pursuant to the Offer minus (y) the number of shares issued by the Company pursuant to the Backstop Agreements (provided, that in no event shall such number of shares exceed 25,000,000); provided, that in no event shall the Aggregate Additional Earn Out Shares Amount exceed 11,735,250.

“Backstop Investors” means 222 Investments, LLC, a Delaware limited liability company (including permitted assignees under its Backstop Agreement, “222I, LLC”) and any other investor that enters into a Backstop Agreement with the Company.

“Backstop Agreement” means (a) that certain Backstop Agreement, dated as of September 5, 2022, by and among Parent, the Company and 222 Investments, LLC, pursuant to which the Company has obtained an equity commitment in the amount of $250,000,000 from 222I, LLC, and (b) any other backstop agreement on a substantially similar form entered into prior to the Closing.

“Backstop Amount” means the aggregate amount funded by the Backstop Investors under the Backstop Agreements in connection with the Closing in accordance with the terms thereof, which, for the avoidance of doubt, shall not be less than $100,000,000.

“Company Class D Preferred Stock” means the Company’s Class D Non-Participating Preferred Stock, par value $0.001 per share.

“Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of August 19, 2022, by and among the Company and the purchasers party thereto.

“Per Share Company Class D Preferred Stock Consideration” means, with respect to each share of Company Class D Preferred Stock, such number of shares of Parent Class A Stock as set forth on the Company Closing Certificate and as calculated pursuant to the Company Certificate of Incorporation.

1.3.2 Section 1.01 is hereby amended to restate each of the following definitions in its entirety as follows:

“Adjusted Aggregate Company Stock Consideration” means a number of shares of Parent Class A Stock equal to (a) the Aggregate Company Stock Consideration, minus (b) the number of shares of Parent Class A Stock issuable to the holders of Company Class B Preferred Stock pursuant to the terms of this Agreement, minus (c) the number of shares of Parent Class A Stock issuable to the holders of Company Class C Preferred Stock pursuant to the terms of this Agreement, minus (d) the number of shares of Parent Class A Stock issuable to the holders of Company Class D Preferred Stock pursuant to the terms of this Agreement, minus (e) the number of shares of Parent Class A Stock issuable to the holders of Company Convertible Promissory Notes pursuant to the terms thereof.

2

“Aggregate Company Stock Consideration” means a number of shares of Parent Class A Stock (deemed to have a value of $10.00 per share) equal to (a) 102,807,750 plus (b) (i) the aggregate amount of cash proceeds received by the Company pursuant to the Note Purchase Agreement divided by (ii) $10.00.

“Aggregate Earn Out Shares Amount” means the product of (a) 19,558,750 multiplied by (b) (i) one minus (ii) the result of (A) (x) the number of shares of Parent Class A Stock redeemed pursuant to the Offer minus (y) the number of shares issued by the Company pursuant to the Backstop Agreements (provided, that in no event shall such number of shares exceed 25,000,000) divided by (B) (I) the number of shares of Parent Class A Stock outstanding as of immediately following the Effective Time, plus (II) the number of shares of Parent Class A Stock subject to the aggregate number of Rollover Options to be issued pursuant to Section 3.06(a) after the Effective Time, plus (III) (x) the number of shares of Parent Class A Stock redeemed pursuant to the Offer minus (y) the number of shares issued by the Company pursuant to the Backstop Agreements (provided, that in no event shall such number of shares exceed 25,000,000); provided, that in no event shall the Aggregate Earn Out Shares Amount exceed 19,558,750.

“Closing Parent Cash” means an amount equal to: (a) the funds contained in the Trust Account as of the Effective Time; plus (b) all other Cash and Cash Equivalents of Parent (excluding, for the avoidance of doubt, any amount in the foregoing clause “(a)”); plus (c) the amount delivered to Parent at or prior to the Closing in connection with the consummation of the PIPE Investment; plus (d) $250,000,000 from the sale and issuance of Company Preferred Stock prior to the Closing; plus (e) the Backstop Amount; plus (f) the aggregate amount of cash proceeds received by the Company pursuant to the Note Purchase Agreement; minus (g) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Parent Class A Stock pursuant to the Offer (to the extent not already paid).

“Company Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on the date of this Agreement, as may be amended from time to time.

“Company Preferred Stock” means, collectively, the Company Class A Preferred Stock, Company Class B Preferred Stock, Company Blank Check Preferred Stock, Company Class C Preferred Stock and Company Class D Preferred Stock.

3

“Company Stock Adjusted Fully Diluted Shares” means the sum of (without duplication) (a) the aggregate number of shares of Company Common Stock issued and outstanding and issuable upon conversion (whether or not then actually convertible) of Company Class A Preferred Stock issued and outstanding, in each case as of immediately prior to the Effective Time (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but excluding, for the avoidance of doubt, any shares of Company Common Stock underlying the Company Class D Preferred Stock, Company Class C Preferred Stock, the Company Class B Preferred Stock, or the Company Convertible Promissory Notes), plus (b) the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all Company Stock Options (whether vested or unvested) outstanding as of immediately prior to the Effective Time.

“Earn Out Pro Rata Share” means, for each Company Securityholder, a percentage determined by dividing (a) the sum of (i) the total number of shares of Company Common Stock issued and outstanding (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but not giving effect to any conversion of the Company Convertible Promissory Notes in connection with the Transactions) held by such Company Securityholder as of immediately prior to the Effective Time plus (ii) the total number of shares of Company Common Stock issuable upon conversion (whether or not then actually convertible) of all shares of Company Class A Preferred Stock held by such Company Securityholder as of immediately prior to the Effective Time (and for the avoidance of doubt, excluding any shares of Company Common Stock issued or issuable upon conversion of Company Class B Preferred Stock, Company Class C Preferred Stock or Company Class D Preferred Stock) by (b) the sum of (i) the total number of shares of Company Common Stock issued and outstanding (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but not giving effect to any conversion of the Company Convertible Promissory Notes in connection with the Transactions) held by all Company Securityholders as of immediately prior to the Effective Time plus (ii) the total number of shares of Company Common Stock issuable upon conversion (whether or not then actually convertible) of all shares of Company Class A Preferred Stock held by all Company Securityholders as of immediately prior to the Effective Time (and for the avoidance of doubt, excluding any shares of Company Common Stock issued or issuable upon conversion of Company Class B Preferred Stock, Company Class C Preferred Stock or Company Class D Preferred Stock).

“Per Share Company Preferred Stock Consideration” means the Per Share Company Class A Preferred Stock Consideration, the Per Share Company Class B Preferred Stock Consideration, the Per Share Company Class C Preferred Stock Consideration and/or the Per Share Company Class D Preferred Stock Consideration, as applicable.

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“Plan Pro Rata Share” means a ratio with a (a) numerator equal to the aggregate number shares of Company Common Stock issuable upon the exercise of any Company Stock Option (vested or unvested) outstanding as of immediately prior to the Effective Time, and (b) denominator equal to the aggregate number of (i) shares of Company Common Stock outstanding (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but not giving effect to any conversion of the Company Convertible Promissory Notes in connection with the Transactions) held by all Company Securityholders as of immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Company Common Stock issuable upon exercise of all Company Stock Options (vested or unvested) outstanding immediately prior to the Effective Time, plus (iii) the total number of shares of Company Common Stock issuable upon conversion (whether or not then actually convertible) of all shares of Company Class A Preferred Stock held by all Company Securityholders as of immediately prior to the Effective Time (and for the avoidance of doubt, excluding any shares of Company Common Stock issued or issuable upon conversion of Company Class B Preferred Stock, Company Class C Preferred Stock or Company Class D Preferred Stock).

“Securityholder Pro Rata Share” means a ratio with a (a) numerator equal to the sum of (i) the aggregate number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but not giving effect to any conversion of the Company Convertible Promissory Notes in connection with the Transactions) plus (ii) the aggregate number of shares of Company Common Stock issuable upon conversion (whether or not then actually convertible) of all shares of Company Class A Preferred Stock issued and outstanding as of immediately prior to the Effective Time (and for the avoidance of doubt, excluding any shares of Company Common Stock issued or issuable upon conversion of Company Class B Preferred Stock, Company Class C Preferred Stock or Company Class D Preferred Stock), and (b) denominator equal to the aggregate number of (i) shares of Company Common Stock outstanding (including, for the avoidance of doubt, after giving effect to the exercise of the Company Warrants in accordance with the terms of the Warrant Exercise Agreements, but not giving effect to any conversion of the Company Convertible Promissory Notes in connection with the Transactions) held by all Company Securityholders as of immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Company Common Stock issuable upon exercise of all Company Stock Options (vested or unvested) outstanding immediately prior to the Effective Time, plus (iii) the total number of shares of Company Common Stock issuable upon conversion (whether or not then actually convertible) of all shares of Company Class A Preferred Stock held by all Company Securityholders as of immediately prior to the Effective Time (and for the avoidance of doubt, excluding any shares of Company Common Stock issued or issuable upon conversion of Company Class B Preferred Stock, Company Class C Preferred Stock or Company Class D Preferred Stock).

“Subscribers” means those certain investors that have entered into Subscription Agreements with Parent.

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“Subscription Agreements” means the subscription agreements, entered into between Parent and each Subscriber party thereto, for a private placement of Parent Class A Stock to be consummated prior to or substantially concurrently with the consummation of the Transactions and still in effect as of September 6, 2022.

1.4 Amendment to Section 2.04(b).

1.4.1 Section 2.04(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

The Company shall provide to Parent written notice (the “Company Closing Certificate”) setting forth: (i) the capitalization of the Company; (ii) the number of Company Stock Adjusted Fully Diluted Shares; (iii) the Adjusted Aggregate Company Stock Consideration; (iv) the Per Share Company Common Stock Consideration and the Per Share Company Common Stock Consideration for each Company Stockholder; (v) the Per Share Company Class A Preferred Stock Consideration and the Per Share Company Class A Preferred Stock Consideration for each Company Stockholder; (vi) the Per Share Company Class B Preferred Stock Consideration and the Per Share Company Class B Preferred Stock Consideration for each Company Stockholder; (vii) the Per Share Company Class C Preferred Stock Consideration and the Per Share Company Class C Preferred Stock Consideration for each Company Stockholder; (viii) the Per Share Company Class D Preferred Stock Consideration and the Per Share Company Class D Preferred Stock Consideration for each Company Stockholder (ix) the Earn Out Pro Rata Share for each Company Securityholder; (x) the Plan Allocable Amount; (xi) the Securityholder Allocable Amount; (xii) the number of shares of Parent Class A Stock issuable to each holder of a Company Convertible Promissory Note; (xiii) a list of the Outstanding Company Expenses; (xiv) the outstanding Indebtedness of the Company as of the Closing (the “Company Closing Indebtedness”); and (xv) the amount of all Cash and Cash Equivalents of the Company as of the date of the Company Closing Certificate. A good faith estimate of the Outstanding Company Expenses is set forth on Schedule 2.04(b).

1.5 Amendment to Section 3.01.

1.5.1 The following shall be added to Section 3.01 of the Merger Agreement as a new clause (g) thereof:

at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of Company Class D Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Class D Preferred Stock shall be entitled to receive, the Per Share Company Class D Preferred Stock Consideration pursuant to this Section 3.01(g), and following the conversion of such share of Company Class D Preferred Stock into the right to receive the Per Share Company Class D Preferred Stock Consideration pursuant to this Section 3.01(g), such share of

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Company Class D Preferred Stock so converted shall no longer be outstanding and shall cease to exist, and the holder of such share of Company Class D Preferred Stock shall thereafter cease to have any rights with respect to such share, except the right to receive the Per Share Company Class D Preferred Stock Consideration pursuant to this Section 3.01(g);

1.6 Amendment to Section 5.06(a).

1.6.1 The following sentence is hereby added to the end of Section 5.06(a) of the Merger Agreement:

As of September 5, 2022, 3,000 shares of Company Class D Preferred Stock are authorized, all of which are issued and outstanding.

1.7 Amendment to Section 6.20.

1.7.1 The first sentence of Section 6.20 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

Parent has delivered to the Company true, correct and complete copies of the fully executed Subscription Agreements pursuant to which the Subscribers in the aggregate have agreed, pursuant to the terms and subject to the conditions thereof, to purchase 9,090,000 shares of Parent Class A Stock for an aggregate purchase price equal to $90,900,000 (such transactions contemplated by the Subscription Agreements, collectively, the “PIPE Investment”).

1.8 Amendment to Article VII.

1.8.1 The reference to “February 26, 2021” in the third sentence of Section 7.07 of the Merger Agreement is hereby amended and restated to read “March 1, 2023”.

1.8.2 The following shall be added to Article VII as Section 7.11 of the Merger Agreement:

Backstop Agreements. The Company shall not (a) (i) permit any amendment or modification to be made to, (ii) waive (in whole or in part) or (iii) provide consent to modify or waive (including consent to termination, to the extent required), any provision or remedy under the Backstop Agreements or (b) permit any assignment of the Backstop Agreements by the Backstop Investors, other than assignments expressly permitted under an applicable Backstop Agreement (provided that, notwithstanding any such assignment, the assigning Backstop Investor shall remain liable under such Backstop Investor’s Backstop Agreement unless and until the amounts required to be funded pursuant to such Backstop Agreement are actually received by the Company). To the extent the Company is required to consummate the Closing hereunder, the Company and Parent shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Backstop Agreements at the Closing on the terms and subject to the

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conditions in the Backstop Agreements, including maintaining in effect the Backstop Agreements, and to: (A) satisfy on a timely basis all conditions and covenants applicable to the Company or Parent, as applicable, in the Backstop Agreements, and otherwise comply with its obligations thereunder; (B) if all conditions in the Backstop Agreements (other than those conditions that by their nature are to be satisfied at the Closing, but which conditions are then capable of being satisfied), have been satisfied, consummate the transactions contemplated by the Backstop Agreements at or prior to the Closing; (C) deliver notices to counterparties to the Backstop Agreements (if any) as required by and in the manner set forth in the Backstop Agreements in order to cause timely funding in advance of the Closing; and (D) enforce the Company’s or Parent’s rights, as applicable, under the Backstop Agreements, subject to the provisions thereof, if all conditions in the Backstop Agreements (other than those conditions that by their nature are to be satisfied at the Closing, but which conditions are then capable of being satisfied) have been satisfied, to cause the Backstop Investors to fund the amount set forth in the Backstop Agreements in accordance with their respective terms.

1.9 Amendment to Section 9.06(b).

1.9.1 The second sentence of Section 9.06(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

The number of shares of Parent Class A Stock reserved for issuance under the Parent Performance Plan shall equal the Plan Allocable Amount plus the Aggregate Additional Earn Out Shares Amount.

1.10 Amendment to Section 11.01(b).

1.10.1 Clause (ii) of Section 11.01(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

the Closing has not occurred on or before November 15, 2022 (the “Termination Date”); or

1.11 Amendment to Schedule 9.06(a).

1.11.1 The second sentence of Schedule 9.06(a) to the Merger Agreement is hereby amended and restated in its entirety to read as follows:

The number of shares of Parent Class A Stock reserved for issuance under the Parent Performance Plan shall equal (a) the Plan Allocable Amount plus (b) the Aggregate Additional Earn Out Shares Amount (such aggregate amount, the “Performance Plan Reserve”).

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1.11.2 Section 1(a) of Schedule 9.06(a) to the Merger Agreement is hereby amended and restated in its entirety to read as follows:

to each of Troy Swope and Yoke Chung (each, a “Founder”), a Performance RSU Award covering, for each such Founder, 50% of the Aggregate Additional Earn Out Shares Amount; and

2. Amendment of Certain Agreements. In connection with the Note Purchase Agreement and this Amendment No. 2, including the reduction of the aggregate amount of the PIPE Investment, the Parties hereby acknowledge and agree that (a) (i) Parent and each Subscriber have or will be amending the Subscription Agreements and (ii) Parent and the other parties thereto have or will be amending the Waiver and Share Surrender Agreement, in each case as necessary to reflect such changes, and (b) the amendment of the Subscription Agreements and the Waiver and Share Surrender Agreement in accordance with this Amendment No. 2 shall not be deemed a breach of the Merger Agreement, notwithstanding anything to the contrary set forth therein, including Section 8.02, Section 8.12 and Section 8.13 thereof.

3. Miscellaneous Provisions.

3.1 Effect of Amendment. This Amendment No. 2 shall be effective as of the date first written above. For the avoidance of any doubt, all references: (a) in the Merger Agreement to “this Agreement” and (b) to the Merger Agreement in any other agreements, exhibits, schedules and disclosure schedules referred to in the Merger Agreement, will, in each case, be deemed to be references to the Merger Agreement as amended by Amendment No. 1 and as further amended by this Amendment No. 2. Except as amended hereby, the Merger Agreement will continue in full force and effect and shall be otherwise unaffected hereby. This Amendment No. 2 shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. This Amendment No. 2 only may be amended by the Parties by execution of an instrument in writing signed on behalf of each of the Parties.

3.2 Counterparts. This Amendment No. 2 may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.3 Governing Law. This Amendment No. 2 and all claims or causes of action based upon, arising out of, or related to this Amendment No. 2 or any of the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Each of the Parties irrevocably consents and agrees that Section 12.12 of the Merger Agreement shall apply to this Amendment No. 2, mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the Parties have caused this Amendment No. 2 to be executed as of the date first written above.

GORES HOLDINGS VIII, INC.

By:	/s/ Mark Stone
Name: Mark Stone
Title: Chief Executive Officer

FRONTIER MERGER SUB, INC.

By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Chief Financial Officer and Secretary

FRONTIER MERGER SUB II, LLC

By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Manager

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 2 to be executed as of the date first written above.

FOOTPRINT INTERNATIONAL HOLDCO, INC.

By:	/s/ Stephen T. Burdumy
Name: Stephen T. Burdumy
Title: Corporate Secretary

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]

ANNEX I

A&R Registration Rights Agreement

FOURTH AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS FOURTH AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), is made as of             , 2022, by and among Footprint International Holdco, Inc., a Delaware corporation (the “Company”), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an “Investor”.

RECITALS

WHEREAS, the Company and the Investors entered into that certain Third Amended and Restated Registration Rights Agreement, dated December 13, 2021 (the “Existing Agreement”);

WHEREAS, Section 3.6 of the Existing Agreement provides that the Existing Agreement may be amended with the written consent of the Company and each of the Investors;

WHEREAS, the Company and each of the Investors hereby provide their written consent pursuant to Section 3.6 of the Existing Agreement; and

WHEREAS, the Company and each of the Investors desire to amend and restate the Existing Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

1.	Definitions. For purposes of this Agreement:

1.1    “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person, or any private equity fund, venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.2    “Board of Directors” means the board of directors of the Company.

1.3    “Certificate of Incorporation” means the Company’s Fourth Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.4    “Class A Preferred Stock” means shares of the Company’s Class A Non-Participating Preferred Stock, par value $0.001 per share.

1.5    “Class A Preferred Stock Purchase Agreement” means that certain Class A Preferred Stock Purchase Agreement, by and among the Company and certain of the Investors, dated as of November 2, 2020, as amended or otherwise modified from time to time.

1.6    “Class C Preferred Stock” means shares of the Company’s Class C Non-Participating Preferred Stock, par value $0.001 per share.

1.7    “Class C Preferred Stock Purchase Agreements” means those certain Class C Preferred Stock Purchase Agreements, by and among the Company and the Purchaser (as defined therein), dated as of December 13, 2021 and May 20, 2022, as amended or otherwise modified from time to time.

1.8    “Class D Preferred Stock” means shares of the Company’s Class D Non-Participating Preferred Stock, par value $0.001 per share.

1.9    “Class D Preferred Stock Purchase Agreement” means that certain Class D Preferred Stock Purchase Agreement, by and among the Company and the Purchaser (as defined therein), dated as of September [●], 2022, as amended or otherwise modified from time to time.

1.10    “Common Stock” means shares of the Company’s common stock, par value $0.000001 per share.

1.11    “Company Competitor” means any third party reasonably determined to be a competitor of the Company by the affirmative vote of at least a majority of the Board of Directors at a meeting (or by unanimous written consent).

1.12    “Damages” means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.13    “de-SPAC Transaction” means the consummation of a merger or other business combination with a SPAC.

1.14    “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.15    “Excluded Registration” means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.16    “Form S-1” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

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1.17    “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.18    “Free Writing Prospectus” means a free-writing prospectus, as defined in Rule 405.

1.19    “Fund Affiliate” means any Affiliate of a Holder that is a venture fund or private equity fund whose managers are the same persons that manage such Holder; provided that in no event shall “Fund Affiliate” include any Affiliate that is an operating business.

1.20    “Holder” means any holder of Registrable Securities who is a party to this Agreement.

1.21    “Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

1.22    “Initiating Holders” means, collectively, Holders who properly initiate a registration request under this Agreement.

1.23    “IPO” means the consummation of (i) the first underwritten public offering of equity securities of the Company pursuant to an effective registration statement under the Securities Act, excluding registration statements on Form S-4, S-8 or similar limited purpose forms, or under the corresponding provisions of the securities laws of any non-U.S. jurisdiction or (ii) a direct listing of equity securities of the Company on a national securities exchange and the registration under Section 12(b) under the Exchange Act.

1.24    “Non-Portfolio Company Affiliate” means, with respect to Movendo Capital B.V. (“Movendo”), each of its Affiliates that is not an operating business; provided that “Non-Portfolio Company Affiliate” shall not include any Company Competitor.

1.25    “Note Purchase Agreements” means that certain (i) Note Purchase Agreement (as amended) made as of June 11, 2021 by and among the Company and various purchasers and (ii) Note Purchase Agreement made as of August 19, 2022 by and among the Company and various purchasers.

1.26    “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.27    “Purchased Class A Stock” means the Class A Preferred Stock issued to certain of the Investors pursuant to the Class A Preferred Stock Purchase Agreement.

1.28    “Purchased Class C Stock” means the Class C Preferred Stock issued to certain of the Investors pursuant to the Class C Preferred Stock Purchase Agreements.

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1.29    “Purchased Class D Stock” means the Class D Preferred Stock issued to certain of the Investors pursuant to the Class D Preferred Stock Purchase Agreement.

1.30    “Qualified Independent Underwriter” means a “qualified independent underwriter” within the meaning of FINRA Rule 5121.

1.31    “Registrable Securities” means, (i) the Common Stock issuable or issued upon conversion of the Purchased Class A Preferred Stock, Purchased Class C Preferred Stock or Purchased Class D Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, in either case acquired by the Investors directly from the Company after the date hereof pursuant to such Investors’ preemptive rights; (iii) any Common Stock issuable or issued upon conversion of Class A Preferred Stock or Class B Non-Participating Preferred Stock of the Company held by ZenCap Holdings FP, LLC as of the date hereof; (iv) the equity securities issuable or issued upon conversion of the convertible promissory notes of the Company issued pursuant to the Note Purchase Agreements; and (v) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i), (ii), (iii) and (iv) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 3.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.32    “Registrable Securities then outstanding” means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.33    “Restricted Securities” means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.34    “SEC” means the Securities and Exchange Commission.

1.35    “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

1.36    “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

1.37    “SEC Rule 405” means Rule 405 promulgated by the SEC under the Securities Act.

1.38    “SEC Rule 415” means Rule 415 promulgated by the SEC under the Securities Act.

1.39    “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

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1.40    “Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, fees payable to the SEC and FINRA in respect of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.41    “SPAC” means a publicly traded special purpose acquisition company.

1.42    “Stockholders Agreement” means that certain Seventh Amended and Restated Stockholders’ Agreement, by and among the Company and the Investors dated as of the date hereof, as amended or otherwise modified from time to time.

1.43    “WKSI” means a “well-known seasoned issuer” as defined under SEC Rule 405.

2.	Registration Rights. The Company covenants and agrees as follows:

2.1    Demand Registration.

(a)    Form S-1 Demand. If at any time after one hundred eighty (180) days after the effective date of the registration statement for the IPO or the consummation of a de-SPAC Transaction, the Company receives a request from (i) Holders of at least twenty-five percent (25%) of the Purchased Class A Stock, (ii) Holders of at least twenty-five percent (25%) of the Purchased Class C Stock and the Purchased Class D Stock, if the anticipated aggregate offering price, net of Selling Expenses, would exceed twenty five million dollars ($25,000,000), then the Company shall: (x) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c), 2.1(d) and 2.3.

(b)    Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders seeking to register outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least ten million dollars ($10,000,000), then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3. The Initiating Holders may request that any registration pursuant to Section 2.1(b) be made pursuant to SEC Rule 415 (a “Shelf Registration”) and (if the Company is a WKSI at the time any such request is submitted to the Company or will

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become one by the time of the filing of such Shelf Registration) that such Shelf Registration be an automatic shelf registration statement (as defined in SEC Rule 405) (an “Automatic Shelf Registration Statement”).

(c)    Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 (including, for the avoidance of doubt, Section 2.1(e)), a certificate signed by the Company’s chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

(d)    The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a), (i) during the period that is sixty (60) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registration pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b) or 2.1(e), (i) during the period that is thirty (30) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is sixty (60) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two (2) registrations pursuant to Section 2.1(b) or 2.1(e) within the twelve (12) month period immediately preceding the date of such request. In the case of a registration pursuant to Section 2.1(b), a registration shall not be counted as “effected” for purposes of this Section 2.1(c) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 2.1(c); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as “effected” for purposes of this Section 2.1(c). In the case of a registration pursuant to Section 2.1(e), such registration shall only be counted as “effected” for purposes of this Section 2.1(d) once the applicable Investor(s) sign the underwriting agreement relating thereto.

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(e)    Shelf Registrations.

(i)    For so long as a registration statement for a Shelf Registration (a “Shelf Registration Statement”) is and remains effective, subject to the limitations of Sections 2.1(c), 2.1(d) and 2.3, Investors having an anticipated aggregate offering price, net of Selling Expenses, of at least $10,000,000, of Registrable Securities available for sale pursuant to such registration statement (“Shelf Registrable Securities”) will have the right at any time or from time to time to request to sell pursuant to an offering (including an underwritten offering). If such Investor(s) desire to sell Registrable Securities pursuant to an underwritten offering, then such Investor(s) shall deliver to the Company a written notice (a “Shelf Offering Notice”) specifying the number of Shelf Registrable Securities that the Investor(s) desire to sell pursuant to such underwritten offering (the “Shelf Offering”). As promptly as practicable, but in no event later than five (5) Business Days after receipt of a Shelf Offering Notice, the Company will give written notice of such Shelf Offering Notice to all other Holders of Shelf Registrable Securities that have been identified as selling stockholders in such Shelf Registration Statement and are otherwise permitted to sell in such Shelf Offering, which notice shall request that each such Holder specify, within seven (7) days after the Company’s receipt of the Shelf Offering Notice, the maximum number of Shelf Registrable Securities such Holder desires to be disposed of in such Shelf Offering. The Company, subject to Section 2.3(a) and Section 2.3(b), will include in such Shelf Offering all Shelf Registrable Securities with respect to which the Company has received timely written requests for inclusion. The Company will, as expeditiously as is reasonably practical use its commercially reasonable efforts to consummate such Shelf Offering.

(ii)    If the Shelf Offering described in Section 2.1(e) is proposed to be structured as an underwritten block trade or bought deal pursuant to a Shelf Registration Statement (either through filing an Automatic Shelf Registration Statement or through a take-down from an already existing Shelf Registration Statement) (each, an “Underwritten Block Trade”), then notwithstanding the time periods set forth in Section 2.1(e)(i), such Investor may notify the Company of the Underwritten Block Trade not less than five (5) Business Days prior to the day such offering is first anticipated to commence. The Company will promptly notify other Investors of such Underwritten Block Trade and such notified Investors (each, a “Potential Participant”) may elect whether or not to participate no later than the second Business Day thereafter (i.e. three (3) Business Days prior to the day such offering is to commence) (unless a longer period is agreed to by the requesting Investors), and the Company will as expeditiously as reasonably practical use its commercially reasonable efforts to assist in the facilitation of such Underwritten Block Trade (which may close as early as two (2) Business Days after the date it commences); provided further that, notwithstanding the provisions of Section 2.1(e)(i), no Holder (other than an Investor) will be permitted to participate in an Underwritten Block Trade without the written consent of the participating Investors. Any Potential Participant’s request to participate in an Underwritten Block Trade shall be binding on the Potential Participant.

2.2    Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely

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for cash (other than in an Excluded Registration, a registration relating to a demand pursuant to Section 2.1, the IPO or a de-SPAC Transaction), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.1(d) before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3    Underwriting Requirements.

(a)    If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Board of Directors and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting; provided, however, that no Holder (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such Holder’s ownership of shares and authority to enter into the underwriting agreement and to such Holder’s intended method of distribution, and the liability of such Holder shall be several and not joint, and limited to an amount equal to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 2.3, if the underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

(b)    In connection with any offering involving an underwriting of shares of the Company’s capital stock pursuant to Section 2.1(d), the Company shall not be required to include any of the Holders’ Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters (provided that the Holders have the right to negotiate any terms specifically related to the Holders or their Registrable Securities), and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds

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the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. Notwithstanding the foregoing, in no event shall the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such “selling Holder,” as defined in this sentence.

(c)    For purposes of Section 2.1, a registration shall not be counted as “effected” if, as a result of an exercise of the underwriter’s cutback provisions in Section 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4    Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)    prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that, subject to the SEC’s rules and regulations, (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of a Shelf Registration Statement, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b)    prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

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(c)    furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)    use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business, to take any action which would subject it to taxation or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to taxation or service (as applicable) in such jurisdiction and except as may be required by the Securities Act;

(e)    in the event of any underwritten public offering, (i) enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering, (ii) take all such other actions as the Holders of a majority of the Registrable Securities or the underwriter(s), if any, reasonably request to expedite or facilitate the disposition of Registrable Securities (including, without limitation, participating in “road shows,” investor presentations, marketing events and other selling efforts) and (iii) cause appropriate officers as are requested by an underwriter to participate in a “road show” or similar marketing events being conducted by such underwriter with respect to an underwritten public offering;

(f)    use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)    provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration statement;

(h)    promptly make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i)    notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed;

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(j)    after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus;

(k)    notify each Holder of (A) the issuance by the SEC of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose, (B) the receipt by the Company or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (C) the effectiveness of each registration statement filed hereunder;

(l)    notify in writing each seller of such Registrable Securities (A) promptly after it receives notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to a registration statement has been filed, (B) promptly after receipt thereof, of any request by the SEC for the amendment or supplementing of such registration statement or prospectus or for additional information, and (C) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event or of any information or circumstances as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, subject to Section 2.1(c), if required by applicable law or to the extent requested by an Investor, the Company will use its commercially reasonable efforts to promptly prepare and file a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading and (D) if at any time prior to the closing of any offering, the representations and warranties of the Company in any underwriting agreement, securities sale agreement, or other similar agreement, relating to such offering shall cease to be true and correct;

(m)    enter into and perform such customary agreements (including, as applicable, underwriting agreements in customary form) and take all such other actions as an Investor or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, making available the executive officers of the Company and participating in “road shows,” investor presentations, marketing events and other selling efforts);

(n)    take all actions to ensure that any Free-Writing Prospectus utilized in connection with any registration or Shelf Offering hereunder complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, prospectus supplement and related documents, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(o)    permit any Holder which, in its reasonable judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to allow such Holder to provide language for insertion therein, in form and substance satisfactory to the Company, which in the reasonable judgment of such Holder and its counsel should be included;

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(p)    take reasonable steps to facilitate the removal of restrictive legends, as applicable, in accordance with the rules and requirements of the Securities Act;

(q)    if requested by any managing underwriter, include in any prospectus or prospectus supplement updated financial or business information for the Company’s most recent period or current quarterly period (including estimated results or ranges of results) if then-available to the Company and required for purposes of marketing the offering in the view of the managing underwriter;

(r)    (A) use commercially reasonable efforts in connection with the preparation and filing of applications, notices, registrations and responses to requests for additional information with FINRA, the New York Stock Exchange, Nasdaq or any other national securities exchange on which the shares of Common Stock are or are to be listed, and (B) to the extent required by the rules and regulations of FINRA, retain a Qualified Independent Underwriter acceptable to the managing underwriter;

(s)    in the case of any underwritten offering, use its commercially reasonable efforts to obtain, and deliver to the underwriter(s), in the manner and to the extent provided for in the applicable underwriting agreement, one or more comfort letters from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters;

(t)    use commercially reasonable efforts to obtain one or more legal opinions, “negative assurance letters” and officers certificates as are customary for such registration;

(u)    if at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, use its commercially reasonable efforts to refile the Shelf Registration Statement on Form S-3, if available, and keep such registration statement effective during the period during which such registration statement is required to be kept effective; and

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company’s directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5    Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder’s Registrable Securities.

2.6    Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of

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counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000 per registration, of one counsel for the selling Holders selected by Holders of a majority of the Registrable Securities to be registered (“Selling Holder Counsel”), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a), 2.1(b) or 2.1(e), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 2.1(a), 2.1(b) or 2.1(e). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 (other than fees and disbursements of counsel to any Holder, other than the Selling Holder Counsel, which shall be borne solely by the Holder engaging such counsel) shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7    Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8    Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a)    To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the Affiliates, partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)    To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any

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underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Section 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)    Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, only to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d)    To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim,

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damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)    Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f)    Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9    Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)    make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO or the consummation of a de-SPAC Transaction;

(b)    use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)    furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90)

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days after the effective date of the registration statement filed by the Company for the IPO or twelve (12) months following a de-SPAC Transaction), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) unless available on EDGAR, a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10    Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of at least fifty percent (50%) of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) provide to such holder or prospective holder the right to include securities in any registration on a senior basis as compared to the Registrable Securities then outstanding; or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder.

2.11    “Market Stand-off” Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus or prospectus supplement, as applicable, relating to the public offering by the Company of shares of its Common Stock or any other equity securities under the Securities Act pursuant to a registration statement on Form S-1 or Form S-3 or the consummation of a de-SPAC Transaction, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO or de-SPAC Transaction or ninety (90) days in the case of any public offering other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise, or (iii) announce any plan or intention with respect to any transaction described in clause (i) or (ii) above. The foregoing provisions of this Section 2.11 shall not apply to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are

16

subject to the same restrictions and, solely in the case of the IPO or a de-SPAC Transaction, the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company’s outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Class A Preferred Stock, Class C Preferred Stock and Class D Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto.

2.12    Restrictions on Transfer.

(a)    The Class A Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock and the Registrable Securities are subject to the restrictions on transfer set forth in the Stockholders’ Agreement and shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Class A Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. Notwithstanding the foregoing, following the IPO or de-SPAC Transaction, the Company shall not require any transferee of shares pursuant to an effective registration statement or SEC Rule 144 to be bound by the terms of this Agreement.

(b)    Each certificate, instrument, or book entry representing (i) the Class A Preferred Stock, the Class C Preferred Stock or the Class D Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO A STOCKHOLDERS’ RIGHTS AGREEMENT OR SIMILAR AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND SUCH STOCKHOLDER

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IS DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL SUCH PROVISIONS THEREIN, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP AS SET FORTH THEREIN.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c)    The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction or following the IPO or de-SPAC Transaction, the transfer is made pursuant to SEC Rule 144, the Holder thereof shall give notice to the Company of such Holder’s intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder’s expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a “no action” letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or “no action” letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that with respect to transfers under the foregoing clause (y), each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act. The Company may waive the transfer restrictions contemplated by this Section 2 with respect to any Company Competitor at any time in its sole discretion.

2.13    Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1 or 2.1(d) shall terminate upon the earliest to occur of:

(a)    at such time that such Holder (i) owns (together with its “affiliates” as determined under SEC Rule 144) less than five percent (5%) of the outstanding capital stock of the Company, and (ii) is permitted to sell such Registrable Securities under SEC Rule 144 (or any similar provision) without limitation on the amount of securities sold or the manner of sale;

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(b)    at such time that such Holder (i) owns (together with its “affiliates” as determined under SEC Rule 144) less than one percent (1%) of the outstanding capital stock of the Company, and (ii) is permitted to sell such Registrable Securities under SEC Rule 144 (or any similar provision);

(c)    the fifth (5th) anniversary of the IPO or de-SPAC Transaction (or such later date that is one hundred eighty (180) days following the expiration of all deferrals of the Company’s obligations pursuant to Section 2 that remain in effect as of the fifth (5th) anniversary of the consummation of the IPO or de-SPAC Transaction); and

(d)    the consummation of the transaction contemplated by the merger agreement, between the Company, Frontier Merger Sub, Inc., Frontier Merger Sub II, LLC and Gores Holdings VIII, Inc. (the “Merger Agreement”), so long as a SPAC agrees to enter into the amended and restated registration rights agreement in the form attached to the Merger Agreement.

3.	Miscellaneous.

3.1    Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is a Fund Affiliate of a Holder (other than Movendo) or is a Non-Portfolio Company Affiliate of Movendo (in each case other than a Company Competitor) or is an Affiliate of Koch (in each case other than a Company Competitor) or (ii) is a Holder’s Immediate Family Member or trust for the benefit of an individual Holder or one (1) or more of such Holder’s Immediate Family Members; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder’s Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder’s Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. The Company may waive the transfer restrictions contemplated by this Section 3 with respect to any Company Competitor at any time in its sole discretion.

3.2    Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

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3.3    Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

3.4    Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

3.5    Notices.

(a)    All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Legal Officer, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 3.5. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Kirkland & Ellis LLP, 3330 Hillview Avenue, Palo Alto, CA 94304 to the attention of [***], email: [***], and Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, email: [***], to the attention of [***].

(b)    Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the “DGCL”), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor’s name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor agrees to promptly notify the Company of any change in such stockholder’s electronic mail address, and that failure to do so shall not affect the foregoing.

3.6    Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and each of the Investors; provided that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company’s failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be

20

deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 3.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one (1) or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

3.7    Severability. In case any one (1) or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

3.8    Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

3.9    De-SPAC Transaction. In the event the Company consummates a de-SPAC Transaction, it will cause the SPAC to provide comparable obligations of the Company under this Agreement, except as otherwise agreed by (x) the holders of a majority of the Class A Preferred Stock, (y) the holders of a majority of the Class C Preferred Stock and (z) the holders of a majority of the Class D Preferred Stock.

3.10    Entire Agreement. This Agreement together with the other documents and agreements referred to herein constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

3.11    Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Wilmington, Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Wilmington, Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

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WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Each party will bear its own costs in respect of any disputes arising under this Agreement. The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Wilmington, Delaware or any court of the State of Delaware having subject matter jurisdiction.

3.12    Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Fourth Amended and Restated Registration Rights Agreement as of the date first written above.

COMPANY:

FOOTPRINT INTERNATIONAL HOLDCO, INC.

By:
Name:
Title:

SIGNATURE PAGE TO Fourth A&R REGISTRATION RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Fourth Amended and Restated Registration Rights Agreement as of the date first written above.

KSP Footprint Investments, LLC

By:
Name:
Title:

SIGNATURE PAGE TO Fourth A&R REGISTRATION RIGHTS AGREEMENT

Schedule A

[Intentionally Omitted].

ANNEX II

A&R Certificate of Incorporation of Parent

CONFIDENTIAL

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

GORES HOLDINGS VIII, INC.

[●], being the [●] of Gores Holdings VIII, Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

FIRST:    The present name of the Corporation is Gores Holdings VIII, Inc. The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on September 14, 2020. The Corporation filed its Amended and Restated Certificate of Incorporation on February 24, 2021 (as amended and restated, the “Certificate of Incorporation”).

SECOND:    The Board of Directors of the Corporation, pursuant to a unanimous written consent, adopted resolutions authorizing the Corporation to amend, integrate and restate the Certificate of Incorporation of the Corporation in its entirety to read as set forth in Exhibit A attached hereto and made a part hereof (the “Restated Certificate”).

THIRD:    The Restated Certificate restates and integrates and further amends the Certificate of Incorporation.

FOURTH:    The Restated Certificate was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of its stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware.

*    *    *    *    *

IN WITNESS WHEREOF, Gores Holdings VIII, Inc. has caused this Second Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this [●] day of [●], 2022.

GORES HOLDINGS VIII, INC.

By:
Name:
Title:

2

Exhibit A

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

FOOTPRINT INTERNATIONAL, INC.

ARTICLE I

NAME

Section 1.1    Name. The name of the Corporation is Footprint International, Inc. (the “Corporation”).

ARTICLE II

REGISTERED AGENT

Section 2.1    Address. The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

PURPOSE

Section 3.1    Purpose. The nature and purpose of the business of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

CAPITALIZATION

Section 4.1    Authorized Capital Stock; Rights and Options.

(a)    The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is 480,000,000 shares, consisting of: (i) 40,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”) and (ii) 440,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), including (A) 400,000,000 shares of Class A Common Stock (the “Class A Common Stock”) and (B) 40,000,000 shares of Class F Common Stock (the “Class F Common Stock”). The Preferred Stock and the Common Stock shall have the designations, rights, powers and preferences and the qualifications, restrictions and limitations thereof, if any, set forth below.

(b)    The number of authorized shares of any of the Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares of such class or series then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no separate class vote of the holders of any of the Preferred Stock or Common Stock shall be required therefor, except as otherwise expressly provided in this Second Amended and Restated Certificate of Incorporation (as it may be amended, the “Restated Certificate”) (including pursuant to any certificate of designation relating to any series of Preferred Stock).

(c)    Following the filing of this Restated Certificate with the Secretary of State of the State of Delaware and immediately prior to the Corporation’s consummation of any business combination, each share of Class F Common Stock outstanding immediately prior to the filing of this Restated Certificate shall automatically be converted into one share of Class A Common Stock without any action on the part of any Person (as defined below), including the Corporation, and concurrently with such conversion, the number of authorized shares of Class F Common Stock shall be reduced to zero. It is intended that the conversion of Class F Common Stock into Class A Common Stock will be treated as a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

(d)    The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board of Directors of the Corporation (the “Board”). The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options. Notwithstanding the foregoing, the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of capital stock a number of shares of the class of capital stock issuable pursuant to any such rights, warrants and options outstanding from time to time.

Section 4.2    Preferred Stock. The Board is authorized, subject to limitations prescribed by law, to provide, by resolution or resolutions for the issuance of shares of Preferred Stock in one or more series, and with respect to each series, to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other special rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof. The powers (including voting powers), preferences, and relative, participating, optional and other special rights of each series of Preferred Stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the approval of the Board and by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors, without the separate vote of the holders of the Preferred Stock as a class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Section 4.3    Common Stock. The powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions of the Common Stock are as follows:

(a)    Voting Rights.

(i)    Except as otherwise expressly provided in this Restated Certificate or as provided by law, each holder of record of Common Stock, as such, shall be entitled to one (1) vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, including the election or removal of directors, or holders of Common Stock as a separate class are entitled to vote.

(ii)    Except as otherwise expressly provided in this Restated Certificate or required by applicable law, the holders of Common Stock having the right to vote in respect of such Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock are entitled to vote together with the holders of Common

Stock having the right to vote in respect of such Common Stock, as a single class with the holders of such other series of Preferred Stock) on all matters submitted to a vote of the stockholders having voting rights generally.

(iii)    Notwithstanding the foregoing provisions of this Section 4.3(a), to the fullest extent permitted by law, holders of Common Stock, as such, shall have no voting power under this Restated Certificate with respect to, and shall not be entitled to vote on, any amendment to this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon under this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock) or under the DGCL. The foregoing provisions of this clause (iii) shall not limit any voting power granted to holders of Common Stock or any class thereof in the terms of such Preferred Stock.

(b)    Dividends and Distributions.

(i)    Common Stock. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any other class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends and other distributions in cash, stock of the Corporation or property of the Corporation, each share of Common Stock shall be entitled to receive, Ratably (as defined below) with other Participating Shares, such dividends and other distributions as may from time to time be declared by the Board in its discretion out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine.

(ii)    Notwithstanding anything to the contrary in the preceding clause (i), dividends may be declared on any one class of Common Stock payable in additional shares of such class if, substantially concurrently therewith, like dividends are declared on each other class of Common Stock payable in additional shares of such other the same rate per share.

(c)    Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the Corporation’s debts and any other payments required by law and amounts payable upon outstanding shares of Preferred Stock ranking senior to the shares of Common Stock upon such dissolution, liquidation or winding up, if any, the remaining net assets of the Corporation shall be distributed to the holders of shares of Common Stock and the holders of shares of any other class or series ranking equally with the shares of Common Stock upon such dissolution, liquidation or winding up, equally on a per share basis. Subject to the rights of the holders of Preferred Stock then outstanding and the other provisions of this Restated Certificate, a merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this Section 4.3(c).

(d)    Splits. If the Corporation at any time combines or subdivides (by any stock split, stock dividend, recapitalization, reorganization, merger, amendment of this Restated Certificate, scheme, arrangement or otherwise) the number of shares of any class or series of Common Stock into a greater or lesser number of shares, the shares of each other class or series shall be proportionately similarly combined or subdivided. Any adjustment described in this Section 4.3(d) shall become effective at the close of business on the date the combination or subdivision becomes effective.

(e)    No Preemptive or Subscription Rights. No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

ARTICLE V

BYLAWS

Subject to the rights of holders of any series of Preferred Stock then outstanding, in furtherance and not in limitation of the powers conferred by law, the Bylaws of the Corporation (as amended and/or restated, the “Bylaws”) may be amended, altered or repealed and new bylaws made by (a) the Board or (b) in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designation relating to any series of Preferred Stock), the Bylaws or applicable law, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2⁄3%) of the voting power of the then outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors (“Voting Stock”), voting together as a single class.

ARTICLE VI

BOARD OF DIRECTORS

Section 6.1    Board of Directors.

(a)    Board Powers. Except as otherwise provided in this Restated Certificate or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

(b)    Number, Election and Term.

(i)    Subject to any rights of the holders of any series of Preferred Stock then outstanding to elect additional directors under specified circumstances or otherwise, the number of directors which shall constitute the Board shall initially be [●] ([●]) and, thereafter, shall be fixed from time to time exclusively by resolution of the Board.

(ii)    The directors of the Corporation, other than those who may be elected by the holders of any series of Preferred Stock, shall be divided into three (3) classes, as nearly equal in number as possible, designated Class I, Class II and Class III.

(iii)    Subject to the rights of the holders of any series of Preferred Stock then outstanding, the directors shall be elected by a plurality of the votes cast. The term of office of the initial Class I directors shall expire at the first annual meeting of stockholders following the Effective Date (as defined below), the term of office of the initial Class II directors shall expire at the second succeeding annual meeting of stockholders after the Effective Date and the term of office of the initial Class III directors shall expire at the third succeeding annual meeting of the stockholders after the Effective Date. For the purposes hereof, the Board may assign directors already in office to Class I, Class II and Class III. At each annual meeting of stockholders after the Effective Date, directors elected to replace those of a class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting after their election and until their respective successors shall have been duly elected and qualified. Each such director shall hold office until the annual meeting of stockholders for the year in which such director’s term expires and a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Nothing in this Restated Certificate shall preclude a director from serving consecutive terms. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

(iv)    Directors of the Corporation need not be elected by written ballot, unless the Bylaws shall so provide.

Section 6.2    Newly-Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, disqualification, removal from office or any other cause may be filled only by resolution of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and may not be filled in any other manner. A director elected or appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor in office and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. A director elected or appointed to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been elected or appointed and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 6.3    Resignation and Removal. Subject to the rights of the holders of any series of Preferred Stock then outstanding and notwithstanding any other provision of this Restated Certificate, directors may only be removed for cause and only upon the affirmative vote of stockholders representing at least sixty-six and two-thirds percent (66 2⁄3%) of the voting power of the then outstanding shares of Voting Stock. Any director may resign at any time upon notice in writing or by electronic transmission to the Corporation.

Section 6.4    Preferred Stock Directors. Notwithstanding the provisions of this Article VI, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately or together by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorship shall be subject to the rights of such series of Preferred Stock. During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (a) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions; and (b) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, disqualification or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

Section 6.5    Quorum. A quorum for the transaction of business by the directors shall be set forth in the Bylaws.

Section 6.6    Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

ARTICLE VII

CONSENT OF STOCKHOLDERS IN LIEU OF MEETING; ANNUAL AND SPECIAL

MEETINGS OF STOCKHOLDERS

Section 7.1    Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken by the Corporation’s stockholders may be taken only at a duly called annual or special meeting of the Corporation’s stockholders and the power of stockholders to act by consent without a meeting is specifically denied; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided in the resolutions creating such series of Preferred Stock.

Section 7.2    Special Meetings of Stockholders. Subject to the rights of the holders of any series of Preferred Stock then outstanding and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by or at the direction of the Board or the Chairman of the Board pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that the Corporation would have if there were no vacancies

ARTICLE VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1    Limited Liability of Directors. To the fullest extent permitted by law, no director of the Corporation will have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither the amendment nor the repeal of this Article VIII shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing prior to such amendment or repeal.

Section 8.2    Indemnification and Advancement of Expenses.

(a)    To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each Person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation to procure a judgment in its favor (for purposes of this Section 8.2, a “Proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, member, manager, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and disbursements, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes, damages, claims and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such Proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending or otherwise participating in any Proceeding in advance of its final disposition. Notwithstanding the foregoing, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for Proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board.

(b)    The rights to indemnification and advancement of expenses conferred on any Indemnitee by this Section 8.2 shall not be exclusive of any other rights that any Indemnitee may have or hereafter acquire under law, this Restated Certificate, the Bylaws, insurance, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c)    Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any Proceeding (regardless of when such Proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)    This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to Persons other than Indemnitees.

(e)    The Corporation shall purchase and maintain insurance (or be named insured on the insurance policy of an Affiliate), on behalf of the Indemnitees and such other Persons as the Board shall determine, in its sole discretion, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with such Person’s activities on behalf of the Corporation, regardless of whether the Corporation would have the power to indemnify such Person against such liability under the provisions of this Restated Certificate.

ARTICLE IX

CORPORATE OPPORTUNITIES

Except with respect to any corporate opportunity expressly offered or presented to any Indemnitee solely in his or her capacity as a director or officer of, through his or her service to, or pursuant to a contract with, the Corporation and its subsidiaries (an “Excluded Opportunity”), to the fullest extent permitted by applicable law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to such Indemnitee in circumstances where the application of any such doctrine to a corporate opportunity would conflict with any fiduciary duties or contractual obligations he or she may have as of the date of this Restated Certificate or in the future. Nothing in this Restated Certificate, including (without limitation) the foregoing sentence, shall be deemed to supersede any other agreement to which an Indemnitee may be a party or the rights of any other party thereto restricting such Indemnitee’s ability to have certain business interests or engage in certain business activities or ventures. To the fullest extent permitted by applicable law, but subject to the immediately preceding sentence, the Corporation hereby waives and renounces any interest or expectancy that any such Indemnitee shall offer any such corporate opportunity of which he or she may become aware to the Corporation (except to the extent such corporate opportunity is an Excluded Opportunity).

To the fullest extent permitted by applicable law, but without limiting any separate agreement to which an Indemnitee may be party with the Corporation or any of its subsidiaries, and except with respect to any Excluded Opportunities, (a) such Indemnitee shall not have any fiduciary duty to refrain from the engagement in competitive activities in accordance with the provisions of this Article IX, (b) it shall not be a breach of any Indemnitee’s duties or any other obligation of any type whatsoever of any Indemnitee if an Indemnitee engages in, or directs to another Person, any such business interests or activities in preference to or to the exclusion of the Corporation or any of its subsidiaries, and (c) no Indemnitee shall be liable to the Corporation, any stockholder of the Corporation or any other Person who acquires an interest in the stock of the Corporation, by reason of the fact that such Indemnitee pursues or acquires a business opportunity that is not an Excluded Opportunity for itself, directs such opportunity to another Person, or does not communicate such opportunity or information to the Corporation or any of its subsidiaries.

In addition to and without limiting the foregoing provisions of this Article IX, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation or any of its subsidiaries if it is a business opportunity that (i) the Corporation and its subsidiaries are neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the business of the Corporation and its subsidiaries or is of no practical advantage to the Corporation and its subsidiaries, (iii) is one in which the Corporation and its subsidiaries have no interest or reasonable expectancy, or (iv) is one presented to any account for the benefit of an Indemnitee or an Affiliate of Indemnitee (other than the Corporation or any of its subsidiaries) over which such Indemnitee has no direct or indirect influence or control, including, but not limited to, a blind trust.

For avoidance of doubt, the foregoing paragraphs of this Article IX are intended to renounce with respect to the Indemnitees, to the fullest extent permitted by Section 122(17) of the DGCL, any interest or expectancy of the Corporation or any of its subsidiaries in, or in being offered an opportunity to participate in, any business opportunities that are not Excluded Opportunities, and this Article IX shall be construed to effect such renunciation to the fullest extent permitted by the DGCL.

Any Indemnitee may, directly or indirectly, (A) acquire stock of the Corporation, and options, rights, warrants and appreciation rights relating to stock of the Corporation and (B) except as otherwise expressly provided in this Restated Certificate, exercise all rights of a stockholder of the Corporation relating to such stock, options, rights, warrants and appreciation rights.

Notwithstanding anything to the contrary elsewhere contained in this Restated Certificate, subject to the rights of the holders of any series of Preferred Stock then outstanding, and in addition to any vote required by applicable law, the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal, or to adopt any provision inconsistent with, this Article IX; provided however, that, to the fullest extent permitted by law, neither the alteration, amendment or repeal of this Article IX nor the adoption of any provision of this Restated Certificate inconsistent with this Article IX shall apply to or have any effect on the liability or alleged liability of any Indemnitee for or with respect to any activities or opportunities which such Indemnitee becomes aware prior to such alteration, amendment, repeal or adoption.

To the fullest extent permitted by applicable law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

SEVERABILITY

If any provision or provisions of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby.

ARTICLE XI

EXCLUSIVE FORUM

Unless this Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, the Restated Certificate or the Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine; provided, that for the avoidance of doubt, this provision, including for any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act of 1933, the Securities Exchange Act of 1934 or any other claim for which the federal courts have exclusive jurisdiction. The federal district courts of the United States shall be the exclusive forum for resolutions of any complaint asserting a cause of action arising under the Securities Act of 1933. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

ARTICLE XII

AMENDMENTS

Subject to the rights of holders of any series of Preferred Stock then outstanding, and in addition to any other vote required by law or this Restated Certificate, no provision of Article VII, Article XI or this Article XII of this Restated Certificate may be altered, amended or repealed in any respect, nor may any provision of this Restated Certificate or the Bylaws inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2⁄3%) of the voting power of all outstanding shares of Voting Stock, voting together as a single class.

ARTICLE XIII

DEFINITIONS

Section 13.1    Definitions. As used in this Restated Certificate, the following terms have the following meanings, unless clearly indicated to the contrary:

(a)    “Affiliate” means, with respect to any Person, any other Person controlled by, controlling or under common control with such Person; where “control” (including, with its correlative meanings, “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by contract or otherwise).

(b)    “Effective Date” means the date of the filing and effectiveness of this Restated Certificate with the Secretary of State of the State of Delaware.

(c)    “Participating Shares” means shares of any other class or series of Common Stock or Preferred Stock to the extent that, in accordance with the terms thereof, such shares are entitled to participate with Common Stock in, as applicable, (i) dividends or distributions paid by the Corporation, or (ii) any liquidation, dissolution or winding up of the Corporation.

(d)    “Person” means an individual, a sole proprietorship, a corporation, a partnership, limited liability company, a limited partnership, a joint venture, an association, a trust, or any other entity or organization, including a government or a political subdivision, agency or instrumentality thereof.

(e)    “Ratably” means, with respect to Participating Shares (determined pursuant to the definition of “Participating Shares”, as of the applicable time), on a per share basis. If, after the Effective Date, other terms are approved by the Corporation with respect to participation of any class or series of capital stock in residual distributions of the Corporation and are set forth in this Restated Certificate or any certificate of designation with respect to Preferred Stock, “Ratably” shall automatically be adjusted to take account of such other terms.

ANNEX III

A&R Bylaws of Parent

Final Form

AMENDED AND RESTATED BYLAWS

OF

FOOTPRINT INTERNATIONAL, INC.

A Delaware corporation

(Adopted as of [●], 2022)

ARTICLE I

OFFICES

Section 1.1    Offices. Footprint International, Inc. (the “Corporation”) may have an office or offices other than its registered office at such place or places, either within or outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or the business of the Corporation may require. The registered office of the Corporation in the State of Delaware shall be as stated in the Corporation’s certificate of incorporation as then in effect (the “Certificate of Incorporation”).

ARTICLE II

STOCKHOLDERS

Section 2.1    Annual Meetings. The annual meeting of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other business as may properly be brought before such meeting shall be held on such date, and at such time and place, if any, within or without the State of Delaware, or by means of remote communications, including by webcast, pursuant to Section 2.12(c)(ii), as may be designated from time to time by the Board. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled.

Section 2.2    Special Meetings. Except as otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”) or required or permitted by the Certificate of Incorporation, and subject to the rights of the holders of any class or series of Preferred Stock (as defined in the Certificate of Incorporation), if any, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer. Special meetings may be held either at a place, within or without the State of Delaware, or by means of remote communications, including by webcast, pursuant to Section 2.12(c)(ii), as the Board may determine. The Board may postpone, reschedule or cancel any special meeting of stockholders previously scheduled.

Section 2.3    Notice of Meetings. Except as otherwise provided by the DGCL, the Certificate of Incorporation or these Bylaws, notice of the date, time, place (if any), the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders shall be given not more than 60, nor less than ten, days previous thereto (unless a different time is specified by applicable law), to each stockholder entitled to vote at the meeting as of the record date for determining stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in the manner provided in Section 232 of the DGCL. Whenever notice is required to be given under any provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the stockholder entitled to notice, or a waiver by electronic transmission given by the stockholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders of the Corporation need be specified in any waiver of notice of such meeting. Attendance of a stockholder of the Corporation at a meeting of such stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and does not further participate in the meeting.

Section 2.4    Quorum; Adjournments. The holders of a majority in voting power of the capital stock of the Corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided herein, by applicable law or by the Certificate of Incorporation; but if at any meeting of stockholders there shall be less than a quorum present, the chairman of the meeting or, by a majority in voting power thereof, the stockholders present (either in person or by proxy) may, to the extent permitted by law, adjourn the meeting from time to time without further notice, other than announcement at the meeting of the date, time and place, if any, and the means of remote communication, if any, by which stockholders may be deemed present in person and vote at such adjourned meeting, until a quorum shall be present or represented. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. At any adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted which might have been transacted at the original meeting. Notice need not be given of any adjourned meeting if the time, date and place, if any, and the means of remote communication, if any, by which stockholders may be deemed present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than 60 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting.

Section 2.5    Organization of Meetings. The Chairman of the Board, or in the absence of the Chairman of the Board, or at the Chairman of the Board’s discretion, the Chief Executive Officer, or in the Chief Executive Officer’s absence or at the Chief Executive Officer’s discretion, any officer of the Corporation, shall call all meetings of the stockholders to order and shall act as chairman of any such meetings. The Secretary of the Corporation or, in such officer’s absence, an Assistant Secretary of the Corporation, shall act as secretary of the meeting. If neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Unless otherwise determined by the Board prior to the meeting, the chairman of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, convening the meeting and adjourning the meeting (whether or not a quorum is present), announcing the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote, imposing restrictions on the persons (other than stockholders of record of the Corporation or their duly appointed proxies) who may attend any such meeting, establishing procedures for the transaction of business at such meeting (including the dismissal of business not properly presented), maintaining order at the meeting and safety of those present, restricting entry to such meeting after the time fixed for commencement thereof and limiting the circumstances in which any person may

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make a statement or ask questions at any meeting of stockholders. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.6    Proxies.

(a)    At all meetings of stockholders, any stockholder entitled to vote thereat shall be entitled to vote in person or by proxy, subject to applicable law. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the DGCL, the following shall constitute a valid means by which a stockholder may grant such authority: (i) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, and execution of the writing may be accomplished by the stockholder or the stockholder’s authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; or (ii) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing by means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period; provided, that any such means of electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. If it is determined that such electronic transmissions are valid, the inspector or inspectors of stockholder votes or, if there are no such inspectors, such other persons making that determination shall specify the information upon which they relied.

(b)    A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

(c)    Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the preceding paragraphs of this Section 2.6 (including any electronic transmission) may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d)    Proxies shall be filed with the secretary of the meeting prior to or at the commencement of the meeting to which they relate.

Section 2.7    Voting. When a quorum is present at any meeting, the vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Certificate of Incorporation, these Bylaws or the DGCL a different vote is required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required and a quorum is present, the affirmative vote of a majority of the votes cast by shares of such class or series or classes or series and entitled to vote

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on the subject matter shall be the act of such class or series or classes or series, unless the question is one upon which by express provision of the Certificate of Incorporation, these Bylaws or the DGCL a different vote is required, in which case such express provision shall govern and control the decision of such question. Voting at meetings of stockholders need not be by written ballot.

Section 2.8    Fixing Record Date.

(a)    In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by applicable law, not be more than 60 nor less than ten days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b)    In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change or conversion or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

(c)    Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board, (i) when no prior action of the Board is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

Section 2.9    Consents in Lieu of Meeting. At any time when action by one or more classes or series of stockholders of the Corporation is permitted to be taken by written consent pursuant to the terms and limitations set forth in the Certificate of Incorporation, the provisions of this section shall apply. All

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consents properly delivered in accordance with the Certificate of Incorporation and the DGCL shall be deemed to be recorded when so delivered. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the Corporation as required by the DGCL, written consents signed by the holders of a sufficient number of shares to take such corporate action are so delivered to the Corporation in accordance with the applicable provisions of the DGCL. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided in the applicable provisions of the DGCL. Any action taken pursuant to such written consent or consents of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting thereof. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the DGCL, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand, by certified or registered mail, return receipt requested, or by electronic transmission. If no record date has been fixed by the Board and prior action by the Board is required by the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

Section 2.10    List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (a) on a reasonably accessible electronic network; provided, that the information required to gain access to such list is provided with the notice of the meeting; or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 2.11    Inspectors. The Board, in advance of all meetings of the stockholders, may, and shall if required by applicable law, appoint one or more inspectors of stockholder votes, who may be employees or agents of the Corporation or stockholders or their proxies, but who shall not be directors of the Corporation or candidates for election as directors. In the event that one or more inspectors of stockholder votes previously designated by the Board fails to appear or act at the meeting of stockholders,

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the chairman of the meeting may appoint one or more inspectors of stockholder votes to fill such vacancy or vacancies. Inspectors of stockholder votes appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall take and sign an oath to faithfully execute the duties of inspector of stockholder votes with strict impartiality and according to the best of their ability and the oath so taken shall be subscribed by them. The inspector or inspectors so appointed or designated shall (a) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (b) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by applicable law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law.

Section 2.12    Conduct of Meetings

(a)    Annual Meetings of Stockholders.

(i)    Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.3, (B) by or at the direction of the Board or any authorized committee thereof or (C) by any stockholder of the Corporation who is entitled to vote on such election or such other business at the meeting, who has complied with the notice procedures set forth in subparagraphs (ii) and (iii) of this Section 2.12(a) and who was a stockholder of record at the time such notice was delivered to the Secretary of the Corporation.

(ii)    For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of Section 2.12(a)(i), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation (even if such matter is already the subject of any notice to the stockholders or a public announcement from the Board), and, in the case of business other than nominations of persons for election to the Board, such other business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is scheduled for more than 30 days before, or more than 70 days following, such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not later than the tenth day following the day on which public announcement of the date of such meeting is first made. For purposes of the application of Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor provision), the date for notice specified in this Section 2.12(a)(ii) shall be the earlier of the date calculated as hereinbefore provided or the date specified in paragraph (c)(1) of Rule 14a-4. For purposes of the first annual meeting of stockholders following the adoption of these Bylaws, the date of the preceding year’s annual meeting shall be deemed to be [•], 2021 of the preceding calendar year. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or

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extend any time period) for the giving of a stockholder’s notice as described above. For the avoidance of doubt, a stockholder shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in these Bylaws. Notwithstanding anything in this Section 2.12(a)(ii) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least 100 calendar days prior to the first anniversary of the preceding year’s annual meeting of stockholders, then a stockholder’s notice required by this Section 2.12 shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary of the Corporation not later than the close of business on the tenth calendar day following the day on which such public announcement is first made by the Corporation.

(iii)    Such stockholder’s notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act), if any, on whose behalf the proposal is made; (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (I) the name and address of such stockholder, as they appear on the Corporation’s books and records, and of such beneficial owner, (II) the class or series and number of shares of capital stock of the Corporation which are owned directly or indirectly, beneficially and of record by such stockholder and such beneficial owner, (III) a representation that the stockholder (aa) is a holder of record of the stock of the Corporation at the time of the giving of the notice, (bb) will be entitled to vote at such meeting and (cc) will appear in person or by proxy at the meeting to propose such business or nomination, (IV) a representation as to whether the stockholder or the beneficial owner, if any, will be or is part of a group which will (aa) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (bb) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, (V) a certification regarding whether such stockholder and beneficial owner, if any, have complied with all applicable federal, state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of the Corporation and (VI) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations

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promulgated thereunder; (D) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, “proponent persons”); and (E) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (I) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (II) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of stock of the Corporation and/or (III) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation. A stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to this Section 2.12(a)(iii) or Section 2.12(b)) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting and as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof; provided, that if the record date for determining the stockholders entitled to vote at the meeting is less than 15 days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date. Any such update and supplement shall be delivered in writing to the Secretary of the Corporation at the principal executive offices of the Corporation not later than five days after the record date for determining the stockholders entitled to notice of the meeting (in the case of any update or supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting), not later than ten days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of 15 days prior to the meeting or any adjournment or postponement thereof) and not later than five days after the record date for determining the stockholders entitled to vote at the meeting, but no later than the date prior to the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of a date less than 15 days prior the date of the meeting or any adjournment or postponement thereof). The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and to determine the independence of such director under the Exchange Act and rules and regulations thereunder and applicable stock exchange rules.

(A)    The foregoing notice requirements of this Section 2.12(a)(iii) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Exchange Act, and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. Nothing in this Section 2.12(a)(iii) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

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(iv)    Notwithstanding anything in the second sentence of Section 2.12(a)(iii)(A) to the contrary, in the event that the number of directors to be elected to the Board is increased, effective after the time period for which nominations would otherwise be due under Section 2.12(a)(ii), and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Corporation at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.12 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which a public announcement of such increase is first made by the Corporation.

(b)    Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting pursuant to Section 2.3. At any time that the stockholders are not prohibited from filling vacancies or newly created directorships on the Board, nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board or a committee thereof or (ii) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote on such election at the meeting, who has complied with the notice procedures set forth in this Section 2.12 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting if the stockholder’s notice as required by Section 2.12(a)(ii) is delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

(c)    General.

(i)    (A) Only persons who are nominated in accordance with the procedures set forth in this Section 2.12 shall be eligible to be elected to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.12. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 2.12 and, if any proposed nomination or business is not in compliance with this Section 2.12, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted.

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(B)    Notwithstanding the foregoing provisions of this Section 2.12, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.12, to be considered a qualified representative of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(ii)    If authorized by the Board in its sole discretion, and subject to such rules, regulations and procedures as the Board may adopt, stockholders of the Corporation and proxyholders not physically present at a meeting of stockholders of the Corporation may, by means of remote communication participate in a meeting of stockholders of the Corporation and be deemed present in person and vote at a meeting of stockholders of the Corporation whether such meeting is to be held at a designated place or solely by means of remote communication; provided, however, that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder of the Corporation or proxyholder; (B) the Corporation shall implement reasonable measures to provide such stockholders of the Corporation and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders of the Corporation, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (C) if any stockholder of the Corporation or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

(iii)    For purposes of this Section 2.12, “public announcement” shall mean disclosure of the information to the public in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act or otherwise disseminated in a manner constituting “public disclosure” under Regulation FD promulgated by the Securities and Exchange Commission.

(iv)    No adjournment or postponement or notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice (or extend any notice time period) of such meeting for purposes of this Section 2.12, and in order for any notification required to be delivered by a stockholder pursuant to this Section 2.12 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.

(v)    Notwithstanding the foregoing provisions of this Section 2.12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.12; provided, however, that, to the fullest extent permitted by applicable law, any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to

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nominations or proposals as to any other business to be considered pursuant to this Section 2.12 (including clause (C) of Section 2.12(a)(i) and Section 2.12(b) hereof), and compliance with clause (C) of Section 2.12(a)(i) and Section 2.12(b) shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in this Section 2.12 shall apply to the right, if any, of the holders of any series of Preferred Stock, if any, to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1    Number; Chairman of the Board; Election; Quorum; Voting. The Board shall consist, subject to the Certificate of Incorporation or any certificate of designation with respect to any series of Preferred Stock, of such number of directors as shall from time to time be fixed exclusively by resolution adopted by the Board. The Board may elect a Chairman of the Board. The Chairman of the Board must be a director and may be an officer of the Corporation. Subject to the provisions of these Bylaws and the direction of the Board, he or she shall perform all duties and have all powers which are commonly incident to the position of Chairman of the Board or which are delegated to him or her by the Board, preside at all meetings of the stockholders and Board at which he or she is present and have such powers and perform such duties as the Board may from time to time prescribe. If the Chairman of the Board is not present at a meeting of the Board, the Chief Executive Officer (if the Chief Executive Officer is a director and is not also the Chairman of the Board) shall preside at such meeting, and, if the Chief Executive Officer is not present at such meeting, a majority of the directors present at such meeting shall elect one of the directors present at the meeting to so preside. Directors shall (except as hereinafter provided for the filling of vacancies and newly created directorships, and except as otherwise expressly provided in the Certificate of Incorporation) be elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of such directors in accordance with the terms of the Certificate of Incorporation. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business. Except as otherwise provided by law, these Bylaws or by the Certificate of Incorporation, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. Directors need not be stockholders.

Section 3.2    Resignation; Removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the Board, the Chairman of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation. The resignation shall take effect at the time or the happening of any event specified therein, and if no time or event is specified, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation. Directors of the Corporation may be removed in the manner provided in the Certificate of Incorporation and applicable law.

Section 3.3    Vacancies. Subject to the Certificate of Incorporation, unless otherwise required by the DGCL or Section 3.5, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, removal (including pursuant to the terms of the Certificate of Incorporation), retirement, disqualification or otherwise) shall be filled only by a majority of the directors then in office, although less than a quorum, by any authorized committee of the Board or by a sole remaining director.

Section 3.4    Meetings of the Board. Meetings of the Board shall be held at such place, if any, within or without the State of Delaware as may from time to time be fixed by resolution of the Board or as may be specified in the notice of any meeting. Regular meetings of the Board shall be held at such times

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as may from time to time be fixed by resolution of the Board and special meetings may be held at any time upon the call of the Chairman of the Board, the Chief Executive Officer, or by a majority of the total number of directors then in office, by written notice, including facsimile, e-mail or other means of electronic transmission, duly served on or sent and delivered to each director in accordance with Section 11.2. Notice of each special meeting of the Board shall be given, as provided in Section 11.2, to each director: (a) at least 24 hours before the meeting, if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (b) at least two days before the meeting, if such notice is sent by a nationally recognized overnight delivery service; and (c) at least five days before the meeting, if such notice is sent through the United States mail. If the Secretary of the Corporation shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. The notice of any regular meeting need not specify the purposes thereof, but notice of any special meeting shall specify the purposes thereof. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place, if any, at which such meeting is held. Notice need not be given of regular meetings of the Board held at times fixed by resolution of the Board. Notice of any meeting need not be given to any director who shall attend such meeting (except when the director attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing (including by electronic transmission).

Section 3.5    Preferred Stock Directors. Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock issued by the Corporation, if any, shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, and other features of such directorships shall be governed by the terms of the Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) applicable thereto. The number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the total number of directors fixed by the Board pursuant to the Certificate of Incorporation and these Bylaws. Except as otherwise expressly provided in the terms of such series, the number of directors that may be so elected by the holders of any such series of stock shall be elected for terms expiring at the next annual meeting of stockholders, and vacancies among directors so elected by the separate vote of the holders of any such series of Preferred Stock shall be filled by the affirmative vote of a majority of the remaining directors elected by such series, or, if there are no such remaining directors, by the holders of such series in the same manner in which such series initially elected a director.

Section 3.6    Committees. The Board may from time to time establish one or more committees of the Board to serve at the pleasure of the Board (including, but not limited to, an Audit Committee,a Compensation Committee and a Nominating and Corporate Governance Committee), which shall be comprised of such members of the Board, and have such duties and be vested with such powers as the Board shall from time to time determine. Any director may belong to any number of committees of the Board. Subject to the Certificate of Incorporation, the Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Subject to the Certificate of Incorporation, unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and may delegate to a subcommittee any or all of the powers and authority of the committee. Any such committee, to the extent provided in the resolution of the Board establishing such

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committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any Bylaw of the Corporation. Each committee of the Board may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum; and all matters shall be determined by a majority affirmative vote of the members present at a meeting of the committee at which a quorum is present. Unless otherwise provided in such a resolution, in the event that a member and that member’s alternate, if alternates are designated by the Board, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 3.7    Consent in Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing (including by electronic transmission), and the writing or writings (including any electronic transmission or transmissions) are filed with the minutes of proceedings of the Board.

Section 3.8    Remote Meetings. The members of the Board or any committee thereof may participate in a meeting of such Board or committee, as the case may be, by means of remote communications, including by webcast, conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.8 shall constitute presence in person at such a meeting.

Section 3.9    Compensation. The Board may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the Corporation.

Section 3.10    Reliance on Books and Records. A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE IV

OFFICERS

Section 4.1    Officers. The Board shall elect officers of the Corporation, including a Chief Executive Officer and a Secretary. The Board may also from time to time elect such other officers as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such other officers and to prescribe their respective terms of office, authorities and duties. Any President or Vice President may be designated Executive, Senior or Corporate, or may be given such other

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designation or combination of designations as the Board or the Chief Executive Officer may determine. Any two or more offices may be held by the same person. The Board may also elect or appoint a Chairman of the Board, who may or may not also be an officer of the Corporation. The Board may elect or appoint co-Chairmen of the Board, or co-Chief Executive Officers and, in such case, references in these Bylaws to the Chairman of the Board, or the Chief Executive Officer shall refer to either such co-Chairman of the Board, co-President or co-Chief Executive Officer, as the case may be.

Section 4.2    Term; Removal. All officers of the Corporation elected by the Board shall hold office for such terms as may be determined by the Board or, except with respect to his or her own office, the Chief Executive Officer, or until their respective successors are chosen and qualified or until his or her earlier resignation or removal. Any officer may be removed from office at any time either with or without cause by the Board, or, in the case of appointed officers, by the Chief Executive Officer or any elected officer upon whom such power of removal shall have been conferred by the Board.

Section 4.3    Powers. Each of the officers of the Corporation elected by the Board or appointed by an officer in accordance with these Bylaws shall have the powers and duties prescribed by applicable law, by these Bylaws or by the Board and, in the case of appointed officers, the powers and duties prescribed by the appointing officer, and, unless otherwise prescribed by these Bylaws or by the Board or such appointing officer, shall have such further powers and duties as ordinarily pertain to that office.

Section 4.4    Delegation. Unless otherwise provided in these Bylaws, in the absence or disability of any officer of the Corporation, the Board or the Chief Executive Officer may, during such period, delegate such officer’s powers and duties to any other officer or to any director and the person to whom such powers and duties are delegated shall, for the time being, hold such office. No delegation to officers of the Corporation or any committee of the Board shall limit, amend or waive any delegation by the Board to the Nominating and Corporate Governance Committee of the Corporation.

ARTICLE V

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 5.1    Right to Indemnification and Advancement. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, manager, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”) and any other penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in Section 5.2 with respect to proceedings to enforce rights to indemnification and advance of expenses (as defined below), the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part

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thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized in the specific case by the Board. In addition to the right to indemnification conferred herein, an indemnitee shall also have the right, to the fullest extent not prohibited by law, to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (an “advance of expenses”); provided, however, that if and to the extent that the DGCL requires, an advance of expenses shall be made only upon delivery to the Corporation of an undertaking (an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 5.1 or otherwise. The Corporation may also, by action of its Board, provide indemnification and advancement to employees and agents of the Corporation. Any reference to an officer of the Corporation in this Article V shall be deemed to refer exclusively to the Chairman of the Board, Chief Executive Officer, President, Secretary and Treasurer of the Corporation appointed pursuant to Article IV, and to any Vice President, Assistant Secretary, Assistant Treasurer or other officer of the Corporation appointed by the Board pursuant to Article IV of these Bylaws, and any reference to an officer of any other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other enterprise has been given or has used the title of “Vice President” or any other title, including any titled granted to such person by the Chief Executive Officer pursuant to Article IV, that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other enterprise for purposes of this Article V unless such person’s appointment to such office was approved by the Board pursuant to Article IV.

Section 5.2    Procedure for Indemnification. Any claim for indemnification or advance of expenses by an indemnitee under this Section 5.2 shall be made promptly, and in any event within forty-five days (or, in the case of an advance of expenses, twenty days, provided that the director or officer has delivered the undertaking contemplated by Section 5.1 if required), upon the written request of the indemnitee. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five days (or, in the case of an advance of expenses, twenty days, provided that the indemnitee has delivered the undertaking contemplated by Section 5.1 if required), the right to indemnification or advances as granted by this Article V shall be enforceable by the indemnitee in any court of competent jurisdiction. Such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation to the fullest extent permitted by applicable law. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section 5.1, if any, has been tendered to the Corporation) that the claimant has not met the applicable standard of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proof shall be on the Corporation to the fullest extent permitted by law. Neither the failure of the Corporation (including its Board, a committee thereof, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

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Section 5.3    Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expenses, liability or loss under the DGCL.

Section 5.4    Service for Subsidiaries. Any person serving as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a “subsidiary” for purposes of this Article V) shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

Section 5.5    Reliance. Persons who after the date of the adoption of this provision become or remain directors or officers of the Corporation or who, while a director or officer of the Corporation, become or remain a director, manager, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article V in entering into or continuing such service. To the fullest extent permitted by law, the rights to indemnification and to the advance of expenses conferred in this Article V shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof. Any amendment, alteration or repeal of this Article V that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 5.6    Non-Exclusivity of Rights; Continuation of Rights of IndemnificationSection 5.7 . The rights to indemnification and to the advance of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under the Certificate of Incorporation or under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise. All rights to indemnification under this Article V shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article V is in effect. Any repeal or modification of this Article V or repeal or modification of relevant provisions of the DGCL or any other applicable laws shall not in any way diminish any rights to indemnification and advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to any proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such repeal or modification.

Section 5.7    Merger or Consolidation. For purposes of this Article V, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article V with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

Section 5.8    Savings Clause. To the fullest extent permitted by law, if this Article V or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and advance expenses to each person entitled to indemnification

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under Section 5.1 as to all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, ERISA excise taxes and penalties and any other penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification and advancement of expenses is available to such person pursuant to this Article V to the fullest extent permitted by any applicable portion of this Article V that shall not have been invalidated.

ARTICLE VI

CORPORATE BOOKS

Section 6.1    Corporate Books. The books of the Corporation may be kept inside or outside of the State of Delaware at such place or places as the Board may from time to time determine.

ARTICLE VII

CHECKS, NOTES, PROXIES, ETC.

Section 7.1    Checks, Notes, Proxies, Etc. All checks and drafts on the Corporation’s bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers or agent or agents as shall be authorized from time to time by the Board, or such officer or officers who may be delegated such authority. Proxies to vote and consents with respect to securities of other corporations or other entities owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the Chairman of the Board, the Chief Executive Officer, Secretary or by such officers as the Chairman of the Board, the Chief Executive Officer or the Board may from time to time determine.

ARTICLE VIII

SHARES AND OTHER SECURITIES OF THE CORPORATION

Section 8.1    Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 8.2    Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by any two authorized officers of the Corporation, which authorized officers shall include, without limitation, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Secretary or any Assistant Secretary of the Corporation. Any or all of the signatures on any certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 8.3    Lost, Destroyed or Wrongfully Taken Certificates.

(a)    If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

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(b)    If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall, to the fullest extent permitted by applicable law, be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 8.4    Transfer of Stock.

(a)    Transfers of record of shares of stock of the Corporation shall be made only upon the books administered by or on behalf of the Corporation, and only upon proper transfer instructions, including by electronic transmission, pursuant to the direction of the registered holder thereof, such person’s attorney lawfully constituted in writing, or from an individual presenting proper evidence of succession, assignment or authority to transfer the shares of stock; or, in the case of stock represented by certificate(s) upon delivery of a properly endorsed certificate(s) for a like number of shares or accompanied by a duly executed stock transfer power.

(b)    The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 8.5    Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 8.6    Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

Section 8.7    Lockup.

(a)    Subject to Section 8.7(b), each of the holders (the “Lockup Holders”) of (i) shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), of the Corporation issued (A) as consideration under that certain Agreement and Plan of Merger (the “Agreement and Plan of Merger”), dated as of December 13, 2021, by and among the Corporation, Frontier Merger Sub, Inc., a Delaware corporation, Frontier Merger Sub II, LLC, a Delaware

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limited liability company, and Footprint International Holdco, Inc., a Delaware corporation (which, for all periods prior to the effectiveness of the First Merger (as defined in such Agreement and Plan of Merger) is referred to herein as the “Constituent Corporation”) (the “Business Combination Transaction”), or (B) to directors, officers and employees of the Corporation and other individuals upon the settlement or exercise of restricted stock units, options or other equity awards outstanding as of immediately following the closing of the Business Combination Transaction in respect of awards of the Constituent Corporation outstanding immediately prior to the closing of the Business Combination Transaction (such shares referred to in Section 8.7(a)(ii), the “Legacy Equity Award Shares”), and (ii) shares of Class A Preferred Stock, par value $0.0001 per share (the “Class A Preferred Stock”), including the shares of Class A common stock issuable upon conversion of the Class A Preferred Stock, may not Transfer (as defined below) any Lockup Shares (as defined below) until the end of the Lockup Period (as defined below) (the “Lockup”). Notwithstanding anything to the contrary, in no event will a holder of shares of Class F common stock, par value $0.0001 per share, of the Corporation who receives shares of Class A common stock upon conversion thereof in connection with the closing of the Business Combination Transaction or a holder of shares Class A common stock who purchased such shares pursuant to private placement in connection with the Business Combination Transaction be deemed to be a Lockup Holder.

(b)    The restrictions set forth in Section 8.7(a) shall not apply to:

(i)    in the case of an entity, Transfers to a stockholder, partner, member or affiliate of such entity;

(ii)    in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)    in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)    in the case of an individual, Transfers pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(v)    in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(vi)    the exercise of any options, warrants or other convertible securities to purchase shares of Class A common stock (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis); provided, that any shares of Class A common stock issued upon such exercise shall be subject to the Lockup;

(vii)    Transfers to the Corporation to satisfy tax withholding obligations pursuant to the Corporation’s equity incentive plans or arrangements;

(viii)    Transfers to the Corporation pursuant to any contractual arrangement in effect at the effective time of the Business Combination Transaction that provides for the repurchase by the Corporation or forfeiture of a Lockup Holder’s shares of Class A common stock or options to purchase shares of Class A common stock in connection with the termination of such Lockup Holder’s service to the Corporation;

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(ix)    the entry, by a Lockup Holder, at any time after the effective time of the Business Combination Transaction, of any trading plan providing for the sale of shares of Class A common stock by such Lockup Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of Class A common stock during the Lockup and no public announcement or filing is voluntarily made or required regarding such plan during the Lockup;

(x)    transactions in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Corporation’s securityholders having the right to exchange their shares of Class A common stock for cash, securities or other property; or

(xi)    in connection with any bona fide mortgage, pledge or encumbrance to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof.

(c)    Notwithstanding the other provisions set forth in this Section 8.7, the Board may, in its sole discretion, determine to waive, amend, or repeal the Lockup obligations set forth herein.

(d)    For purposes of this Section 8.7:

(i)    the term “Lockup Period” means the period beginning on the closing date of the Business Combination Transaction and ending on the date that is 180 days after the closing date of the Business Combination Transaction;

(ii)    the term “Lockup Shares” means (A) the shares of Class A common stock that the Lockup Holders hold or have a right to receive as a result of the transactions contemplated by the Agreement and Plan of Merger and are held by the Lockup Holders following the closing of the Business Combination Transaction (other than shares of Class A common stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of shares of Class A common stock occurs on or after the closing of the Business Combination Transaction), (B) the Legacy Equity Award Shares and (C) the Class A Preferred Stock, including the shares of Class A common stock issuable upon conversion of the Class A Preferred Stock; and

(iii)    the term “Transfer” means the (A) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

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ARTICLE IX

FISCAL YEAR

Section 9.1    Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board.

ARTICLE X

CORPORATE SEAL

Section 10.1    Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation. In lieu of the corporate seal, when so authorized by the Board or a duly empowered committee thereof, a facsimile thereof may be impressed or affixed or reproduced.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1    Notice. Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these Bylaws, notice of any meeting need not be given to any person who shall attend such meeting (except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing (including by electronic transmission).

Section 11.2    Means of Giving Notice. Except as otherwise set forth in any applicable law or any provision of the Certificate of Incorporation or these Bylaws, notice to any Director or stockholder of any meeting or any other matter under the Certificate of Incorporation or these Bylaws shall be given by the following means:

(a)    Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and hand delivered, sent by mail, or sent by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission (including e-mail and instant message), or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (A) if given by hand delivery, orally in person, or by telephone, when actually received by the director; (B) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation; (C) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation; (D) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation; (E) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation; or (F) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b)    Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including without limitation a facsimile telecommunication.

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(c)    Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(d)    Exceptions to Notice Requirements.

(i)    Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(ii)    Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (x) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (y) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (x) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission. The exception in subsection (x) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any stockholder whose electronic mail address appears on the records of the Corporation and to whom notice by electronic transmission is not prohibited by Section 232 of the DGCL.

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Section 11.3    Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 11.4    Conflicts. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation or the DGCL, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE XII

AMENDMENTS

Section 12.1    Amendments. These Bylaws may be made, amended, altered, changed, added to or repealed as set forth in the Certificate of Incorporation.

*    *    *    *

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Exhibit 10.1

EXECUTION VERSION

AMENDMENT NO. 2 TO WAIVER AND SHARE SURRENDER AGREEMENT

THIS AMENDMENT NO. 2 TO WAIVER AND SHARE SURRENDER AGREEMENT (this “Amendment No. 2”) is made and entered into as of September 5, 2022, by and among Gores Holdings VIII, Inc., a Delaware corporation (the “Company”), Gores Sponsor VIII LLC, a Delaware limited liability company (“Sponsor” and together with the Company, the “Parties”), and amends that certain Waiver and Share Surrender Agreement, dated as of December 13, 2021, by and among the Parties, as amended by that certain Amendment to Waiver and Share Surrender Agreement (“Amendment No. 1”), dated as of May 20, 2022, by and among the Parties (the “Surrender Agreement”). Except as otherwise set forth herein, capitalized terms used herein have the meanings set forth in the Surrender Agreement.

RECITALS

WHEREAS, the Parties entered into the Surrender Agreement on December 13, 2021;

WHEREAS, the Parties entered into Amendment No. 1 on May 20, 2022; and

WHEREAS, the Parties have determined to further amend certain provisions of the Surrender Agreement in furtherance of the consummation of the transactions contemplated by the Surrender Agreement.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein and in the Surrender Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	The Amendments.

1.1    Amendment to Recitals. The sixth WHEREAS clause of the Recitals of the Surrender Agreement is hereby amended and restated in its entirety to read as follows:

WHEREAS, Sponsor holds 8,550,000 shares of Class F Common Stock and, in connection with the Transactions, the Company and Sponsor have agreed that Sponsor shall irrevocably surrender 2,502,750 shares of Class F Common Stock prior to the conversion of such shares of Class F Common Stock to shares of Class A Common Stock in connection with the Transactions.

1.2    Amendment to Section 2.

1.2.1    Section 2 of the Surrender Agreement is hereby amended and restated in its entirety to read as follows:

Surrender. In connection with the consummation of the Transactions, Sponsor agrees that, subject to the satisfaction or waiver of each of the conditions to Closing set forth in Article X of the Merger Agreement, immediately prior to the Effective Time and immediately prior to the conversion of the shares of Class F Common

Stock to shares of Class A Common Stock, 2,502,750 shares of Class F Common Stock (the “Surrendered Shares”) shall be deemed automatically forfeited by Sponsor and cancelled without any further actions by Sponsor or any other Person, and such Surrendered Shares will be recorded as cancelled by the Company (the “Surrender”).

2.	Miscellaneous Provisions.

2.1    Effect of Amendment. This Amendment No. 2 shall be effective as of the date first written above. For the avoidance of any doubt, all references: (a) in the Surrender Agreement to “this Agreement” and (b) to the Surrender Agreement in any other agreements, exhibits, schedules and disclosure schedules, will, in each case, be deemed to be references to the Surrender Agreement as amended by Amendment No. 1 and by this Amendment No. 2. Except as amended hereby, the Surrender Agreement will continue in full force and effect and shall be otherwise unaffected hereby. This Amendment No. 2 shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. This Amendment No. 2 only may be amended by the Parties by execution of an instrument in writing signed on behalf of each of the Parties.

2.2    Counterparts. This Amendment No. 2 may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.3    Governing Law. This Amendment No. 2 shall be governed by, and construed in accordance with, the laws of the State of Delaware.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the Parties have caused this Amendment No. 2 to be executed as of the date first written above.

GORES HOLDINGS VIII, INC.

By:	/s/ Mark Stone
Name: Mark Stone
Title: Chief Executive Officer

GORES SPONSOR VIII LLC

By:	AEG Holdings LLC, its managing member

By:	/s/ Alec Gores
Name: Alec Gores
Title: Manager

[Signature Page to Amendment No. 2 to the Waiver and Share Surrender Agreement]

Exhibit 10.2

Execution Version

BACKSTOP AGREEMENT

This Backstop Agreement (this “Agreement”) is entered into as of September 5, 2022, by and among Gores Holdings VIII, Inc., a Delaware corporation (the “Company”), Footprint International Holdco, Inc., a Delaware corporation (“Footprint”), and 222 Investments, LLC, a Delaware limited liability company (the “Purchaser”). Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in that certain Agreement and Plan of Merger, dated as of December 13, 2021, by and among the Company, Footprint, Frontier Merger Sub, Inc., a Delaware corporation, and Frontier Merger Sub II, LLC, a Delaware limited liability company (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”).

WHEREAS, the Purchaser has allocated and committed up to $250,000,000.00 to subscribe for shares of Class A Convertible Preferred Stock of the Company (the “Class A Preferred Stock”), with the same rights, preferences and privileges set forth in the certificate of designations attached hereto as Exhibit A (the “Certificate of Designations”), in connection with the consummation of the Transactions (the “Closing”).

WHEREAS, on and subject to the terms and conditions of this Agreement, the Purchaser will acquire from the Company, and the Company will issue and sell to the Purchaser, a number of shares of Class A Preferred Stock, on a private placement basis, determined pursuant to Section 2(a)(i) hereof and subject to the limitations set forth herein (the “Backstop Shares”).

NOW, THEREFORE, in consideration of the promises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.    Backstop Limit; Backstop Notice.

(a)    Backstop Floor and Limit. Notwithstanding anything to the contrary in this Agreement, (i) the minimum number of Backstop Shares that the Purchaser shall be required to purchase hereunder shall not be less than 10,000,000 (the “Backstop Floor”), and (ii) the maximum number of Backstop Shares that the Purchaser shall be required to purchase hereunder shall not exceed 25,000,000 (the “Backstop Limit”).

(b)    Backstop Notice. On or before the second Business Day prior to the Closing Date, Footprint shall (with the Company’s collaboration) deliver a written notice (with a copy to the Company) (the “Backstop Notice”) to the Purchaser setting forth:

(i)    the number of Backstop Shares that the Purchaser shall be required to purchase and the Purchase Price (as defined below) (as calculated in accordance with Section 2(a)(i)), which amount, for the avoidance of doubt, shall in no event be less than $100,000,000.00 or greater than $250,000,000.00;

(ii)    the Company’s wire instructions; and

(iii)    the anticipated Closing Date.

(c)    For clarity, subject to Section 6(a)(iii), (i) timely delivery of a Backstop Notice in accordance with Section 1(b) shall not be a condition to payment of the Purchase Price, provided, however, that the Purchaser shall in no event be required to fund any amount hereunder less than two Business Days after delivery of the Backstop Notice and (ii) any failure to deliver the Backstop Notice as required by this Agreement shall not impair, release or otherwise modify or amend the Company’s, Footprint’s or the Purchaser’s obligations hereunder.

2.    Sale and Purchase.

(a)    Backstop Shares.

(i)    Subject to the terms and conditions hereof, following delivery of the Backstop Notice by the Company to the Purchaser hereunder, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company the number of Backstop Shares set forth in the Backstop Notice, which shall not be less than the Backstop Floor and shall not be greater than the Backstop Limit, for a purchase price of $10.00 per Backstop Share (the aggregate amount of such purchase, the “Purchase Price”). The number of Backstop Shares, the Backstop Floor, the Backstop Limit and the purchase price per Backstop Share, as applicable, shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like (except for the closing of the transactions contemplated by the Merger Agreement in accordance therewith) occurring after the date hereof.

(ii)    The delivery of the Backstop Notice hereunder shall serve as notice to the Purchaser that the Purchaser will be required to pay the Purchase Price for the Backstop Shares, and acquire the Backstop Shares, at the Backstop Closing (as defined below).

(iii)    The closing of the purchase and sale of the Backstop Shares (the “Backstop Closing”) shall be held substantially concurrently with the Closing. At the Backstop Closing (and no later than on the Closing Date), the Company will issue to the Purchaser the Backstop Shares free and clear of any liens or other restrictions (other than those arising under applicable securities laws, the Certificate of Designations, the Bylaws or that certain investor rights agreement to be entered into at the Backstop Closing by and between the Company and the Purchaser in the form attached hereto as Exhibit B (the “Investor Rights Agreement”)), registered in the name of the Purchaser, against (and concurrently with) the payment by the Purchaser of an amount equal to the Purchase Price minus the Structuring Fee (as defined below) for the Backstop Shares to the Company by wire transfer of immediately available funds to the account notified to the Purchaser by the Company in the Backstop Notice.

(iv)    In the event the Closing does not occur within five (5) Business Days of the anticipated Closing Date set forth in the Backstop Notice, the Company shall promptly (but no later than two (2) Business Days thereafter) return the entire amount paid by the Purchaser to the Company in accordance with Section 2(a)(iii) to Purchaser (without any deduction for or on account of any tax, withholding, charges or set-off), and any book entries or share certificates representing the Backstop Shares shall be deemed cancelled and any such certificates shall be promptly (but not later than two (2) Business Days thereafter) returned to the Company; provided, however, that unless this Agreement has been terminated pursuant to Section 7, such return of funds will not terminate this Agreement or relieve Purchaser of its obligation to purchase the Backstop Shares upon delivery by the Company of a subsequent Backstop Notice in accordance with Section 1.

(b)    Delivery of Backstop Shares.

(i)    The Company shall deliver to the Purchaser (x) at the Backstop Closing, the Backstop Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws, the Certificate of Designations or the Investor Rights

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Agreement), in the name of the Purchaser (or its nominee in accordance with its delivery instructions) or to a custodian designated by Purchaser and (y) as promptly as practicable (but not later than one (1) business day) after the Backstop Closing, written notice from the transfer agent of the Company evidencing the issuance to the Purchaser of the Backstop Shares on and as of the Backstop Closing (individually or collectively, the “Securities”).

(ii)    Each register and book entry for the Backstop Shares purchased by the Purchaser hereunder shall contain a notation, and each certificate (if any) evidencing the Backstop Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS.”

(c)    Registration Rights. The Purchaser shall enter into that certain amended and restated registration rights agreement at the Backstop Closing in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), and the Purchaser shall have certain registration rights with respect to the Class A Common Stock (the “Underlying Securities”) underlying the Backstop Shares as referenced therein.

(d)    Structuring Fee. As part of the Purchaser’s obligation to allocate committed capital under this Agreement, the Company agrees to pay the Purchaser at the Backstop Closing a fee equal to 2% of the Purchase Price (the “Structuring Fee”). The Structuring Fee shall be offset against the cash payment in respect of the Purchase Price otherwise payable to the Company at the Backstop Closing; provided, that the full amount of the Purchase Price shall be deemed paid in full upon payment by Purchaser of the amount set forth in Section 2(a)(iii). For the avoidance of doubt, under no circumstance will the Structuring Fee be paid more than once.

3.    Representations and Warranties of the Purchaser. The Purchaser represents and warrants to each of the Company and Footprint as follows:

(a)    Organization and Power. The Purchaser is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation (if the concept of “good standing” is a recognized concept in such jurisdiction) and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b)    Authorization. The Purchaser has full power and authority, including any necessary corporate or other organizational authority, to enter into and perform its obligations under this Agreement and any other instrument to be entered into, executed and delivered by or on behalf of the Purchaser in connection with the purchase of the Backstop Shares. This Agreement, when executed and delivered by the Purchaser, will constitute the valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights Agreement may be limited by applicable federal or state securities laws. The signature of the person signing on behalf of the Purchaser is binding on the Purchaser.

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(c)    Compliance with Other Instruments. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of its organizational documents, if applicable, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Purchaser, in each case (other than clause (i)), which would have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement.

(d)    No Governmental or other Authorization Required; Consents. Assuming the accuracy of the representations and warranties made by the Company in this Agreement, except for any filings and approvals required pursuant to the terms of the Merger Agreement, filings with U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act and such other reports under, and such other compliance with, the Exchange Act as may be required in connection with this Agreement, or as may have already been obtained, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other person will be required to be obtained or made by the Purchaser in connection with the due execution, delivery and performance by the Purchaser of this Agreement.

(e)    Restricted Securities. The Purchaser understands that the sale of the Securities to the Purchaser has not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Securities are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale, except pursuant to the Registration Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, time and manner of sale limitations, holding period requirements for the Securities, and requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is under no obligation, and may not be able, to satisfy. The Purchaser acknowledges that the Company filed a registration statement on Form S-1 to consummate its initial public offering with the SEC (the “IPO”). The Purchaser understands that the sale of the Securities hereunder is not, and is not intended to be, part of the IPO, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act with respect to such sale of the Securities. The Purchaser understands that the Backstop Shares may not be resold, transferred, pledged or otherwise disposed of by the Purchaser absent an effective registration statement under the Securities Act, except (i) to the Company, Footprint, or a subsidiary thereof, (ii) pursuant to offers and sales qualify as “offshore transactions” within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and that any certificates representing the Backstop Shares shall contain a legend to such effect. The Purchaser acknowledges that the Backstop Shares will not immediately be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Purchaser understands and agrees that the Backstop Shares will be subject to transfer restrictions under the Securities Act and, as a result of these transfer restrictions, the Purchaser may not be able to readily resell the Backstop Shares and may be required to bear the financial risk of an investment in the Backstop Shares for an indefinite period of time. The Purchaser understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Backstop Shares.

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(f)    Review of Disclosed Material.

(i)    The Purchaser is in receipt of and has carefully read and understands the following items (the “Disclosed Material”):

(1)    the prospectus filed by the Company with the SEC to consummate its IPO (the “Prospectus”);

(2)    each filing made by the Company with the SEC following the filing of the Prospectus and on or prior to the date hereof (including, but not limited to, the Company’s Registration Statement on Form S-4 (Reg. No. 333-262663)); and

(3)    the Merger Agreement (including any amendment thereto) and the Parent A&R Charter and the Parent A&R Bylaws, each of which is exhibited thereto (including any amendments or revisions thereto), filed by the Company with the SEC on or prior to the date hereof.

(ii)    The Purchaser represents and agrees that the Purchaser and the Purchaser’s professional advisors, if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Purchaser and such undersigned’s professional advisors, if any, have deemed necessary for the Purchaser to make an investment decision with respect to the Backstop Shares.

(g)    High Degree of Risk. The Purchaser understands that its agreement to purchase the Securities involves a high degree of risk which could cause the Purchaser to lose all or part of its investment, and the Purchaser has the ability to bear the economic risks of an investment in Securities, including a complete loss of its investment. Further, the Purchaser has carefully read, considered and understands (i) any risks identified in the Disclosed Material and (ii) the risks related to the Transactions, the transactions contemplated by this Agreement, the Company, Footprint and the Securities, and has had the opportunity to retain, at its own expense, and relied upon, appropriate professional advice regarding the financial, taxation and legal implications, risk and consequences of the foregoing.

(h)    Accredited Investor. The Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Purchaser is acquiring the Backstop Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Backstop Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” and the Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. The Purchaser is not acquiring the Backstop Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Purchaser is not an entity formed for the specific purpose of acquiring the Backstop Shares.

(i)    No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement, in either case, in connection with the sale of the Securities.

(j)    Residence. The principal place of business of the Purchaser is the office located at the address of the Purchaser set forth in Section 8(a) below.

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(k)    Non-Public Information. The Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of material non-public information relating to the Company.

(l)    Affiliation of Certain FINRA Members. The Purchaser is neither a person associated nor affiliated with any underwriter of the IPO of the Company or, to its actual knowledge, any other member of the Financial Industry Regulatory Authority that participated in the IPO of the Company.

(m)    Absence of Litigation. As of the date hereof, there is no Action before or by any Governmental Authority pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or any of the Purchaser’s officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

(n)    Adequacy of Financing. The Purchaser has, or will have at the Backstop Closing, available to it sufficient clear funds to satisfy its obligations under this Agreement, without restriction or conditions on payment to the Company except as provided hereunder.

(o)    Purchaser’s Knowledge and Skill. The Purchaser has knowledge, skill and experience in financial, business and investment matters relating to investments of this type and is capable of evaluating the merits and risks of such investment and protecting its interests in connection with the acquisition of the Backstop Shares.

(p)    Own Investigations. In making its investment decision to purchase Securities, the Purchaser is relying solely on the specific representations and warranties expressly made by the Company in Section 4 of this Agreement and on investigations made by the Purchaser and its representatives and its assessment, and the assessment of any of its professional advisers, of the merits of an acquisition of Securities.

(q)    ERISA. The Purchaser represents and warrants that its acquisition and holding of the Backstop Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

(r)    OFAC/Patriot Act. The Purchaser represents and warrants that the Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Purchaser is permitted to do so under applicable law. The Purchaser represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that, to the extent required, the Purchaser maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Purchaser also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. The Purchaser further represents and warrants that the funds held by the Purchaser and used to purchase the Backstop Shares were legally derived.

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(s)    Exchange Act. The Purchaser is not currently (and at all times through the Backstop Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act (as defined below) or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(t)    No Other Representations or Warranties; Non-Reliance. Except for the specific representations and warranties of the Company contained in Section 4 and in any certificate or agreement delivered pursuant hereto, the Purchaser acknowledges that neither the Company nor any of its representatives has made or makes any other express or implied representation or warranty with respect to the Company, the sale and purchase of the Backstop Shares, the IPO, the Transactions or a potential merger, and the Company disclaims any such representation or warranty. Except for the specific representations and warranties expressly made by the Company in Section 4 and in any certificate or agreement delivered pursuant hereto, the Purchaser specifically disclaims that it is relying upon any other representations or warranties that may have been made by the Company or any of its representatives.

4.    Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as follows:

(a)    Incorporation and Corporate Power. The Company is validly existing and in good standing under the laws of the State of Delaware, with all corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

(b)    Capitalization. As of the date hereof and as of immediately prior to the Backstop Closing, the authorized capital stock of the Company consists of: (i) 1,000,000 shares of Parent Preferred Stock, of which no shares are issued and outstanding; (ii) 400,000,000 shares of Parent Class A Stock, 34,500,000 of which are issued and outstanding, and all of the outstanding shares of Parent Class A Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable Law; and (iii) 40,000,000 shares of Parent Class F Stock, 8,625,000 of which are issued and outstanding, and all of the outstanding shares of Parent Class F Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable Law. As of the date hereof and as of immediately prior to the Backstop Closing, 7,279,166 Parent Warrants are issued and outstanding. No Parent Warrants are or will be exercisable at or prior to the Backstop Closing. All outstanding Parent Warrants have been duly authorized and validly issued. As of the date hereof and as of immediately prior to the Backstop Closing, except as set forth above in this Section 4(b) and pursuant to (i) this Backstop Agreement, (ii) the Merger Agreement and (iii) the Subscription Agreements, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A Preferred Stock, Parent Class A Stock, Parent Class F Stock, Parent Preferred Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof and as of immediately prior to the Backstop Closing, the Company has no subsidiaries other than Frontier Merger Sub II, LLC and Frontier Merger Sub, Inc., and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated.

(c)    Authorization. All corporate action required to be taken by the Company’s Board of Directors and stockholders in order to authorize the Company (i) to enter into this Agreement has been taken, and (ii) to issue the Backstop Shares at the Backstop Closing has been taken or will be taken prior to the Backstop Closing, as applicable. All action on the part of the stockholders, directors and officers of the Company necessary for (x) the execution and delivery of this Agreement has been taken, and (y) the performance of all obligations of the Company under this Agreement to be performed as of the Backstop

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Closing and the issuance and delivery of the Backstop Shares and the securities issuable upon conversion or exercise (in each case, if applicable) of the Backstop Shares has been taken or will be taken prior to the Backstop Closing, as applicable. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (1) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (2) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (3) to the extent the indemnification provisions contained in the Registration Rights Agreement may be limited by applicable federal or state securities laws.

(d)    Valid Issuance of Backstop Shares. The Backstop Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and registered in the register of members of the Company, will be validly issued, fully paid and nonassessable and free of all preemptive or similar rights and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s amended and restated certificate of incorporation or under the Delaware General Corporation Law. Assuming the accuracy of the representations of the Purchaser in this Agreement, no registration under the Securities Act is required for the offer and sale of the Backstop Shares by the Company to the Purchaser hereunder.

(e)    Investment Company Act. The Company is not, and immediately after receipt of payment for (and issuance of) the Backstop Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(f)    Governmental Consents and Filings.

(i)    Assuming the accuracy of the representations and warranties made by the Purchaser in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for any filings required pursuant to Regulation D of the Securities Act, applicable state securities laws, and pursuant to the Registration Rights Agreement.

(ii)    The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing on or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution and delivery by the Company of this Backstop Agreement and the performance by the Company of its obligations hereunder (including the issuance of the Backstop Shares and Underlying Securities), other than (i) filings with the SEC (ii) filings required by applicable state securities laws, (iii) filings required by the Nasdaq Capital Market (“Nasdaq”) or such other applicable stock exchange on which the Company’s common stock is then listed and (iv) failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement.

(iii)    As of their respective dates, all reports (“SEC Reports”) filed by the Company with the SEC complied in all material respects with the requirements of the Securities Act and the Securities and Exchange Act of 1934 (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be

8

stated therein necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the entities subject thereto as of and for the dates thereof and the results of operations and cash flows of such entities for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. The Company has timely filed each report, statement, schedule, prospectus, and registration statement, as applicable, that the Company was required to file with the SEC since its initial registration of the Parent Class A Stock under the Exchange Act. There are no material outstanding or unresolved comments in comment letters from the SEC with respect to any of the SEC Reports.

(g)    Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company will not result in any violation or default (i) of any provisions of the Certificate of Incorporation or its other governing documents (in each case, as amended), (ii) of any instrument, judgment, order, writ or decree to which the Company is a party or by which the Company is bound, (iii) under any note, indenture or mortgage to which the Company is a party or by which the Company is bound, (iv) under any lease, agreement, contract or purchase order to which the Company is a party or by which the Company is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Company, in each case (other than clause (i)) which would have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement or materially affect the validity of the Backstop Shares or the legal authority of the Company to comply in all material respects with this Backstop Agreement.

(h)    Limited Operations and Operating History. As of the date hereof, the Company has not conducted any operations other than organizational activities and activities in connection with its IPO, its search for, and negotiation of, a potential business combination and financing in connection therewith.

(i)    Absence of Litigation. As of the date hereof, there is no Action before or by any Governmental Authority pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company’s officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions or the transactions contemplated by this Agreement.

(j)    No General Solicitation. Neither the Company, nor any of its officers, directors, employees, agents or stockholders or partners has either directly or indirectly, including through a broker or finder, engaged in any general solicitation or published any advertisement in connection with the sale of the Backstop Shares. The Backstop Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(k)    Anti-Dilution. Other than as set forth in the Merger Agreement, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Backstop Shares or (ii) the Underlying Securities that have not been or will not be validly waived on or prior to the closing of the Transactions; provided, that any such holders will waive any such anti-dilution or similar provisions in connection with the Transactions or the transactions contemplated by this Agreement.

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(l)    Compliance with Laws. The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement. The Company has not received any written communication from a Governmental Authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement.

(m)    No Brokers. Except for the Structuring Fee to be paid pursuant to Section 2(d), the Company has not paid, and is not obligated to pay, any brokerage, finder’s or other commission or similar fee in connection with its issuance and sale of the Backstop Shares, including, for the avoidance of doubt, any fee or commission payable to any stockholder or Affiliate of the Company.

(n)    No SEC Approval. The Securities have not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the accuracy or adequacy of any representations by the Company.

(o)    Merger Agreement Amendment. The Company has provided the Purchaser with a true, correct, complete and fully-executed copy of that certain Amendment No. 2 to the Merger Agreement, dated as of the date hereof, by and among the Parties.

(p)    No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties of the Purchaser contained in Section 3 and in any certificate or agreement delivered pursuant hereto, the Company acknowledges that neither the Purchaser nor any of its representatives has made or makes any other express or implied representation or warranty with respect to the Purchaser or the sale and purchase of the Backstop Shares, and the Purchaser disclaims any such representation or warranty. Except for the specific representations and warranties expressly made by the Purchaser in Section 3 and in any certificate or agreement delivered pursuant hereto, the Company specifically disclaims that it is relying upon any other representations or warranties that may have been made by the Purchaser or any of its representatives.

5.    Trust Account. Notwithstanding anything to the contrary set forth herein, the Purchaser acknowledges that the Company has established a trust account containing the proceeds of its IPO and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). The Purchaser agrees that (a) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (b) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Agreement, and hereby irrevocably and unconditionally waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Agreement; provided, however, that nothing in this Section 5 shall be deemed to limit Purchaser’s right, title, interest or claim to the Trust Account by virtue of such Purchaser’s record or beneficial ownership of securities of the Company, including, but not limited to, any redemption right with respect to any such securities of the Company. In the event the Purchaser has any Claim against the Company under this Agreement, the Purchaser shall pursue such Claim solely against the Company and its assets outside the Trust Account and not against the property or any monies in the Trust Account. The Purchaser agrees and acknowledges that such waiver is material to this Agreement and has been specifically relied upon by the Company to induce the Company to enter into this Agreement and the Purchaser further intends and understands such waiver to be valid, binding and enforceable under applicable Law. In the event the Purchaser, in connection with this Agreement, commences any action or proceeding which seeks, in whole or in part, relief against the funds held in the Trust Account or distributions therefrom or against any of the Company’s stockholders, whether in the form of monetary damages or injunctive relief, the Purchaser shall be obligated to pay to the Company all of its legal fees and costs in connection with any such action in the event that the Company prevails in such action or proceeding.

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6.    Backstop Closing Conditions.

(a)    The obligation of the Purchaser to purchase the Backstop Shares at the Backstop Closing under this Agreement shall be subject to the fulfillment, at or prior to the Backstop Closing of each of the following conditions, any of which, to the extent permitted by applicable Law, may be waived by the Purchaser:

(i)    The representations and warranties of the Company set forth in Section 4 of this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) as of the date hereof and shall be true and correct in all material respects as of the Backstop Closing (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (in each case, other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects).

(ii)    The Company shall have performed, satisfied and complied in all material respects with the agreements required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Backstop Closing.

(iii)    All conditions precedent to Closing set forth in the Merger Agreement shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied upon Closing) and the Closing shall occur substantially concurrently with the Backstop Closing.

(iv)    No suspension of the qualification of the Underlying Securities for offering or sale or trading in any jurisdiction, or initiation or threatening in writing of any proceedings for any of such purposes, shall have occurred.

(v)    There shall have been no modifications, amendments or waivers to (or consents in respect of) the Merger Agreement that would reasonably be expected to be materially adverse to the economic benefits that the Purchaser would reasonably expect to receive under the Backstop Agreement, unless the Purchaser has consented in writing to such modification, amendment or waiver.

(vi)    The Certificate of Designations shall have been filed with the Secretary of State of the State of Delaware and shall be effective and in full force and effect and no shares of Class A Preferred Stock shall have been issued by the Company and the Company shall have not entered into a binding agreement to issue any Class A Preferred Shares other than this Agreement.

(vii)    The Investor Rights’ Agreement shall have been executed and delivered by each of the Purchaser and the Company at the Backstop Closing in the form attached hereto as Exhibit B and the Registration Rights Agreement shall have been executed and delivered by each of the Purchaser, the Company and the other parties thereto at the Backstop Closing.

(viii)    No provision of applicable Law, and no judgment, injunction, order or decree of any applicable Governmental Authority, shall prohibit the consummation of the transactions contemplated by this Agreement.

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(b)    The obligation of the Company to sell the Backstop Shares at the Backstop Closing under this Agreement shall be subject to the fulfillment, at or prior to the Backstop Closing of each of the following conditions, any of which, to the extent permitted by applicable Law, may be waived by the Company:

(i)    The representations and warranties of the Purchaser set forth in Section 3 of this Agreement shall have been true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) as of the date hereof and shall be true and correct in all material respects or in all respects, as applicable, as of the Backstop Closing, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct in all material respects or in all respects, as applicable, as of such specified date).

(ii)    The Closing shall occur substantially concurrently with the Backstop Closing.

(iii)    The Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Backstop Closing.

(iv)    No provision of applicable Law, and no judgment, injunction, order or decree of any applicable Governmental Authority, shall prohibit the consummation of the transactions contemplated by this Agreement.

7.    Termination. This Agreement (a) may be terminated at any time prior to the Backstop Closing by written consent of each of the Company, Footprint and the Purchaser, (b) shall terminate automatically upon the termination of the Merger Agreement in accordance with its terms, the prompt written notice of which the Company shall deliver to the Purchaser, and (c) shall terminate if any of the conditions to the Backstop Closing set forth in Section 6 are not satisfied or waived on or prior to the Closing; provided, that nothing herein will relieve any party from liability for any willful breach hereof (including for the avoidance of doubt Purchaser’s willful breach of Section 6(b)(i) with respect to its representations and warranties as of the Backstop Closing) prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. In the event of any termination of this Agreement pursuant to this Section 7, the aggregate Purchase Price, if previously paid, and all the Purchaser’s funds paid in connection herewith shall be promptly returned to the Purchaser in accordance with written instructions provided by the Purchaser to the Company, and thereafter this Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or the Company and their respective directors, officers, employees, partners, managers, members, or stockholders and all rights and obligations of each party shall cease; provided, however, that nothing contained in this Section 7 shall relieve either party from liabilities or damages arising out of any fraud in the making of the representations and warranties set forth in this Agreement or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement. Section 5, this Section 7 and Section 8 shall survive termination of this Agreement.

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8.    General Provisions.

(a)    Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

If to the Purchaser, to:

222 Investments LLC

c/o Cleveland Avenue

222 N. Canal, 3rd Floor

Chicago, IL 60606

Attn:     [***]

E-mail: [***]

with a copy (which shall not constitute notice) to:

Riley Safer Holmes & Cancila

70 W. Madison, Suite 2900

Chicago, IL 60602

Attn:       [***]

Email:     [***]

(i)    If to the Company before the Closing, to:

Gores Holdings VIII, Inc.

6260 Lookout Road

Boulder, CO 80301

Attn:         [***]

E-mail:     [***]

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

Attn:         [***]

         [***]

E-mail:     [***]

         [***]

(ii)    If to Footprint or to the Company after the Closing, to:

250 E. Germann Rd

Gilbert, AZ 85291

Attn: [***]

E-mail: [***]

with a copy (which shall not constitute notice) to:

Footprint International Holdco, Inc.

[***]

13

250 E. Germann Rd

Gilbert, AZ 85291

Attn:     [***]

E-mail: [***]

and

Kirkland & Ellis LLP

3330 Hillview Avenue

Palo Alto, CA 94304

Attn:      [***]

              [***]

       [***]

E-mail:  [***]

      [***]

       [***]

(b)    Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

(c)    No Third Party Beneficiaries; Exception. This Agreement shall be binding on, and inure solely to the benefit of, the parties hereto and their respective successors and assigns, and nothing set forth in this Agreement shall be construed to confer upon or give any Person, other than the parties hereto and their respective successors and permitted assigns, any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Company to enforce, this Agreement.

(d)    Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(e)    Assignments. Except as otherwise specifically provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, the Purchaser may assign and delegate all or a portion of its rights and obligations to purchase the Backstop Shares to one or more other persons upon the consent of the Company and Footprint (which consent shall not be unreasonably conditioned, withheld or delayed); provided, however, that no consent of the Company or Footprint shall be required if such assignment or delegation is to an Affiliate, employee, partner or client of Purchaser or its Affiliates; provided, further, that no such assignment or delegation shall relieve the Purchaser of its obligations hereunder (including its obligation to purchase the Backstop Shares) and the Company shall be entitled to pursue all rights and remedies against the Purchaser in respect of its obligations subject to the terms and conditions hereof. Any purported assignment or assumption of this Agreement or any right or obligation hereunder in contravention of this Section 8(e) shall be void ab initio.

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(f)    Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

(g)    Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

(h)    Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

(i)    Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware, “Chosen Courts”), in connection with any matter based upon or arising out of this Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8(a) and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 8(i), a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(j)    Modifications and Amendments. This Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by each party hereto.

(k)    Waiver of Damages. Notwithstanding anything to the contrary contained herein, in no event shall any party be liable for punitive damages in connection with this Agreement.

(l)    Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

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(m)    Expenses. Footprint or, if the Backstop Closing occurs, the Company will pay up to $100,000 of Purchaser’s legal fees associated with the transactions contemplated hereby, above which amount the parties will each be responsible for their costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. In the event the Backstop Closing occurs, the parties may agree that such payment may be satisfied by offset against the amount Purchaser is required to fund pursuant to Section 2(a)(iii).

(n)    Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

(o)    Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(p)    Confidentiality. The parties agree that this Agreement and its terms are “Confidential Information” and subject to the terms of the Mutual Confidential Disclosure Agreement between Footprint and Amistad Financial Group, LLC, dated August 19, 2022.

(q)    Specific Performance; Enforcement. Each party agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to each other party in the event that such party does not perform its obligations under any provision of this Agreement in accordance with its specified terms or otherwise breaches any such provision. Each party acknowledges and agrees that (i) each other party shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, this being in addition to any other remedy to which such party is entitled at Law, in equity, in contract, in tort or otherwise and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the parties would not have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that another party has an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that, in seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8(q), another party shall not be required to provide any bond or other security in connection with any such injunction. This Agreement may

16

be enforced only by the Company, Footprint and the Purchaser, and (other than Footprint) none of the Company’s direct or indirect creditors nor any other person that is not a party to this Agreement shall have any right to enforce this Agreement or to cause the Company to enforce this Agreement.

(r)    Further Assurances. Each party will, at the request of the other party, promptly take all actions, and execute and deliver all other agreements and documents, which may be reasonably required to give effect to the terms of and the transactions contemplated by this Agreement.

[Signature Page Follows]

17

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

GORES HOLDINGS VIII, INC.

By:	/s/ Mark Stone
Name:	Mark Stone
Title:	Chief Executive Officer

FOOTPRINT INTERNATIONAL HOLDCO, INC.

By:	/s/ Stephen T. Burdumy
Name:	Stephen T. Burdumy
Title:	Corporate Secretary

222 INVESTMENTS, LLC

By:	/s/ Joseph McCoy
Name:	Joseph McCoy
Title:	Authorized Signatory

[Signature Page to Backstop Agreement]

Exhibit A

Certificate of Designations

Execution Version

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

CLASS A PREFERRED STOCK

PAR VALUE $0.0001

OF

FOOTPRINT INTERNATIONAL, INC.

On September     , 2022, the Board of Directors of Footprint International, Inc., a Delaware corporation (the “Company”), adopted the following resolution designating and creating, out of the authorized and unissued shares of preferred stock of the Company, 35,000,000 authorized shares of a class of convertible preferred stock of the Company titled the “Class A Preferred Stock”:

RESOLVED that, pursuant to the authority vested in the Board of Directors in accordance with the Certificate of Incorporation, the Bylaws and applicable law, the Board of Directors hereby authorizes a class of convertible preferred stock of the Company titled the “Class A Preferred Stock,” and having a par value of $0.0001 per share and an initial number of authorized shares equal to 35,000,000, which is hereby designated and created out of the authorized and unissued shares of preferred stock of the Company, which series has the rights, designations, preferences, voting powers and other provisions set forth below.

SECTION 1.    Classification and Number of Shares. The shares of such class of convertible Preferred Stock shall be classified as “Class A Preferred Stock” (the “Class A Preferred Stock”). The number of authorized shares constituting the Class A Preferred Stock shall be 35,000,000. That number may be increased or decreased from time to time (but not below the number of shares of Class A Preferred Stock then outstanding) by (a) further resolution duly adopted by the Board, (b) any vote of the holders of Capital Stock of the Company required by the Certificate of Incorporation or the Bylaws and (c) the filing of a certificate of increase or decrease with the Secretary of State of the State of Delaware.

SECTION 2.    Ranking. The Class A Preferred Stock will rank, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company:

(a)    on a parity basis with each other class or series of Capital Stock of the Company now existing or hereafter authorized, classified or reclassified, in each case, in accordance with the Certificate of Designations, the terms of which expressly provide that such class or series ranks on a parity basis with the Class A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (such Capital Stock, “Parity Stock”);

(b)    junior to each other class or series of Capital Stock of the Company now existing or hereafter authorized, classified or reclassified, in each case, in accordance with the Certificate of Designations, the terms of which expressly provide that such class or series ranks senior to the Class A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (such Capital Stock, “Senior Stock”); and

(c)    senior to the Common Stock and each other class or series of Capital Stock of the Company now existing or hereafter authorized, classified or reclassified, other than Parity Stock and Senior Stock (such Capital Stock, “Junior Stock”).

SECTION 3.    Definitions. As used herein with respect to Class A Preferred Stock:

“Accrued Dividends” means, as of any date, with respect to any share of Class A Preferred Stock, all dividends that have accrued on such share pursuant to Section 4(b), whether or not declared, but that have not, as of such date, been paid.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, however, (a) that the Company and its Subsidiaries shall be deemed not to be Affiliates of the Investor or any of its Affiliates and (b) portfolio companies in which any Person or any of its Affiliates has an investment shall not be deemed an Affiliate of such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Attribution Parties” means, with respect to a Holder, collectively, the following Persons: (a) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the date hereof, directly or indirectly managed or advised by such Holder’s investment manager or any of its Affiliates or principals, (b) such Holder’s investment manager, (c) any direct or indirect Affiliates of such Holder or any of the foregoing, (d) any Person acting or who could be deemed to be acting as a group (as that term is used in Section 13(d) of the Exchange Act and as defined in Rule 13d-5 thereunder) together with such Holder or any of the foregoing and (e) any other Persons whose beneficial ownership of the shares of Common Stock would or could be aggregated with such Holder’s and the other Attribution Parties of such Holder for purposes of Section 13(d) of the Exchange Act.

“Base Amount” means, with respect to any share of Class A Preferred Stock, as of any date of determination, the sum of (a) the Liquidation Preference and (b) the Base Amount Accrued Dividends with respect to such share as of such date.

“Base Amount Accrued Dividends” means, with respect to any share of Class A Preferred Stock, as of any date of determination, (a) if a Preferred Dividend Payment Date has occurred since the issuance of such share, the Accrued Dividends with respect to such share as of the Preferred Dividend Payment Date immediately preceding such date of determination (taking into account the payment of Preferred Dividends, if any, on or with respect to such Preferred Dividend Payment Date) or (b) if no Preferred Dividend Payment Date has occurred since the issuance of such share, zero.

Any Person shall be deemed to “beneficially own,” to have “beneficial ownership” of, or to be “beneficially owning” any securities (which securities shall also be deemed “beneficially owned” by such Person) that such Person together with such Person’s Affiliates is deemed to “beneficially own” within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act; provided, however, that any Person shall be deemed to beneficially own any securities that such Person has the right to acquire, whether such right is exercisable within sixty (60) days or thereafter (including assuming conversion of all Class A Preferred Stock, if any, owned by such Person into Common Stock).

“Board” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board of Directors for the purposes in question.

“Business Day” means any weekday that is not a day on which banking institutions in New York, New York, or Gilbert, Arizona are authorized or required by law, regulation or executive order to be closed.

“Bylaws” means the Amended and Restated Bylaws of the Company, as may be amended from time to time.

“Capital Stock” means, with respect to any Person, any and all shares of, interests in, rights to purchase, warrants to purchase, options for, participations in or other equivalents of or interests in (however designated) stock issued by such Person.

“Cash Dividend” has the meaning set forth in Section 4(c).

“Certificate of Designations” means this Certificate of Designations, Preferences and Rights, as may be amended from time to time.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as may be amended from time to time.

“Change of Control” means the occurrence, directly or indirectly, of one of the following, whether in a single transaction or a series of transactions:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority of the total voting power of the Voting Stock of the Company, other than as a result of any such transaction in which (i) the holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction are substantially the same as the holders of securities that represent a majority of the total voting power of all classes of Voting Stock of the surviving Person or any parent entity that wholly owns such surviving Person immediately after such transaction and (ii) the holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, Voting Stock of the surviving Person or any parent entity that wholly owns such surviving Person in substantially the same proportion to each other as immediately prior to such transaction; or

(b) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale, lease or transfer of all or substantially all of the assets of the Company (determined on a consolidated basis) to another Person, or any recapitalization, reclassification or other transaction in which all or substantially all of the Common Stock is exchanged for or converted into cash, securities or other property, other than (i) a transaction following which holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly (in substantially the same proportion to each other as immediately prior to such transaction, other than changes in proportionality as a result of any cash/stock election provided under the terms of the definitive agreement regarding such transaction), at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction or (ii) a sale, lease or transfer to a Subsidiary or a Person that becomes a Subsidiary of the Company.

“Class A Common Stock” has the meaning set forth in the Certificate of Incorporation.

“Class F Common Stock” has the meaning set forth in the Certificate of Incorporation.

“Class A Preferred Stock” has the meaning set forth in Section 1.

“close of business” means 5:00 p.m. (New York City time).

“Closing Price” of the Class A Common Stock on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of the Class A Common Stock on the NASDAQ on such date. If the Class A Common Stock is not traded on the NASDAQ on any date of determination, the Closing Price of the Class A Common Stock on such date of determination means the closing sale price as reported in the composite transactions for the principal United States securities exchange or automated quotation system on which the Class A Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal United States securities exchange or automated quotation system on which the Class A Common Stock is so listed or quoted, or if the Class A Common Stock is not so listed or quoted on a United States securities exchange or automated quotation system, the last quoted bid price for the Class A Common Stock in the over-the-counter market as reported by OTC Markets Group Inc. or any similar organization, or, if that bid price is not available, the market price of the Class A Common Stock on that date as determined by an Independent Financial Advisor retained by the Company for such purpose.

“Common Stock” means the Class A Common Stock and Class F Common Stock.

“Company” has the meaning set forth in the recitals above.

“Constituent Person” has the meaning set forth in Section 10(a)(iii).

“Conversion Date” has the meaning set forth in Section 7(a)(iv).

“Conversion Notice” has the meaning set forth in Section 7(a)(i).

“Conversion Price” means, for each share of Class A Preferred Stock, the quotient of (a) $12.00 divided by (b) the Conversion Rate; provided that the numerator shall be reset automatically and without further action by any Person on the second anniversary of the Original Issuance Date (the “Reset Date”) to the lower of (i) $12.00 and (ii) the higher of (A) 120% of the Current Market Price as of the Reset Date, and (B) $4.00; provided further that if shares of Class A Preferred Stock remain outstanding at the seventh anniversary of the Original Issuance Date, the numerator shall be equal to $1.00 for a period of sixty (60) days commencing on such date automatically and without further action by any Person.

“Conversion Rate” means, for each share of Class A Preferred Stock, one (1) share of Class A Common Stock, subject to adjustment as set forth herein.

“Current Market Price” per share of Common Stock, as of any date of determination, means the arithmetic average of the VWAP per share of Class A Common Stock for each of the sixty (60) consecutive full Trading Days ending on, and including, the Trading Day immediately preceding such day, appropriately adjusted to take into account the occurrence during such period of any event described in Section 9.

“Distributed Property” has the meaning set forth in Section 9(a)(iii).

“Distribution Transaction” means any dividend or other distribution of equity securities of a Subsidiary of the Company to holders of Class A Common Stock in which such Person ceases to be a Subsidiary of the Company by reason of such dividend or distribution of equity securities, whether by means of a spin-off, split-off, redemption, reclassification, exchange, stock dividend, share distribution, rights offering or similar transaction.

“Dividend Rate” means, (a) starting from the Original Issuance Date and until and including the Reset Date, 10% per annum, and (b) following the Reset Date, 14% per annum (provided, however, with respect to clause (b) only, if the Preferred Dividends are paid in cash on the Preferred Dividend Payment Date on which such Preferred Dividends would otherwise compound, the Dividend Rate for any day during the Preferred Dividend Payment Period to and including the Preferred Dividend Payment Date on which such Preferred Dividends are paid shall be equal to 12% per annum).

“Dividend Record Date” has the meaning set forth in Section 4(d).

“Ex-Dividend Date” means, with respect to an issuance, dividend or distribution on the Common Stock, the first date on which shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Common Stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Property” has the meaning set forth in Section 10(a).

“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as reasonably determined by a majority of the Board acting in good faith.

“Holder” means a Person in whose name any Class A Preferred Stock is registered in the Register.

“Implied Quarterly Dividend Amount” means, with respect to any share of Class A Preferred Stock, as of any date, the product of (a) the Base Amount of such share on the first day of the applicable Preferred Dividend Payment Period (or in the case of the first Preferred Dividend Payment Period for such share, as of the Issuance Date of such share) multiplied by (b) one-fourth of the Dividend Rate applicable on such date.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing; provided, however, that such firm or consultant shall not be an Affiliate of the Company and shall be reasonably acceptable to the Holders of at least a majority of the shares of Class A Preferred Stock outstanding at such time.

“Initial Dividend Payment Date” has the meaning set forth in the definition of “Preferred Dividend Payment Date.”

“Investment Agreement” means that certain Backstop Agreement between the Company, Footprint International Holdco, Inc. and the Investor dated as of September     , 2022, as it may be amended, supplemented or otherwise modified from time to time.

“Investor” means 222 Investments, LLC and its successors and permitted assigns.

“Issuance Date” means, with respect to any share of Class A Preferred Stock, the date of issuance of such share.

“Issuance Limitation” has the meaning set forth in Section 7(f)(i).

“Junior Stock” has the meaning set forth in Section 2(c).

“Liquidation Preference” means, with respect to any share of Class A Preferred Stock, as of any date, $10.00 per share.

“Market Disruption Event” means, with respect to any date, the occurrence or existence, during the one-half hour period ending at the scheduled close of trading on such date on the principal U.S. national or regional securities exchange or other market on which the Common Stock is listed for trading or trades (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day), of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock.

“Material Intellectual Property” has the meaning set forth in Section 11(b)(iv).

“NASDAQ” means the Nasdaq Capital Market (or its successor).

“Optional Conversion” has the meaning set forth in Section 6(a).

“Original Issuance Date” means the date of closing pursuant to the Investment Agreement.

“Parity Stock” has the meaning set forth in Section 2(a).

“Person” means any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or any other entity.

“Preferred Dividend” has the meaning set forth in Section 4(b).

“Preferred Dividend Payment Date” means March 31, June 30, September 30 and December 31 of each year (each, a “Quarterly Date”), commencing on the first Quarterly Date immediately following the Original Issuance Date (the “Initial Dividend Payment Date”); provided, however, that if any such Quarterly Date is not a Business Day, then the applicable Preferred Dividend shall be payable on the next Business Day immediately following such Quarterly Date, without any interest.

“Preferred Dividend Payment Period” means (a) in respect of any share of Class A Preferred Stock issued on the Original Issuance Date, the period from and including the Original Issuance Date to but excluding the Initial Dividend Payment Date and, subsequent to the Initial Dividend Payment Date, the period from and including any Preferred Dividend Payment Date to but excluding the next Preferred Dividend Payment Date, and (b) for any share of Class A Preferred Stock issued subsequent to the Original Issuance Date, the period from and including the Issuance Date of such share to but excluding the next Preferred Dividend Payment Date and, subsequently, in each case the period from and including any Preferred Dividend Payment Date to but excluding the next Preferred Dividend Payment Date.

“Preferred Stock” means the preferred stock, $0.0001 par value per share, of the Company.

“Quarterly Date” has the meaning set forth in the definition of “Preferred Dividend Payment Date.”

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Common Stock have the right to receive any cash, securities or other property or in which the Common Stock is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board or by statute, contract or otherwise).

“Redemption Date” means the redemption date selected by the Company for purposes of Section 8.

“Redemption Price” means an amount per share of Class A Preferred Stock equal to (a) 120% of the Liquidation Preference per share of Class A Preferred Stock plus (b) the Accrued Dividends as of the Redemption Date, if any, with respect to such share of Class A Preferred Stock.

“Register” means the securities register maintained in respect of the Class A Preferred Stock by the Company, or, to the extent the Company has engaged a transfer agent, such transfer agent.

“Reorganization Event” has the meaning set forth in Section 10(a)(iii).

“Requisite Stockholder Approval” means the stockholder approval contemplated by Rule 5635 of the NASDAQ listing rules with respect to the issuance of shares of Class A Common Stock upon conversion of the Class A Preferred Stock in excess of the limitations imposed by such rule; provided, however, that the Requisite Stockholder Approval will be deemed to be obtained if, due to any amendment or binding change in the interpretation of the applicable NASDAQ listing rules, such stockholder approval is no longer required for the Company to settle all conversions of the Class A Preferred Stock in shares of Class A Common Stock without regard to Section 7(f).

“Senior Stock” has the meaning set forth in Section 2(b).

A “Subsidiary” of any Person means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Trading Day” means a day on which the NASDAQ is open for the transaction of business and on which there has not occurred a Market Disruption Event.

“Trigger Event” has the meaning set forth in Section 9(a)(v).

“Voting Stock” means (a) with respect to the Company, the Common Stock, and any other Capital Stock of the Company having the right to vote generally in any election of directors of the Board and (b) with respect to any other Person, all Capital Stock of such Person having the right to vote generally in any election of directors of the board of directors of such Person or other similar governing body.

“VWAP” per share of Class A Common Stock on any Trading Day means the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Company) page “CVET <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one (1) share of Class A Common Stock on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained by the Company for such purpose).

SECTION 4.    Dividends.

(a)    Holders shall be entitled to receive dividends of the type and in the amount determined as set forth in this Section 4.

(b)    Preferred Dividends. No cash dividend may be declared or paid on the Junior Stock during a Preferred Dividend Payment Period unless all Accrued Dividends with respect to Class A Preferred Stock have been paid. Dividends on each share of Class A Preferred Stock (the “Preferred Dividends”) (i) shall accrue on a quarterly basis from and including the Issuance Date of such share, whether or not declared and whether or not the Company has funds legally available to make payment thereof, at a rate per annum equal to the Dividend Rate as further specified below and compound quarterly on each Preferred Dividend Payment Date (to the extent not paid on such Preferred Dividend Payment Date) and (ii) shall, subject to the terms of Section 4(c), be payable quarterly in arrears, if, as and when authorized by the Board and declared by the Company, only out of funds legally available therefor, on each Preferred Dividend Payment Date, commencing on the first Preferred Dividend Payment Date following the Issuance Date of such share.

(c)    Payment of Preferred Dividends. Preferred Dividends (including any Accrued Dividends in respect of any prior Preferred Dividend Payment Periods) shall be paid only if, as and when authorized by the Board and declared by the Company (and, if not paid, shall accrue in accordance with Section 4(b)). If the Company, in its sole discretion and to the extent permitted by applicable law, determines to pay all or any portion of any Preferred Dividend, such Preferred Dividend (or portion thereof) shall be paid in cash (any Preferred Dividend or portion of a Preferred Dividend paid in such manner, a “Cash Dividend”); provided, however, that (i) Cash Dividend payments shall be aggregated per Holder and shall be made to the nearest cent (with $.005 being rounded upward) and (ii) the amount of Accrued Dividends with respect to any share of Class A Preferred Stock shall be reduced by the amount of any Cash Dividends paid with respect to such share.

(d)    Record Date. Each Preferred Dividend shall accrue and, to the extent paid in accordance with Section 4(c), be paid, in each case, pro rata to the Holders of shares of Preferred Stock entitled thereto as they appear on the Register at the close of business on the record date designated by the Board for such dividends (each such date, a “Dividend Record Date”) which, with respect to Preferred Dividends (including Accrued Dividends that were not declared and paid on the Preferred Dividend Payment Date immediately following the Preferred Dividend Payment Period in which they accrued), shall be not more than thirty (30) days nor less than ten (10) days preceding the applicable Preferred Dividend Payment Date.

(e)    Conversion Following a Record Date. If the Conversion Date for any shares of Class A Preferred Stock is prior to the close of business on a Dividend Record Date, the Holder of such shares will not be entitled to any dividend in respect of such Dividend Record Date, other than through the inclusion of Accrued Dividends as of the Conversion Date in the calculation under Section 6(a). If the Conversion Date for any shares of Class A Preferred Stock is after the close of business on a Dividend Record Date but prior to the corresponding payment date for such dividend, the Holder of such shares as of such Dividend Record Date shall be entitled to receive such dividend, notwithstanding the conversion of such shares prior to the applicable dividend payment date; provided, however, that the amount of such dividend shall not be included for the purpose of determining the amount of Accrued Dividends under Section 6(a) with respect to such Conversion Date.

SECTION 5.    Liquidation Rights.

(a)    Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, after payment or provision for payment of the Company’s debts and any other payments required by law, the Holders shall be entitled, out of the remaining net assets of the Company, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Junior Stock and subject to the rights of the holders of any Senior Stock or Parity Stock, to receive in full a liquidating distribution in the amount per share of Class A Preferred Stock equal to the greater of (i) the sum of (A) the Liquidation Preference plus (B) the Accrued Dividends with respect to such share of Class A Preferred Stock as of the date of such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company and (ii) the amount such Holders would have received had such Holders, immediately prior to such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, converted such shares of Class A Preferred Stock into Class A Common Stock pursuant to Section 6 (without regard to Section 7(f)). Holders shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company other than what is expressly provided for in this Section 5 and will have no right or claim to any of the Company’s remaining assets.

(b)    Partial Payment. If in connection with any distribution described in Section 5(a) above, the assets of the Company or proceeds therefrom are not sufficient to pay in full the aggregate liquidating distributions required to be paid pursuant to Section 5(a) above to all Holders and the liquidating distributions payable to all holders of any Parity Stock, the amounts distributed to the Holders and to the holders of all such Parity Stock shall be paid pro rata in accordance with the respective aggregate liquidating distributions to which they would otherwise be entitled if all amounts payable thereon were paid in full.

(c)    Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, a merger or consolidation of the Company with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Company (which shall not in fact result in the liquidation of the Company and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Company.

SECTION 6.    Right of the Holders to Convert.

(a)    Subject to the terms of Section 7(f), each Holder shall have the right, at such Holder’s option, subject to the conversion procedures set forth in Section 7, to convert (an “Optional Conversion”) each share of such Holder’s Class A Preferred Stock at any time into (i) the number of shares of Class A Common Stock equal to the quotient of (A) the sum of the Liquidation Preference and the Accrued Dividends with respect to such share of Class A Preferred Stock as of the applicable Conversion Date divided by (B) the Conversion Price as of the applicable Conversion Date plus (ii) cash in lieu of fractional shares as set out in Section 7(e) (if any). The right of Optional Conversion may be exercised as to all or any portion of such Holder’s Class A Preferred Stock from time to time; provided, however, that, in each case, no right of Optional Conversion may be exercised by a Holder in respect of fewer than 5,000 shares of Class A Preferred Stock (unless such conversion relates to all shares of Class A Preferred Stock held by such Holder).

(b)    The Company shall at all times reserve and keep available out of its authorized and unissued Class A Common Stock, solely for issuance upon the conversion of the Class A Preferred Stock, such number of shares of Class A Common Stock as shall from time to time be issuable upon the conversion of all the shares of Class A Preferred Stock then outstanding (without regard to Section 7(f)). Any shares of Class A Common Stock issued upon conversion of Class A Preferred Stock shall be duly authorized, validly issued, fully paid and nonassessable and will not be subject to preemptive rights or subscription rights of any other stockholder of the Company.

SECTION 7.    Conversion Procedures and Effect of Conversion.

(a)    Conversion Procedure. A Holder must do each of the following in order to receive shares of Class A Common Stock upon conversion of shares of Class A Preferred Stock pursuant to this Section 7:

(i)    complete and manually sign the conversion notice in the form attached hereto as Exhibit I (the “Conversion Notice”), and deliver such notice to the Company;

(ii)    deliver to the Company the certificate or certificates (if any) representing the shares of Class A Preferred Stock to be converted;

(iii)    if required, furnish appropriate endorsements and transfer documents; and

(iv)    if required, pay any stock transfer, documentary, stamp or similar taxes not payable by the Company pursuant to Section 17.

The “Conversion Date” means with respect to an Optional Conversion pursuant to Section 6(a), the date on which such Holder complies with the procedures in this Section 7 (including the satisfaction of any conditions to conversion set forth in the Conversion Notice).

(b)    Effect of Conversion. Effective immediately prior to the close of business on the Conversion Date applicable to any shares of Class A Preferred Stock, subject to Section 7(f), Preferred Dividends shall no longer accrue or be declared on any such shares of Class A Preferred Stock, and on conversion, such shares of Class A Preferred Stock shall cease to be outstanding.

(c)    Record Holder of Underlying Securities as of Conversion Date. The Person or Persons entitled to receive the Class A Common Stock and, to the extent applicable, cash on a Conversion Date shall be treated for all purposes as the record holder(s) of such shares of Class A

Common Stock and, to the extent applicable, cash as of the close of business on such Conversion Date. As promptly as practicable on or after the Conversion Date and compliance by the applicable Holder with the relevant procedures contained in this Section 7, the Company shall issue the number of whole shares of Class A Common Stock issuable upon conversion (and deliver payment of cash in lieu of fractional shares as set out in Section 7(e) (if any)). Such delivery of shares of Class A Common Stock shall be made, at the option of the Company, in certificated form or by book-entry. Any such certificate or certificates shall be delivered by the Company to the appropriate Holder on a book-entry basis or by mailing certificates evidencing the shares to the Holders at their respective addresses as set forth in the Conversion Notice. In the event that a Holder shall not by written notice designate the name in which shares of Class A Common Stock (and payments of cash in lieu of fractional shares (if any)) and, to the extent applicable, cash, securities or other property to be delivered upon conversion of shares of Class A Preferred Stock should be registered or paid, or the manner in which such shares and cash, securities or other property should be delivered, the Company shall be entitled to register and deliver such shares, securities and other property, and make such payment, in the name of the Holder and in the manner shown on the records of the Company.

(d)    No Adjustment. No adjustment to shares of Class A Preferred Stock being converted on a Conversion Date or to the shares of Class A Common Stock deliverable to the Holders upon the conversion thereof shall be made in respect of dividends or other distributions payable to holders of the Class A Common Stock as of any date prior to the close of business on such Conversion Date. Until the Conversion Date with respect to any share of Class A Preferred Stock has occurred, such share of Class A Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein.

(e)    Fractional Shares. No fractional shares of Class A Common Stock will be delivered to the Holders upon conversion. In lieu of fractional shares otherwise issuable, the Holders will be entitled to receive, at the Company’s sole discretion, either (i) an amount in cash equal to the fraction of a share of Class A Common Stock multiplied by the Closing Price of the Class A Common Stock on the Trading Day immediately preceding the applicable Conversion Date or (ii) one (1) additional whole share of Class A Common Stock.

(f)    Limitations on Conversion Right.

(i)    NASDAQ Rule 5635.

(A)    Notwithstanding anything to the contrary in this Certificate of Designations, unless and until the Requisite Stockholder Approval is obtained, no shares of Class A Common Stock will be issued or delivered upon any proposed conversion of any Class A Preferred Stock of any Holder, and no Class A Preferred Stock of any Holder will be convertible, in each case, to the extent, and only to the extent, that (x) such issuance, delivery, or conversion would result in the aggregate number of shares of Class A Common Stock issuable or deliverable upon conversion of any Class A Preferred Stock together with any shares of Common Stock held by the Holder on the date of such issuance, delivery or conversion (subject to proportionate adjustment for stock dividends, stock splits or stock combinations with respect to the Common Stock) being in excess of nineteen point nine percent (19.9%) of the shares of Class A Common Stock issued and outstanding as of the date of such issuance, delivery or conversion (subject to proportionate adjustment for stock dividends, stock splits or stock combinations with respect to the Common Stock) and (y) the resulting aggregate number of shares of Class A Common Stock issuable or deliverable upon such conversion of any Class A Preferred Stock together with any shares of Common Stock held by the Holder on the date of such issuance, delivery or conversion (subject to proportionate adjustment for stock dividends, stock splits or stock combinations with respect to the Common Stock) is the largest ownership position of any stockholder of the Company as of such date (the restriction set forth in this sentence, the “Issuance Limitation”). For these purposes, beneficial ownership and calculations of percentage ownership will be determined in accordance with Rule 13d-3 under the Exchange Act. The Company is not required to obtain, or to try to obtain, the Requisite Stockholder Approval.

(B)    Any purported conversion (and delivery of shares of Class A Common Stock upon conversion of the Class A Preferred Stock) will be void and have no effect to the extent, but only to the extent, that such conversion and delivery would result in the issuance of Class A Common Stock in excess of the Issuance Limitation. For the avoidance of doubt, a Holder may effect an Optional Conversion of a portion of such Holder’s convertible Preferred Stock up to the Issuance Limitation, in each case subject to the other requirements of this Certificate of Designations applicable to such Optional Conversion.

(C)    Except as otherwise provided herein, if any consideration otherwise due upon the proposed conversion of any Class A Preferred Stock pursuant to an Optional Conversion is not delivered as a result of the Issuance Limitation, then the Company’s obligation to deliver such consideration will not be extinguished, and the Company will deliver such consideration (and the relevant shares of Class A Preferred Stock shall be deemed converted) as soon as reasonably practicable and in a manner that does not contravene NASDAQ Rule 5635 without the receipt of the Requisite Stockholder Approval. For the avoidance of doubt, until consideration due upon the conversion of any Class A Preferred Stock is delivered, such Class A Preferred Stock shall be deemed not to have converted, Preferred Dividends shall continue to accrue thereon and consideration ultimately paid out in respect thereof shall take into account such accrued Preferred Dividends (to the extent not previously paid as Cash Dividends).

(ii)    Beneficial Ownership.

(A)    Notwithstanding anything to the contrary in this Certificate of Designations, no Holder shall have the right to effect the conversion of any shares of Class A Preferred Stock held by such Holder, and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, such Holder, together with the other Attribution Parties collectively would beneficially own in excess of 9.9% (the “Maximum Percentage”) of the number of Common Shares outstanding immediately after giving effect to such conversion. For purposes of the immediately preceding sentence, the number of shares of Common Stock beneficially owned by such Holder and its Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted shares of Series A Preferred Stock beneficially owned by such Holder or any of its Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, the Class A Preferred Stock) beneficially owned by such Holder or any of its Attribution Parties. Except as set forth in the immediately preceding sentence, for purposes of this Section 7(f)(ii), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. Upon written or oral request of a Holder, the Company shall within one Trading Day confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding.

(B)    Upon delivery of a written notice to the Company, a Holder may from time to time increase or decrease the Maximum Percentage as it pertains to such Holder to any other percentage as specified in such notice; provided that any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

SECTION 8.    Optional Redemption by the Company.

(a)    Any shares of Class A Preferred Stock may be redeemed, in whole or in part, at the option of the Company (or its successor or the acquiring or surviving Person in a Change of Control), at any time upon not less than thirty (30) days’ prior written notice (a “Redemption Notice”), at the Redemption Price, payable in cash out of funds legally available therefor; provided, however, that such redemption will be subject in all cases to the conversion rights of the Investor set forth in Section 6 (e.g., any conversion permitted hereunder may be effected in accordance with Section 7(a) as long as the Conversion Date is prior to the Redemption Date).

(b)    A Redemption Notice shall be given to the Holders of record of the shares of Class A Preferred Stock to be redeemed at their respective last addresses appearing on the books of the Company. Each Redemption Notice shall state: (i) the Redemption Date; (ii) the number of shares of the Class A Preferred Stock to be redeemed from such Holder; (iii) the aggregate Redemption Price; and (iv) the place or places where certificates of such shares are to be surrendered for payment of the aggregate Redemption Price.

(c)    In case of any partial redemption of Class A Preferred Stock, the shares to be redeemed pursuant to this Section 8 shall be selected pro rata from all Holders. Subject to the provisions hereof, the Company shall have full power and authority to prescribe the terms and conditions upon which shares of Class A Preferred Stock shall be redeemed from time to time; provided, however, that in no event shall any Holder, in connection with any such redemption, be required to execute or agree to any restrictive covenants, make any representations or warranties, provide any releases or indemnities or agree to any liabilities or obligations. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares to the Holder thereof.

(d)    Unless the Company (or its successor or the acquiring or surviving Person in a Change of Control) defaults in paying the Redemption Price with respect to any share of Class A Preferred Stock called for redemption on the applicable Redemption Date, on and after the Redemption Date, notwithstanding that any certificate of any share called for redemption has not been surrendered for cancellation, (i) Accrued Dividends shall cease to accrue on such shares of Class A Preferred Stock; (ii) all such shares of Class A Preferred Stock shall no longer be deemed outstanding; and (iii) all rights with respect to such shares of Class A Preferred Stock shall on such Redemption Date cease and terminate.

SECTION 9.    Anti-Dilution Adjustments.

(a)    Adjustments. The Conversion Rate will be subject to adjustment, without duplication, upon the occurrence of the following events, except that the Company shall not make any adjustment to the Conversion Rate if Holders of the Class A Preferred Stock participate, at the same time and upon the same terms as holders of Class A Common Stock and solely as a result of holding shares of Class A Preferred Stock, in any transaction described in this Section 9, without having to convert their Class A Preferred Stock, as if they held a number of shares of Class A Common Stock equal to the Conversion Rate multiplied by the number of shares of Class A Preferred Stock held by such Holders:

(i)    The issuance of Common Stock as a dividend or distribution to all or substantially all holders of Class A Common Stock, or a subdivision or combination (including, without limitation, a stock split or a reverse stock split) of Class A Common Stock or a reclassification of Class A Common Stock into a greater or lesser number of shares of Class A Common Stock, in which event the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 x (OS1 / OS0)

where,

CR0    =     the Conversion Rate in effect immediately prior to the open of business on (i) the Ex-Dividend Date for such dividend or distribution or (ii) the effective date of such subdivision, combination or reclassification;

CR1    =     the new Conversion Rate in effect immediately after the open of business on (i) the Ex-Dividend Date for such dividend or distribution or (ii) the effective date of such subdivision, combination or reclassification;

OS0    =     (i) the number of shares of Common Stock outstanding immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution or (ii) the number of shares of Class A Common Stock outstanding immediately prior to the open of business on the effective date of such subdivision, combination or reclassification; and

OS1    =     (i) the number of shares of Common Stock that would be outstanding immediately after, and solely as a result of, the completion of such dividend or distribution or (ii) the number of shares of Class A Common Stock outstanding immediately after, and solely as a result of, the completion of such subdivision, combination or reclassification.

Any adjustment made pursuant to this clause shall be effective immediately after the close of business on (i) the Ex-Dividend Date for such dividend or distribution or (ii) the effective date of such subdivision, combination or reclassification. If any such dividend, distribution, subdivision, combination or reclassification is announced or declared but does not occur, the Conversion Rate shall be readjusted, effective as of the date the Board announces that such dividend, distribution, subdivision, combination or reclassification shall not occur to the Conversion Rate that would then be in effect if such dividend, distribution, subdivision, combination or reclassification had not been declared.

(ii)    The dividend, distribution or other issuance to all or substantially all holders of Class A Common Stock of any securities convertible into or exchangeable for Common Stock, including evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, or other rights (other than rights, options or warrants distributed in connection with a stockholder rights plan (in which event the provisions of Section 9(a)(v) shall apply)), options or warrants entitling them to subscribe for or purchase shares of Common Stock or any security convertible into or exchangeable for Common Stock for a period expiring sixty (60) days or less from the date of issuance thereof, for no consideration or at a price per share that is less than the Current Market Price as of the date such dividend, distribution or other issuance is publicly announced (the “Public Announcement Date”) for such issuance, in which event the Conversion Rate will be increased based on the following formula:

CR1 = CR0 x [(OS0+X) / (OS0+Y)]

where,

CR0 = the Conversion Rate in effect immediately prior to the close open of business on the Public Announcement Date for such dividend, distribution or other issuance;

CR1 = the new Conversion Rate in effect immediately after the open of business on the Public Announcement Date for such dividend, distribution or other issuance;

OS0 = the number of shares of Common Stock outstanding immediately prior to the open of business on the Public Announcement Date for such dividend, distribution or other issuance;

X = the total number of shares of Common Stock issuable pursuant to such convertible or exchangeable securities or other rights, options or warrants; and

Y = the number of shares of Common Stock equal to the aggregate price payable to exercise such convertible or exchangeable securities or other rights, options or warrants divided by the Current Market Price as of the Public Announcement Date for such dividend, distribution or other issuance.

For purposes of this clause (ii), in determining whether any convertible or exchangeable securities or other rights, options or warrants entitle the holders thereof to purchase the Common Stock at a price per share that is less than the Current Market Price as of the Public Announcement Date for such dividend, distribution or issuance, there shall be taken into account any consideration the Company receives for such convertible or exchangeable securities or other rights, options or warrants, and any amount payable on exercise thereof, with the value of such consideration, if other than cash, to be the Fair Market Value thereof.

Any adjustment made pursuant to this clause (ii) shall become effective immediately following the close of business on the Public Announcement Date for such dividend, distribution or other issuance. In the event that such convertible or exchangeable securities or other rights, options or warrants are not so issued, the Conversion Rate shall be readjusted, effective as of the date the Board publicly announces its decision not to issue such convertible or exchangeable securities or other rights, options or warrants to the Conversion Rate that would then be in effect if such dividend, distribution or issuance had not been declared. To the extent that such convertible or exchangeable securities or other rights, options or warrants are not exercised prior to their expiration or shares of Common Stock are otherwise not delivered pursuant to such convertible or exchangeable securities or other rights, options or warrants upon the exercise of such convertible or exchangeable securities or other rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the dividend, distribution or other issuance of such convertible or exchangeable securities or other rights, options or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually delivered.

(iii)    The Company shall, by dividend or otherwise, distribute to all or substantially all holders of its Class A Common Stock (other than for cash in lieu of fractional shares (if any)), shares of any class of its Capital Stock, evidences of its indebtedness, assets, other property or securities, but excluding (A) dividends or distributions referred to in Section 9(a)(i) or Section 9(a)(ii) hereof; (B) Distribution Transactions as to which Section 9(a)(iv) shall apply; (C) dividends or distributions paid exclusively in cash as to which Section 9(a)(vi) shall apply; and (D) rights, options or warrants distributed in connection with a stockholder rights plan as to which Section 9(a)(v) shall apply (any of such shares of its Capital Stock, indebtedness, assets or property that are not so excluded are hereinafter called the “Distributed Property”), then, in each such case the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 x [SP0 / (SP0—FMV)]

where,

CR0    =     the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution;

CR1    =     the new Conversion Rate in effect immediately after the open of business on the Ex-Dividend Date for such dividend or distribution;

SP0     =     the Current Market Price as of the Ex-Dividend Date for such dividend or distribution; and

FMV   =    the Fair Market Value of the portion of Distributed Property distributed with respect to each outstanding share of Class A Common Stock on the Ex-Dividend Date for such dividend or distribution; provided, however, that, if FMV is equal to or greater than SP0, then in lieu of the foregoing adjustment, the Company shall distribute to each Holder on the date the applicable Distributed Property is distributed to holders of Class A Common Stock, but without requiring such holder to convert its shares of Class A Preferred Stock, in respect of each share of Class A Preferred Stock held by such holder, the amount of Distributed Property such holder would have received had such holder owned a number of shares of Class A Common Stock equal to the Conversion Rate on the Ex-Dividend Date for such dividend or distribution

Any adjustment made pursuant to this clause (iii) shall be effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution. If any such dividend or distribution is declared but does not occur, the Conversion Rate shall be readjusted, effective as of the date the Board announces that such dividend or distribution shall not occur to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(iv)    The Company effects a Distribution Transaction, in which case the Conversion Rate in effect immediately prior to the effective date of the Distribution Transaction shall be adjusted based on the following formula:

CR1 = CR0 x [(FMV + MP0) / MP0]

where,

CR0    =     the Conversion Rate in effect immediately prior to the end of the Valuation Period;

CR1    =     the new Conversion Rate in effect immediately after the end of the Valuation Period;

FMV  =     the arithmetic average of the volume-weighted average prices for a share of the Capital Stock or other interest distributed to holders of Common Stock on the principal United States securities exchange or automated quotation system on which such Capital Stock or other interest trades, as reported by Bloomberg (or, if Bloomberg ceases to publish such price, any successor service chosen by the Company) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one (1) share of such Capital Stock or other interest on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained for such purpose by the Company), for each of the ten (10) consecutive full Trading Days commencing with, and including, the Ex-Dividend Date of the Distribution Transaction (the “Valuation Period”); and

MP0    =    the arithmetic average of the VWAP per share of Common Stock over the Valuation Period

Such adjustment shall become effective immediately following the close of business on the last Trading Day of the Valuation Period; provided, however, that if the relevant Conversion Date occurs during the Valuation Period, references to “ten (10)” in the preceding paragraph shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date of such Distribution Transaction to, and including, the

Conversion Date in determining the Conversion Rate. If any dividend or distribution that constitutes a Distribution Transaction is declared but not paid or made, the Conversion Rate shall be immediately decreased, effective as of the date the Board determines not to pay or make such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared or announced. If an adjustment to the Conversion Rate is required under this Section 9(a)(iv), delivery of any additional shares of Common Stock that may be deliverable upon conversion as a result of an adjustment required under this Section 9(a)(iv) shall be delayed only to the extent necessary in order to complete the calculations provided for in this Section 9(a)(iv).

(v)    If the Company has a stockholder rights plan in effect with respect to the Common Stock on any Conversion Date, upon conversion of any shares of the Class A Preferred Stock, Holders of such shares will receive, in addition to the applicable number of shares of Common Stock, the rights under such rights plan relating to such Common Stock, unless, prior to such Conversion Date, the rights have (A) become exercisable or (B) separated from the shares of Common Stock (the first of such events to occur, a “Trigger Event”), in which case, the Conversion Rate will be adjusted, effective automatically at the time of such Trigger Event, as if the Company had made a distribution of such rights to all or substantially all holders of the Class A Common Stock as described in Section 9(a)(ii) (without giving effect to the sixty (60)-day limit on the exercisability of rights, options or warrants ordinarily subject to such Section 9(a)(ii)), subject to appropriate readjustment in the event of the expiration, termination or redemption of such rights prior to the exercise, deemed exercise or exchange thereof. Notwithstanding the foregoing, to the extent any such stockholder rights are exchanged by the Company for shares of Common Stock or other property or securities, the Conversion Rate shall be appropriately readjusted as if such stockholder rights had not been issued, but the Company had instead issued such shares of Common Stock or other property or securities as a dividend or distribution of shares of Common Stock pursuant to Section 9(a)(i) or Section 9(a)(iii), as applicable.

To the extent that such rights are not exercised prior to their expiration, termination or redemption, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the occurrence of the Trigger Event been made on the basis of the issuance of, and the receipt of the exercise price with respect to, only the number of shares of Common Stock actually issued pursuant to such rights.

Notwithstanding anything to the contrary in this Section 9(a)(v), no adjustment shall be required to be made to the Conversion Rate with respect to any Holder which is, or is an “affiliate” or “associate” of, an “acquiring person” under such stockholder rights plan or with respect to any direct or indirect transferee of such Holder who receives Class A Preferred Stock in such transfer after the time such Holder becomes, or its affiliate or associate becomes, such an “acquiring person.”

(vi)    If any cash dividend or distribution is made to all or substantially all holders of the Class A Common Stock, the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 x [SP0 / (SP0 - C)]

where,

CR0    =    the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution;

CR1    =    the new Conversion Rate in effect immediately after the open of business on the Ex-Dividend Date for such dividend or distribution;

SP0    =     the Current Market Price as of the Ex-Dividend Date for such dividend or distribution; and

C       =     the amount in cash per share of Common Stock the Company distributes to all or substantially all holders of the Class A Common Stock; provided, however, that, if C is equal to or greater than SP0, then in lieu of the foregoing adjustment, the Company shall distribute to each Holder on the date the applicable cash dividend or distribution is made to holders of Class A Common Stock, but without requiring such Holder to convert its shares of Class A Preferred Stock, in respect of each share of Class A Preferred Stock held by such Holder, the amount of cash such Holder would have received had such Holder owned a number of shares of Class A Common Stock equal to the Conversion Rate on the Ex-Dividend Date for such dividend or distribution

Any adjustment made pursuant to this clause (iii) shall be effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution. If any such dividend or distribution is declared but does not occur, the Conversion Rate shall be readjusted, effective as of the date the Board announces that such dividend or distribution shall not occur to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(vii)    If the Company or any of its Subsidiaries make a payment in respect of a tender or exchange offer for the Common Stock (other than an exchange offer that constitutes a Distribution Transaction subject to Section 9(a)(vi)), or otherwise acquires Common Stock, if the cash and value of any other consideration included in the payment per share of Common Stock validly tendered, exchanged or otherwise acquired exceeds the arithmetic average of the VWAP per share of Common Stock over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last day on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended) (such date, the “Expiration Date”), then the Conversion Rate shall be increased based on the following formula:

CR1 = CR0 x [FMV + (SP1 * OS1)] / (SP1 * OS0)

where,

CR0    =     the Conversion Rate in effect immediately prior to the close of business on the Expiration Date;

CR1    =     the new Conversion Rate in effect immediately after the close of business on the Expiration Date;

FMV   =     the aggregate value of all cash and Fair Market Value on the Expiration Date of all other consideration paid or payable for shares of Common Stock purchased in such tender or exchange offer;

OS0      =    the number of shares of Common Stock outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

OS1      =    the number of shares of Common Stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

SP1      =     the arithmetic average of the VWAP per share of Class A Common Stock for each of the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date

Such adjustment shall become effective immediately following the close of business on the Expiration Date; provided, however, that if the relevant Conversion Date occurs during the 10 Trading Days immediately following, and including, the Trading Day next succeeding the Expiration Date, references to “ten (10)” in the preceding paragraph shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the Expiration Date to, and including, the Conversion Date in determining the Conversion Rate. If the Company is obligated to purchase shares of Common Stock pursuant to any such tender or exchange offer described in Section 9(a)(vii) but is permanently prevented by applicable law from effecting any such purchase, or all such purchases are rescinded, then the Conversion Rate shall be readjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made or had been made only in respect of the purchases that have actually been made. If an adjustment to the Conversion Rate is required under this Section 9(a)(vii), delivery of any additional shares of Common Stock that may be deliverable upon conversion as a result of an adjustment required under this Section 9(a)(vii) shall be delayed only to the extent necessary in order to complete the calculations provided for in this Section 9(a)(vii).

(b)    Calculation of Adjustments. All adjustments to the Conversion Rate shall be calculated by the Company to the nearest 1/10,000th of one (1) share of Common Stock (or if there is not a nearest 1/10,000th of a share, to the next lower 1/10,000th of a share). No adjustment to the Conversion Rate will be required, unless such adjustment would require an increase or decrease of at least one percent (1%) of the Conversion Rate; provided, however, that any such adjustment that is not required to be made will be carried forward and taken into account in any subsequent adjustment; provided, further, that any such adjustment of less than one percent (1%) that has not been made will be made upon any Conversion Date.

(c)    When No Adjustment Required.

(i)    Except as otherwise provided in this Section 9, the Conversion Rate will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, or for the repurchase of Common Stock.

(ii)    Except as otherwise provided in this Section 9, the Conversion Rate will not be adjusted as a result of the issuance of, the distribution of separate certificates representing, the exercise or redemption of, or the termination or invalidation of, rights pursuant to any stockholder rights plans.

(iii)    No adjustment to the Conversion Rate will be made:

(A)    upon the issuance of any Earn Out Shares (as defined in that certain Agreement and Plan of Merger, dated December 13, 2021, by and between Gores Holdings VIII, Inc., Frontier Merger Sub, Inc., Frontier Merger Sub II, LLC, and Footprint International Holdco, Inc.);

(B)    upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in Common Stock under any plan in which purchases are made at market prices on the date or dates of purchase, without discount, and whether or not the Company bears the ordinary costs of administration and operation of the plan, including brokerage commissions;

(C)    upon the issuance of any shares of Common Stock, restricted shares or options or rights to purchase such shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its Subsidiaries or of any employee agreements or arrangements or programs;

(D)    upon the issuance of any shares of Common Stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security;

(E)    for dividends or distributions declared or paid to holders of Common Stock in which Holders participate pursuant to Section 4(b); or

(F)    for a change solely in the par value of the Common Stock.

(d)    Successive Adjustments. After an adjustment to the Conversion Rate under this Section 9, any subsequent event requiring an adjustment under this Section 9 shall cause an adjustment to each such Conversion Rate as so adjusted.

(e)    Multiple Adjustments. For the avoidance of doubt, if an event occurs that would trigger an adjustment to the Conversion Rate pursuant to this Section 9 under more than one subsection hereof, such event, to the extent fully taken into account in a single adjustment, shall not result in multiple adjustments hereunder; provided, however, that if more than one subsection of this Section 9 is applicable to a single event, the subsection shall be applied that produces the largest adjustment.

(f)    Tax Adjustments. The Company may, but shall not be required to, make such increases in the Conversion Rate, in addition to those required by this Section 9, as the Board considers to be advisable in order to avoid or diminish any income tax to any holders of shares of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes or for any other reason.

(g)    Notice of Adjustments. Whenever the Conversion Rate is adjusted as provided under this Section 9, the Company shall as soon as reasonably practicable following the occurrence of an event that requires such adjustment (or if the Company is not aware of such occurrence, as soon as reasonably practicable after becoming so aware) or the date the Company makes an adjustment pursuant to Section 9(f):

(i)    compute the adjusted applicable Conversion Rate in accordance with this Section 9; and

(ii)    (A) in the event that the Company shall give notice or make a public announcement to the holders of Common Stock of any action of the type described in Section 9 (but only if the action of the type described in Section 9 would result in an adjustment to the Conversion Price or a change in the type of securities or property to be delivered upon conversion of the Class A Preferred Stock), the Company shall, at the time of such notice or announcement, and in the case of any action that would require the fixing of a Record Date, at least ten (10) days prior to such Record Date, give notice to each Holder by mail, first-class postage prepaid, at the address appearing in the Register, which notice shall specify the Record Date, if any, with respect to any such action, the approximate date on which such action is to take place and the facts with respect to such action as shall be reasonably necessary to indicate the effect on the Conversion Price and the number, kind or class of shares or other securities or property, which shall be deliverable upon conversion or redemption of the Class A Preferred Stock or (B) in the event that the Company does not give notice or make a public announcement as set forth in subclause (A) of this clause (ii), the Company shall, as soon as practicable following the occurrence of an event that requires an adjustment to the Conversion Price pursuant to one or more provisions of Section 9 (or if the Company is not aware of such occurrence, as soon as practicable after becoming so aware), provide, or cause to be provided, a written notice to the Holders of the occurrence of such event, in the same manner and with the same detail as the notice set forth in subclause (A) of this clause (ii); and

(iii)    whenever the Conversion Price shall be adjusted pursuant to one or more provisions of Section 9, the Company shall, as soon as practicable following the determination of the revised Conversion Price, (A) file at the principal office of the Company, a statement showing in reasonable detail the facts requiring such adjustment, the Conversion Price that shall be in effect after such adjustment and the method by which the adjustment to the Conversion Price was determined and (B) cause a copy of such statement to be sent in the manner set forth in subclause (A) of clause (ii) to each Holder.

SECTION 10.    Adjustment for Reorganization Events.

(a)    Reorganization Events. In the event of:

(i)    any reclassification, statutory exchange, merger, consolidation or other similar business combination of the Company with or into another Person, in each case, pursuant to which at least a majority of the Common Stock is changed or converted into, or exchanged for, cash, securities or other property of the Company or another Person;

(ii)    any sale, transfer, lease or conveyance to another Person of all or substantially all the property and assets of the Company, in each case pursuant to which the Common Stock is converted into cash, securities or other property; or

(iii)    any statutory exchange of securities of the Company with another Person (other than in connection with a merger or acquisition) or reclassification, recapitalization or reorganization of the Common Stock into other securities;

(each of which is referred to as a “Reorganization Event”), each share of Class A Preferred Stock outstanding immediately prior to such Reorganization Event will, without the consent of the Holders and subject to Section 10(d), remain outstanding but shall become convertible into, out of funds legally available therefor, the number, kind and amount of securities, cash and other property (without regard to Section 7(f)) (such securities, cash and other property, the “Exchange Property”), without any interest on such Exchange Property and without any right to dividends or distribution on such Exchange Property, which have a Record Date that is prior to the applicable Conversion Date, that the Holder of such share of Class A Preferred Stock would have received in such Reorganization Event had such Holder converted its shares of Class A Preferred Stock into the applicable number of shares of Class A Common Stock immediately prior to the effective date of the Reorganization Event using the Conversion Rate applicable immediately prior to the effective date of the Reorganization Event and the Liquidation Preference applicable at the time of such subsequent conversion; provided, however, that the foregoing shall not apply if such Holder is a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (any such Person, a “Constituent Person”), or an Affiliate of a Constituent Person, to the extent such Reorganization Event provides for different treatment of Common Stock held by such Persons. If the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by a Person (other than a Constituent Person or an Affiliate thereof), then for the purpose of this Section 10(a), the kind and amount of securities, cash and other property receivable upon conversion following such Reorganization Event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Stock.

(b)    Successive Reorganization Events. The above provisions of this Section 10 shall similarly apply to successive Reorganization Events.

(c)    Reorganization Event Notice. The Company (or any successor) shall, no less than twenty (20) Business Days prior to the anticipated effective date of any Reorganization Event, provide written notice to the Holders of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 10.

(d)    Reorganization Event Agreements. The Company shall not enter into any agreement for a transaction constituting a Reorganization Event, unless (i) such agreement provides for or does not interfere with or prevent (as applicable) conversion of the Class A Preferred Stock into the Exchange Property in a manner that is consistent with and gives effect to this Section 10, and (ii) to the extent that the Company is not the surviving corporation in such Reorganization Event or will be dissolved in connection with such Reorganization Event, proper provision shall be made in the agreements governing such Reorganization Event for the conversion of the Class A Preferred Stock into stock of the Person surviving such Reorganization Event or such other continuing entity in such Reorganization Event.

SECTION 11.    Voting Rights.

(a)    General. Except as set forth in Section 11(c), the shares of Class A Preferred Stock shall be non-voting, and the Holders shall have no voting rights in respect of the shares of Class A Preferred Stock held thereby, except as otherwise required by applicable law.

(b)    Adverse Changes. So long as (i) with respect to Section 11(b)(i) and 11(b)(ii), any shares of Class A Preferred Stock are outstanding and (ii) with respect to Section 11(b)(iii) and 11(b)(iv), shares of Class A Preferred Stock with an aggregate Liquidation Preference equal to or greater than $25,000,000 are outstanding, in addition to any other vote required by applicable law, the Company may not take any of the following actions (including by means of merger, consolidation, reorganization, recapitalization or otherwise) without the prior affirmative vote or written consent from the Holders of at least a majority of the then-issued and outstanding shares of Class A Preferred Stock, voting as a separate class:

(i)    amend, alter or repeal any provision of the Certificate of Incorporation (including this Certificate of Designations) that would adversely affect the relative rights, preferences or privileges of the Class A Preferred Stock;

(ii)    authorize, create, increase the authorized amount of, or issue any class or series of Senior Stock, Parity Stock or Class A Preferred Stock, or any security convertible into, or exchangeable or exercisable for any of the foregoing, or reclassify any security into, any Senior Stock, Parity Stock or Class A Preferred Stock (provided, however, that the authorization, creation, increase in the authorized amount of, or issuance of any class or series of Junior Stock or any security convertible into, or exchangeable or exercisable for Junior Stock (as long as such convertible, exchangeable or exercisable security is not Senior Stock, Parity Stock or Class A Preferred Stock), or reclassification of any security into, Junior Stock will not require the vote or consent of any Holders);

(iii)    incur or guarantee any third-party debt security or similar instrument or incur or guarantee third-party indebtedness for borrowed money, in each case other than (A) any indebtedness under the financing programs involving any financing or credit support being provided by Macquarie Bank Limited and/or any of its Affiliates (“MQ”) pursuant to that certain

Credit Agreement, dated as of August 31, 2022, by and between MQ, the Company and the Subsidiary Guarantors party thereto, in an aggregate principal amount not to exceed $1,000,000,000 at any one time (the “Financing Programs”), (B) any indebtedness permitted to be incurred pursuant to the Financing Programs, (C) indebtedness that may be deemed to exist pursuant to any letter of credit, performance bond, surety, statutory appeal or similar obligation entered into or incurred in the ordinary course of business in an aggregate principal amount not to exceed $5,000,000 at any one time, and (D) any other indebtedness with an aggregate committed and/or principal amount outstanding less than $75,000,000 at any one time (in each case of clauses (A) through (C), together with extensions, refinancings, modifications, amendments and restatements of each of the foregoing, so long as the principal and/or committed amount thereof is not increased); or

(iv)    (A) grant any liens on the Company’s intellectual property to any lender (other than any liens securing indebtedness permitted pursuant to clause (iii)(A) immediately above), or (B) transfer the Company’s intellectual property to an entity not wholly beneficially owned by the Company.

(c)    Each Holder of Class A Preferred Stock will have one (1) vote per share on any matter on which Holders of Class A Preferred Stock are entitled to vote separately as a class, whether at a meeting or by written consent.

(d)    Notwithstanding anything to the contrary herein, any amendment, alteration or repeal of any provision of the Certificate of Incorporation (including this Certificate of Designations) that would disproportionately adversely affect the relative rights, preferences or privileges of any Holder as compared to the other Holders shall require the prior written consent of such disproportionately adversely affected Holder.

SECTION 12.    Transfer Agent. The Company may appoint a transfer agent and remove its transfer agent in accordance with the agreement between the Company and such transfer agent; provided, however, that the Company shall appoint a successor transfer agent of recognized standing who shall accept such appointment prior to the effectiveness of such removal. Upon any such removal or appointment, the Company shall send notice thereof by first-class mail, postage prepaid, to the Holders. When a Holder requests to register the transfer of shares of Class A Preferred Stock, the Company or the Company’s transfer agent, as applicable, shall register the transfer as requested if its reasonable requirements for such transaction are met.

SECTION 13.    Status of Shares. Shares of Class A Preferred Stock that have been issued and reacquired in any manner, whether by redemption, repurchase or otherwise or upon any conversion of shares of Class A Preferred Stock to Common Stock, shall thereupon be retired and shall have the status of authorized and unissued shares of Preferred Stock undesignated as to series, and may be redesignated as any series of Preferred Stock and reissued (subject to the terms and conditions of this Certificate of Designations, including Section 2 and Section 11(b)).

SECTION 14.    Term. Except as expressly provided in this Certificate of Designations, the shares of Class A Preferred Stock shall not be redeemable or otherwise mature and the term of the Class A Preferred Stock shall be perpetual.

SECTION 15.    Creation of Capital Stock. Subject to Section 11(b), the Board, without the vote of the Holders, may authorize and issue additional shares of Capital Stock of the Company.

SECTION 16.    No Sinking Fund. Shares of Class A Preferred Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

SECTION 17.    Taxes.

(a)    Transfer Taxes. The Company shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Preferred Stock or shares of Common Stock or other securities issued on account of Class A Preferred Stock pursuant hereto or certificates representing such shares or securities. The Company shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Class A Preferred Stock, shares of Common Stock or other securities in a name other than the name in which the shares of Class A Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any Person other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment, unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid or is not payable.

(b)    Withholding. All payments and distributions (or deemed distributions) on the shares of Class A Preferred Stock (and on the shares of Common Stock received upon their conversion) shall be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Holders. The Company shall have the right to take such measures as are reasonably necessary to obtain cash to satisfy the Company’s withholding requirements with respect to any non-cash, deemed or constructive payment, including by retaining, selling or liquidating property (including, for the avoidance of doubt, shares of Capital Stock of the Company) of the applicable Holder held by the Company in its custody or over which it has control, and each Holder of the Class A Preferred Stock shall indemnify the Company and its Affiliates for, and hold harmless the Company and its Affiliates from and against, any and all withholding tax, including penalties and interest, payable by or assessed against the Company or any of its Affiliates in respect of any actual or constructive payments to such Holder in respect of the Class A Preferred Stock held by such Holder.

SECTION 18.    Notices. All notices referred to herein shall be in writing and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) Business Days after the mailing thereof if sent by registered or certified mail (unless first-class mail shall be specifically permitted for such notice under the terms of this Certificate of Designations) with postage prepaid, addressed: (a) if to the Company, to its office at 250 E Germann Rd Gilbert, AZ, 85297-0612 (Attention: General Counsel), or to any transfer or other agent of the Company designated to receive such notice as permitted by this Certificate of Designations; (b) if to any Holder, to such Holder at the address of such Holder as listed in the Register; or (c) to such other address as the Company or any such Holder, as the case may be, shall have designated by notice similarly given.

SECTION 19.    Facts Ascertainable. When the terms of this Certificate of Designations refer to a specific agreement or other document to determine the meaning or operation of a provision hereof, the Secretary of the Company shall maintain a copy of such agreement or document at the principal executive offices of the Company and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. The Secretary of the Company shall also maintain a written record of the Issuance Date, the number of shares of Class A Preferred Stock issued to a Holder and the date of each such issuance, and shall furnish such written record free of charge to any Holder who makes a request therefor.

SECTION 20.    Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the Holders of Class A Preferred Stock granted hereunder may be waived as to all shares of Class A Preferred Stock (and the Holders thereof) upon the written consent of the Holders of a majority of the shares of Class A Preferred Stock then outstanding.

SECTION 21.    Severability. If any term of the Class A Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein, which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term, unless so expressed herein.

SECTION 22.    No Other Rights. Except as expressly provided in any agreement between a Holder and the Company, the Class A Preferred Stock will have no rights, preferences or voting powers, except as provided in this Certificate of Designations or the Certificate of Incorporation or as provided by applicable law.

[Signature Page Follows]

This Certificate of Designations has been approved by the Board in the manner and by the vote required by law.

The undersigned acknowledges this Certificate of Designations to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his or her knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be signed in its name and on its behalf by its [Chief Executive Officer] on [    ], 2022.

FOOTPRINT INTERNATIONAL, INC.

By:	/s/ [ ]
Name:	[ ]
Title:	[ ]

Privileged & Confidential

Exhibit I

FOOTPRINT INTERNATIONAL, INC.

CONVERSION NOTICE

Reference is made to the Certificate of Designations, Preferences and Rights of the Class A Preferred Stock of Footprint International, Inc. (the “Certificate of Designations”). In accordance with and pursuant to the Certificate of Designations, the undersigned hereby elects to convert the number of shares of Class A Preferred Stock, par value $0.0001 per share (the “Class A Preferred Stock”), of Footprint International, Inc., a Delaware corporation (the “Company”), indicated below into shares of Class A Common Stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”), [as of the date specified below][[upon/immediately prior to], and subject to the occurrence of, [●]].

Date of Conversion (if applicable):

Number of shares of Class A Preferred Stock to be converted:

Share certificate no(s). of Class A Preferred Stock to be converted:

Tax ID Number (if applicable):

Please issue the shares of Class A Common Stock into which the shares of Class A Preferred Stock are being converted in the following name and to the following address:

Issue to:

Address:

Telephone Number:

Email:

Authorization:

By:

Title:

Dated:

Account Number (if electronic book entry transfer):

Transaction Code Number (if electronic book entry transfer):

Payment Instructions for cash payment in lieu of fractional shares (if any):

ACKNOWLEDGMENT

The Company hereby acknowledges the attached Conversion Notice and hereby directs [Transfer Agent] to issue the above indicated number of shares of Class A Common Stock in accordance with the Irrevocable Transfer Agent Instructions dated [    ] from the Company and acknowledged and agreed to by [    ].

Footprint International, Inc.

By:
Name:
Title:

Exhibit B

Investor Rights Agreement

INVESTOR RIGHTS AGREEMENT

BY AND BETWEEN

FOOTPRINT INTERNATIONAL, INC.,

AND

222 INVESTMENTS, LLC

DATED AS OF             , 2022

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”), dated as of September     , 2022, is made by and between Footprint International, Inc., a Delaware corporation (together with its successors and assigns, the “Company”), and 222 Investments, LLC, a Delaware limited liability company (the “Initial Investor”).

WITNESSETH

WHEREAS, the Company, Footprint International Holdco, Inc., and the Initial Investor have entered into a Backstop Agreement, dated September 5, 2022 (as it may be amended from time to time, the “Backstop Agreement”), pursuant to which the Initial Investor agreed to purchase and acquire from the Company, and the Company agreed to issue and sell to the Initial Investor (the “Investment”), shares of a newly created series of convertible preferred stock designated the Class A Preferred Stock, par value $0.0001 per share of the Company (the “Class A Preferred Stock”), which is convertible into shares of Class A Common Stock, par value $0.0001 per share of the Company (the “Class A Common Stock”); and

WHEREAS, in connection with the closing of the transactions contemplated by the Backstop Agreement and the issuance of the Backstop Shares (as defined in the Backstop Agreement) on the date hereof, the Investor and the Company desire to set forth certain terms and conditions regarding the Investment and the ownership of the shares of the Class A Preferred Stock, including certain restrictions on the Transfer (as defined herein) of the Class A Preferred Stock and the Class A Common Stock issuable upon conversion thereof and on certain actions of the Investor and its Affiliates with respect to the Company.

NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants and conditions contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Certain Definitions. In addition to other terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the meanings ascribed to them below. All terms used and not defined in this Agreement shall have the meanings assigned to them in the Backstop Agreement.

“Action” shall mean any legal or administrative proceeding, suit, investigation, arbitration or action.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person. For purposes of this Agreement, “control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Aggregate Voting Power” means, as of any date, the number of votes that may be cast by all holders of Common Stock voting together as a single class on any matter on which the holders of Common Stock are entitled to vote.

“Agreement” shall have the meaning set forth in the Preamble.

“Backstop Agreement” shall have the meaning set forth in the Recitals.

“Beneficially Own” shall mean, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13(d)(3) or 13(d)(5) under the Exchange Act as in effect on the date hereof, and “Beneficial Ownership” shall have the corresponding meaning.

“Board” shall mean the Board of Directors of the Company.

“Certificate of Designations” shall mean the Certificate of Designations, Preferences and Rights of the Class A Preferred Stock of the Company.

“Class A Common Stock” shall have the meaning set forth in the Recitals.

“Class A Preferred Stock” shall have the meaning set forth in the Recitals.

“Closing” shall have the meaning assigned in the Backstop Agreement.

“Closing Date” shall have the meaning assigned in the Backstop Agreement.

“Common Stock” shall mean Class A Common Stock of the Company.

“Competitor” shall mean any Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in a business that offers products or services that are directly or indirectly competitive with the products or services of the Company, including products or services which are in actual or demonstrably anticipated research or development by the Company, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than ten percent (10%) of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor.

“Controlled Affiliate” shall mean, with respect to any Person, any Affiliate of the specified Person that is, directly or indirectly, controlled (as defined in the definition of “Affiliate”) by the specified Person.

“Exchange Act” shall mean the Securities Exchange Act of 1934, or any successor federal statute, and the rules and regulations promulgated thereunder, all as amended, and as the same may be in effect from time to time.

“GAAP” means the United States generally accepted accounting principles, consistently applied.

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“Governmental Authority” means any government, court, regulatory or administrative agency, arbitrator (public or private), commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational.

“Group” shall mean any “group” as such term is used in Section 13d-5 of the Exchange Act.

“Initial Investor” shall have the meaning set forth in the preamble.

“Investor” means the Initial Investor and any Parent Controlled Affiliates that are either transferees or assignees of Class A Preferred Stock in accordance with Article III and Section 6.2, respectively.

“IRS” shall have the meaning set forth in Section 6.1.

“IRS Form” shall have the meaning set forth in Section 6.1.

“Judgement” shall mean any order, judgement, injunction, ruling, writ or decree of any Governmental Authority.

“Law” shall mean applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, Judgement, order, injunction, decree or agency requirement of any United States or foreign governmental or regulatory agency, commission, court, body, entity, authority or self-regulatory organization.

“Limitation Period” shall mean the 90-day period beginning as of the 90th day prior to the second anniversary of the Closing.

“Parent” shall mean any entity that is or performs the functions of, directly or indirectly, the managing member or general partner of the Investor or is the investment manager with respect to such entity and all such entities collectively.

“Parent Controlled Affiliate” shall mean Parent of Investor and any Controlled Affiliate of Investor or Parent.

“Person” shall mean a legal person, including any individual, corporation, company, partnership, joint venture, association, joint-stock company, trust, limited liability company or unincorporated association or any other entity or organization, including a government or any agency or political subdivision thereof, or any other entity of whatever nature.

“Prohibited Transferee” means, as of any date of determination, a Competitor or a Person that is listed in the SharkWatch 50 list or, if such list no longer exists, a mutually agreed comparable list of known activist investors, or any of their respective Affiliates.

“Proprietary Information” shall have the meaning set forth in Section 5.1(a).

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“Registrable Securities” shall have the meaning set forth in the Registration Rights Agreement.

“Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of the date hereof, executed and delivered between the Company, the Initial Investor and certain other parties thereto concurrently with the execution and delivery of this Agreement.

“Restated Certificate” shall mean the Company’s Amended and Restated Certificate of Incorporation, as amended from time to time.

“Securities” shall mean (a) shares of Class A Preferred Stock, (b) shares of Class A Preferred Stock issued as payment of dividends in kind pursuant to the Restated Certificate and (c) the Registrable Securities.

“Securities Act” shall mean the U.S. Securities Act of 1933, and any similar or successor federal statute, and the rules and regulations promulgated thereunder, all as amended, and as the same may be in effect from time to time.

“Subsidiary” of any Person means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Transaction Documents” means this Agreement, the Certificate of Designations, the Backstop Agreement, the Merger Agreement (as defined in the Backstop Agreement), and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transfer” (or “Transferred”) by any Person means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of or transfer (by the operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by the operation of law or otherwise), of any shares of equity securities beneficially owned by such Person or of any interest in any shares of equity securities beneficially owned by such Person; provided, however, that, notwithstanding anything to the contrary in this Agreement, a Transfer shall not include (a) the conversion of one or more shares of Class A Preferred Stock into shares of Class A Common Stock pursuant to the Certificate of Designations, (b) the redemption or other acquisition of Common Stock or Class A Preferred Stock by the Company or (c) the direct or indirect transfer (by the operation of law or otherwise) of any limited partnership interests or other equity interests in an Investor (or any direct or indirect parent entity of such Investor).

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ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1    Representations and Warranties of the Company. The Company represents and warrants to the Initial Investor as of the date hereof as follows:

(a)    The Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware, and has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby.

(b)    The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company.

(c)    This Agreement has been duly authorized, validly executed and delivered by the Company, and assuming due authorization, execution and delivery of this Agreement by the Initial Investor, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding at Law or in equity (“Bankruptcy Exceptions”).

Section 2.2    Representations and Warranties of the Initial Investor. The Initial Investor represents and warrants to the Company as of the date hereof as follows:

(a)    The Initial Investor has been duly organized and is validly existing and in good standing under the Laws of the jurisdiction of its organization, and has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby.

(b)    The execution, delivery and performance of this Agreement by the Initial Investor and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Initial Investor.

(c)    This Agreement has been duly authorized, validly executed and delivered by the Initial Investor, and assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of the Initial Investor, enforceable against the Initial Investor in accordance with its terms, except to the extent that the enforcement thereof may be limited by the Bankruptcy Exceptions.

ARTICLE III

TRANSFER AND HEDGING RESTRICTIONS; STANDSTILL PROVISIONS

Section 3.1    Transfer Restrictions.

(a)    The Investor will not Transfer any Class A Preferred Stock.

(b)    During the Limitation Period, the Investor will not make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a short sale of or the purpose of which is to offset the loss which results from

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a decline in the market price of, any shares of Class A Preferred Stock or Common Stock (the “Prohibited Stock”), or otherwise establish or increase, directly or indirectly, a put equivalent position, as defined in Rule 16a-1(h) under the Exchange Act, with respect to any of the Prohibited Stock or any other capital stock of the Company.

(c)    Notwithstanding Section 3.1(a) and (b), the Investor shall be permitted to Transfer any portion or all of its Prohibited Stock at any time under the following circumstances:

(i)    Transfers to any Affiliates of the Investor, but only if the transferee agrees in writing prior to such Transfer for the express benefit of the Company (in form and substance reasonably satisfactory to the Company and with a copy thereof to be furnished to the Company) to be bound by the terms of this Agreement and if the transferee and the transferor agree for the express benefit of the Company that the transferee shall Transfer the Prohibited Stock so Transferred back to the transferor at or before such time as the transferee ceases to be an Affiliate of the transferor;

(ii)    Transfers pursuant to a merger, tender offer or exchange offer or other business combination acquisition of all or substantially all of the assets or similar transaction or any Change of Control (as defined in the Certificate of Designations) transaction involving the Company or any Subsidiary that, in each case, is approved by the Board;

(iii)    Transfers pursuant to a tender offer or exchange offer by a third party that is approved by the Board and is for more than fifty percent (50%) of the voting power of all of the Company’s then-outstanding common equity; and

(iv)    Transfers that have been approved in writing by the Board (such approval not to be unreasonably withheld, conditioned or delayed).

(d)    Subject to Section 3.1(c), the Investor will not at any time, directly or indirectly Transfer any Prohibited Stock to a Prohibited Transferee. Notwithstanding the foregoing, nothing in this Section 3.1(d) shall restrict any Transfer into the public market pursuant to a bona-fide, underwritten public offering made pursuant to the Registration Rights Agreement or through a customary brokerage transaction in which the Investor does not know the identity of the acquirer of such interests.

(e)    Any attempted Transfer in violation of this Section 3.1 shall be null and void ab initio.

(f)    All certificates or other instruments representing the Class A Preferred Stock or Class A Common Stock issued upon conversion of the Class A Preferred Stock will bear a legend (and appropriate comparable notations or other arrangements will be made with respect to any uncertificated shares) substantially to the following effect:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT

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BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH IN AN INVESTOR RIGHTS AGREEMENT, DATED AS OF SEPTEMBER     , 2022, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.

(g)    Upon request of the applicable Investor, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state securities laws, the Company shall promptly cause the first paragraph of the legend to be removed from any certificate (or the removal of such notations or arrangements) for any Prohibited Stock to be Transferred in accordance with the terms of this Agreement and the second paragraph of the legend shall be removed upon the expiration of such transfer and other restrictions set forth in this Agreement (and, for the avoidance of doubt, immediately prior to any termination of this Agreement).

Section 3.2    Standstill and Other Restrictions. During the Limitation Period, without the approval of the Board, the Investor and its Controlled Affiliates shall not, directly or indirectly: (i) in any way acquire, offer or propose to acquire, or agree to acquire, in any manner (including by means of merger, consolidation, reorganization, recapitalization or otherwise), Beneficial Ownership of any securities of the Company or its Subsidiaries (including convertible securities) if immediately following such acquisition or agreement, the Investor and its Controlled Affiliates would Beneficially Own in the aggregate more than the Aggregate Voting Power or economic interest of the Company acquired by the Investor as of the date hereof (treating securities convertible into or exercisable for voting securities, economic interests or Common Stock that are Beneficially Owned by the Investor or the Parent Controlled Affiliates as fully converted into or exercised for the underlying voting securities, economic interests or Common Stock without regard to the exercisability, vesting or similar provisions and restrictions thereof) or (ii) publicly seek, directly or indirectly, any amendment, waiver, or release of, or to contest the validity of, any of the restrictions contained in this Section 3.2 (including this clause (ii)) by the Company. The restrictions of this Section 3.2 shall terminate upon the occurrence of a Change of Control.

ARTICLE IV

EFFECTIVENESS AND TERMINATION

Section 4.1    Termination. This Agreement will be effective as of the date hereof and will continue in effect thereafter until the earliest of (a) its termination by the mutual written agreement of the Company and the Investor, (b) except as otherwise specifically provided herein with respect to particular Sections of this Agreement, at such time as the Investor no longer Beneficially Owns any Securities and (c) the dissolution, liquidation and winding up of the Company.

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ARTICLE V

ACCESS, INFORMATION AND CONFIDENTIALITY

Section 5.1    Confidentiality.

(a)    Subject to Section 5.1(b), each party to this Agreement will hold, will cause its respective directors, officers, partners, employees, agents, consultants and advisors to hold, and will cause its respective Controlled Affiliates and any other Affiliate to whom it releases or discloses Proprietary Information and their respective directors, officers, partners, employees, agents, consultants and advisors to hold in strict confidence, all non-public records, books, contracts, instruments, computer data and other data and information, including without limitation, information regarding finances and results, technology, trade secrets, know-how, customers, vendors, business and/or strategic plans, marketing activities, financial data and other business affairs and any IRS Form and any documents, supplements or schedules attached thereto or included therein (collectively, “Proprietary Information”) concerning the other party hereto, its former, current or future representatives or any former, current or future representatives of such representatives furnished to it by, or on behalf of, such other party pursuant to this Agreement (except to the extent that such information can be shown to have been (i) previously known by such party on a non-confidential basis, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired from other sources not known to or suspected by such party to be prohibited from disclosing such Proprietary Information by a contractual, legal or fiduciary obligation) and neither party hereto shall release or disclose such Proprietary Information to any other Person, except its representatives (subject to the terms of this Section 5.1(a)).

(b)    In the event that any party or any of its representatives (a “Disclosing Party”) is requested pursuant to, or required by, applicable Law, regulation or legal process to disclose any Proprietary Information of the other party (a “Disclosed Party”), then before substantively responding to any such request or requirement, to the extent permitted by Law, such Disclosing Party will provide, or cause its Controlled Affiliate to provide and instruct its other representative to provide, the Disclosed Party with prompt written notice of any such request or requirement so that it may, at its sole expense, seek a protective order or other appropriate remedy, or both, or waive compliance with the provisions of this Section 5.1(b) or other appropriate remedy, or if it so directs, the Disclosing Party will exercise its own reasonable best efforts, at the Disclosed Party’s expense, to assist it in obtaining a protective order or other appropriate remedy. If, failing the entry of a protective order or other appropriate remedy or the receipt of a waiver hereunder, disclosure of any Proprietary Information is, in the opinion of the Disclosing Party’s counsel, required, the Disclosing Party may, without liability hereunder, furnish only that portion of the Proprietary Information which in the opinion of the Disclosing Party’s counsel is required to be so furnished pursuant to Law, regulation or legal process.

(c)    The obligations of the parties under this Section 5.1 shall terminate one year after the termination of this Agreement.

Section 5.2    Access and Information. Following the Closing, in order to facilitate the Investor’s compliance with legal and regulatory requirements applicable to the beneficial ownership by the Investor and its Affiliates of equity securities of the Company and oversight of the Investment, the Company agrees to provide the Investor with the following:

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(a)    reasonable access, to the extent reasonably requested by the Investor, to the offices and the properties of the Company and its Subsidiaries, including its and their books and records, audited annual financial statements and unaudited quarterly financial statements prepared in accordance with GAAP, and to discuss its and their affairs, finances and accounts with its and their officers, all upon reasonable notice and at such reasonable times and as often as the Investor may reasonably request, provided that any investigation pursuant to this Section 5.2 shall be conducted in a manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries; and

(b)    copies of all substantive materials provided to the Board at substantially the same time as provided to the directors of the Company unless the Investor has notified the Company in writing that it elects not to receive such information;

provided that the Company shall not be obligated to provide such access or materials if the Company determines, in its reasonable judgement, that doing so would (i) violate or prejudice the rights of its and its Subsidiaries’ customers, (ii) result in the disclosure of trade secrets or competitively sensitive information to third parties, (iii) violate applicable Law, an applicable Judgement or a contract or obligation of confidentiality owing to a third party, (iv) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege (provided, however, that the Company shall use reasonable efforts to provide alternative, redacted or substitute documents or information in a manner that would not result in the loss of the ability to assert attorney-client privilege, attorney work-product protection or other legal privileges), (v) be adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened Action or (vi) expose the Company or its Subsidiaries to risk of liability for disclosure of sensitive or personal information; provided that the parties shall use their commercially reasonable efforts to disclose such information in a manner that would not violate the foregoing. In addition, notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries will be required to provide any information or material that relate to, contain or reflect any analyses, studies, notes, memoranda and other information related to or prepared in connection with (A) this Agreement, the Backstop Agreement, the Certificate of Designations, Registration Rights Agreement or any other documents executed in connection therewith, (B) transactions contemplated hereby and thereby, or (C) any matters relating thereto or any transactions with or matters relating to the Investor or any of Investor’s Affiliates.

ARTICLE VI

MISCELLANEOUS

Section 6.1    Tax Matters. On the Closing Date, and from time to time thereafter as any previously delivered form or other document expires or becomes inaccurate or any subsequent Investor acquires Class A Preferred Stock or Class A Common Stock or at any other time as the Company may reasonably request, (a) in the case of any Investor that is a U.S. person for U.S. federal income tax purposes, the Investor shall deliver, or cause to be delivered, to the Company one or more duly completed Internal Revenue Service (“IRS”) Form W-9 (or successor thereto) and (b) in the case of any Investor that is not a U.S. person for U.S. federal income tax purposes, the Investor shall deliver, or cause to be delivered, to the Company one or more duly completed applicable Form W-8 (or successors thereto), in each case together with any applicable related withholding or other statement or form (each, an “IRS Form”), confirming, to the extent permitted by law, that the Company is not required to deduct or withhold any amount of U.S. federal tax in respect of distributions by the Company to the Investor.

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Section 6.2    Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of each of the other parties; provided that the Company may assign the rights and obligations under this Agreement to a successor and the Investor may, pursuant and subject to Article III, assign all or a portion of its rights, interests and obligations under this Agreement, including its rights, interests and obligations under Article V, without the prior written consent of the Company, to any Parent Controlled Affiliate, but only if the assignee agrees in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the terms of this Agreement (for the avoidance of doubt, any such assignee shall be included in the term “Investor”); provided, further, that no such assignment shall relieve the assigning Investor of its obligations hereunder. Subject to the immediately preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. For purposes of this Agreement, “successor” for any entity other than a natural person shall mean a successor to such entity as a result of such entity’s merger, consolidation, sale of substantially all of its assets, or similar transaction. Any attempted assignment in violation of this Section 6.2 shall be void.

Section 6.3    Amendments; Waiver; Company Action. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by an authorized officer of the Company and the Investor. Any party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving party. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 6.4    Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier service, or when received by facsimile transmission if promptly confirmed, as follows:

If to the Company:

250 E. Germann Rd

Gilbert, AZ 85291

Attn: [***]

E-mail: [***]

with a copy to (which shall not constitute notice):

Footprint International, Inc.

[***]

250 E. Germann Rd

Gilbert, AZ 85291

Attn:     [***]

E-mail: [***]

and

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Kirkland & Ellis LLP

3330 Hillview Avenue

Palo Alto, CA 94304

Attn:     [***]

 [***]

 [***]

E-mail: [***]

 [***]

 [***]

If to the Investor:

222 Investments LLC

c/o Cleveland Avenue

222 N. Canal, 3rd Floor

Chicago, IL 60606

Attn:    Legal

E-mail: [***]

with a copy (which shall not constitute notice) to:

Riley Safer Holmes & Cancila

70 W. Madison, Suite 2900

Chicago, IL 60602

Attn:      [***]

E-mail: [***]

or to such other address or e-mail address as either party may, from time to time, designate in a written notice given in a like manner.

Section 6.5    Governing Law. This Agreement will be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed within the State of Delaware, without giving effect to conflicts of law rules that would require or permit the application of the Laws of another jurisdiction.

Section 6.6    Specific Performance; Jurisdiction.

(a)    The parties agree that irreparable damage would occur for which money damages would not suffice in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at Law. It is accordingly agreed that the non-breaching party

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shall be entitled to an injunction, temporary restraining order or other equitable relief exclusively in the Delaware Court of Chancery enjoining any such breach and enforcing specifically the terms and provisions hereof, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. The foregoing is in addition to any other remedy to which any party is entitled at Law, in equity or otherwise.

(b)    Each of the parties hereto irrevocably agrees that any legal action or proceeding in connection with or with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgement in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action in connection with or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding in connection with or with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 6.6, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgement, attachment in aid of execution of judgement, execution of judgement or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)    Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action in connection with or relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party or by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 6.4. Nothing in this Section 6.6 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

Section 6.7    Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party (a) certifies and acknowledges that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that it understands and has considered the implications of this waiver and makes this waiver voluntarily, and that it and the other parties have been induced to enter into the Agreement by, among other things, the mutual waivers and certifications in this Section 6.7.

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Section 6.8    Headings. The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute a part of this Agreement and shall not be deemed to limit or affect in any way the meaning or interpretation of this Agreement.

Section 6.9    Entire Agreement. This Agreement, the other Transaction Documents and the schedules and exhibits attached to any such documents constitute the entire agreement and understanding between the Company and the Investor with respect to the matters referred to herein and supersede all prior agreements, understandings or representations, in each case among the parties, with respect to such matters.

Section 6.10    Severability. If any term or provision of this Agreement or any application thereof shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

Section 6.11    Counterparts. This Agreement may be signed in two or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

Section 6.12    Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, (a) the terms defined include the plural as well as the singular, and (b) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision. For all purposes of this Agreement, any reference to “Investor” shall, if there is more than one Investor at any time, refer to each Investor individually and all of them collectively.

Section 6.13    No Third Party Beneficiaries. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or permitted assignees of the Investor pursuant to Article III and Section 6.2, or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 6.14    Conflicting Agreements. The Company has not entered into, and, from and after the date hereof, shall not enter into, any agreement, arrangement or understanding which (a) violates or conflicts with any provision of this Agreement or (b) impedes or prevents the Company’s ability to fulfill and comply with its obligations, or the Investor’s ability to utilize its rights, set forth herein.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth at the head of this Agreement.

FOOTPRINT INTERNATIONAL, INC.

By:
Name:
Title:

222 INVESTMENTS, LLC

By:
Name:
Title:

Exhibit C

Registration Rights Agreement

Final Form

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2022, is made and entered into by and among (i) Footprint International, Inc. (f/k/a Gores Holdings VIII, Inc.), a Delaware corporation (the “Company”), (ii) Gores Sponsor VIII LLC, a Delaware limited liability company (the “Sponsor”), (iii) Randall Bort, (iv) William Patton, (v) Jeffrey Rea (together with Randall Bort, William Patton, the Sponsor and their respective Permitted Transferees (as defined herein), the “Gores Holders”), (vi) the stockholders of Footprint International Holdco, Inc., a Delaware corporation (“Footprint”), party hereto (such stockholders, and their respective Permitted Transferees, the “Footprint Holders”) and (vii) 222 Investments, LLC, a Delaware limited liability company (the “222 Investments” and, together with its Permitted Transferees, the “222 Holders”). The Gores Holders, the Footprint Holders, the 222 Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders.”

RECITALS

WHEREAS, the Company and the Sponsor have entered into that certain Securities Subscription Agreement (the “Founder Shares Purchase Agreement”), dated as of January 11, 2021, pursuant to which the Sponsor purchased an aggregate of 8,625,000 shares (the “Founder Shares”) of the Company’s Class F common stock, par value $0.0001 per share, on February 23, 2021, the Sponsor transferred an aggregate of 75,000 shares of Class F Common Stock to the other Gores Holders and on the date hereof, the Sponsor surrendered 2,502,750 Founder Shares, resulting in there being an aggregate of 6,122,250 Founder Shares outstanding immediately prior to the closing of the Transactions (as defined below);

WHEREAS, upon the closing of the transactions (the “Transactions”) contemplated by that certain Agreement and Plan of Merger, dated December 13, 2021 (as amended from time to time, the “Merger Agreement”), by and among the Company, Frontier Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub LLC”), Frontier Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Merger Sub LLC, and Footprint, 6,122,250 Founder Shares were converted into shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), on a one-to-one basis;

WHEREAS, on February 24, 2021, the Company and the Sponsor entered into that certain Sponsor Warrants Purchase Agreement, pursuant to which the Sponsor purchased 2,966,666 warrants (the “Private Placement Warrants”), in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering on March 1, 2021;

WHEREAS, on March 1, 2021, the Company and the Gores Holders entered into that certain Registration Rights Agreement (the “Existing Gores Registration Rights Agreement”), pursuant to which the Company granted the Gores Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, on December 13, 2021, Footprint and the Footprint Holders entered into that certain Third Amended and Restated Registration Rights Agreement (the “Existing Footprint Registration Rights Agreement”), pursuant to which Footprint granted the Footprint Holders certain registration rights with respect to certain securities of Footprint;

WHEREAS, immediately after giving effect to the Transactions, in accordance with the Merger Agreement, the Footprint Holders shall receive shares of Common Stock;

WHEREAS, the Footprint Holders may receive additional shares of Common Stock (the “Earn Out Shares”) pursuant to the earn out provisions of the Merger Agreement;

WHEREAS, pursuant to Section 5.5 of the Existing Gores Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Existing Gores Registration Rights Agreement) of at least a majority-in-interest of the Registrable Securities (as defined in the Existing Gores Registration Rights Agreement) at the time in question;

WHEREAS, the Company and the Gores Holders desire to amend and restate the Existing Gores Registration Rights Agreement pursuant to Section 5.5 thereof in order to provide the Holders with registration rights with respect to the Registrable Securities on the terms set forth herein;

WHEREAS, pursuant to Section 2.13(d) of the Existing Footprint Registration Rights Agreement, the registration rights contained therein terminate upon the consummation of the Transactions;

WHEREAS, on [DATE], 2022, the Company and 222 Investments entered into that certain Backstop Agreement (the “Backstop Agreement”), pursuant to which 222 Investments agreed to purchase upon the closing of the Transactions an aggregate of up to 25,000,000 shares of the Company’s Class A Preferred Stock, par value $0.0001 per share and liquidation preference $10.00 per share (the “Preferred Stock”) which are convertible into shares of the Company’s Common Stock;

WHEREAS, on [DATE], 2022, the Sponsor and Footprint entered into that certain Letter Agreement (the “Backstop Commitment”), pursuant to which the Sponsor committed to purchase upon the closing of the Transactions an aggregate of up to [●] shares of Preferred Stock which are convertible into shares of the Company’s Common Stock;

WHEREAS, it is a condition to the closing of the transactions contemplated by the Backstop Agreement and Backstop Commitment that the Company, 222 Investments and the Sponsor enter into this Agreement in order to grant the 222 Holders and the Gores Holders holding Preferred Stock certain registration rights with respect to the shares of Common Stock issuable upon the conversion of Preferred Stock; and

WHEREAS, the Company and the Holders desire to define the registration rights of the Holders on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“222 Holders” shall have the meaning given in the Preamble.

“222 Investments” shall have the meaning given in the Preamble.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer of the Company or the Board, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

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“Affiliate” means, with respect to a specified Person, each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified; provided, however, that no Holder shall be deemed an Affiliate of any other Holder solely by reason of an investment in, or holding of Common Stock (or securities convertible or exchangeable for share of Common Stock) of, the Company. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement); provided, however, that in no event shall the term “Affiliate” include any portfolio company of any Holder or their respective Affiliates (other than the Company).

“Aggregate Blocking Period” shall have the meaning given in Section 2.4.

“Agreement” shall have the meaning given in the Preamble.

“Backstop Agreement” shall have the meaning given in the Recitals.

“Backstop Commitment” shall have the meaning given in the Recitals.

“Block Trade” means a registered offering and/or sale of Registrable Securities with a total offering price reasonably expected to exceed $25,000,000 by any Holder on a coordinated or underwritten basis commonly known as a “block trade” (whether firm commitment or otherwise) not involving a roadshow or other substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“Claims” shall have the meaning given in subsection 4.1.1.

“Closing Date” shall mean the date of this Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Commission Guidance” means (a) any publicly-available written guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (b) the Securities Act.

“Common Stock” shall have the meaning given in the Recitals.

“Company” shall have the meaning given in the Preamble.

“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holder” shall mean, as applicable, (a) the applicable Holders making a written demand for the Registration of Registrable Securities pursuant to subsection 2.2.1, collectively, or (b) the applicable Holders making a written demand for a Shelf Underwritten Offering of Registrable Securities pursuant to subsection 2.1.3, collectively.

“Earn Out Shares” shall have the meaning given in the Merger Agreement.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

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“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Footprint Registration Rights Agreement” shall have the meaning given in the Recitals.

“Existing Gores Registration Rights Agreement” shall have the meaning given in the Recitals.

“FINRA” means the Financial Industry Regulatory Authority, Inc. or any successor thereto.

“Footprint” shall have the meaning given in the Preamble.

“Footprint Demanding Holders” shall have the meaning given in subsection 2.2.1.

“Footprint Holders” shall have the meaning given in the Preamble.

“Form S-1 Shelf” shall have the meaning given in subsection 2.1.2.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.2.

“Founder Shares” shall have the meaning given in the Recitals and shall be deemed to include the shares of Common Stock issued upon conversion thereof.

“Founder Shares Lock-up Period” shall mean, with respect to the Founder Shares, the period ending 180 days following the Closing Date.

“Founder Shares Purchase Agreement” shall have the meaning given in the Recitals.

“Gores Demanding Holders” shall have the meaning given in subsection 2.2.1.

“Gores-Footprint-222 Holders” shall mean the Gores Holders together with the Footprint Holders and the 222 Holders.

“Gores Holders” shall have the meaning given in the Preamble and shall also include any assignee of Sponsor purchasing Preferred Stock pursuant to the Backstop Agreement or a similar purchase agreement as a result of the Backstop Commitment, and their respective Permitted Transferees.

“Holders” shall have the meaning given in the Preamble.

“Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

“Insider Letters” shall mean those certain letter agreements, dated as of March 1, 2021, by and between the Company and each of the Company’s officers, directors, director nominees and the Sponsor.

“Koch” shall have the meaning given in Section 5.10.

“Koch PIPE Shares” shall have the meaning given in Section 5.10.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Merger Agreement” shall have the meaning given in the Recitals.

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“Merger Sub LLC” shall have the meaning given in the Recitals.

“Minimum Amount” shall have the meaning given in subsection 2.1.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus or any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“Permitted Transferees” shall mean a person or entity to whom a Gores Holder, a Footprint Holder or a 222 Holder of Registrable Securities is permitted to Transfer such Registrable Securities prior to the expiration of the Founder Shares Lock-up Period or Private Placement Lock-up Period, as the case may be, under the Insider Letters, the bylaws of the Company as in effect from time to time or any other applicable agreement between such Gores Holder or such Footprint Holder, as applicable, and the Company.

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Preferred Demanding Holders” shall have the meaning given in subsection 2.2.1.

“Preferred Stock” shall have the meaning given in the Recitals.

“Private Placement Lock-up Period” shall mean, with respect to Private Placement Warrants that are held by the initial purchasers of such Private Placement Warrants or their Permitted Transferees, and any of the Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants and that are held by the initial purchasers of the Private Placement Warrants or their Permitted Transferees, the period ending 30 days after the Closing Date.

“Private Placement Warrants” shall have the meaning given in the Recitals.

“Pro Rata” shall have the meaning given in subsection 2.2.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean: (a) any outstanding share of Common Stock and the Private Placement Warrants held by a Holder (i) as of the date of this Agreement or (ii) hereafter acquired by a Holder to the extent such shares of Common Stock or Private Placement Warrants are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (b) any share of Common Stock issued upon the conversion of the Founder Shares and upon the exercise of any Private Placement Warrants held by a Holder; (c) any share of Common Stock issued or issuable as Earn Out Shares to the Footprint Holders; (d) any shares of Common Stock issued upon the conversion of any Preferred Stock held by a Holder that have not been redeemed by the Company for cash or other form of consideration; and (e) any other equity security of the Company issued or issuable with respect to any such share of Common Stock referred to in the foregoing clauses (a) through (d) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged by the applicable Holder in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new

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certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including a shelf takedown pursuant to a Shelf Takedown Notice or Company Shelf Takedown Notice, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any national securities exchange on which the Common Stock is then listed;

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding underwriter discounts and commissions and transfer taxes, if any;

(d) printing, messenger, telephone and delivery and road show or other marketing expenses;

(e) reasonable fees and disbursements of counsel for the Company;

(f) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(g) reasonable fees and expenses of one (1) legal counsel (and any local or foreign counsel) selected by (i) in the case of a Demand Registration pursuant to Section 2.2 or a Shelf Underwritten Offering pursuant to Section 2.1, a majority-in-interest of the Demanding Holders initiating a Demand Registration or Shelf Underwritten Offering (including, without limitation, a Block Trade), as applicable, or (ii) in the case of a Registration under Section 2.3 initiated by the Company for its own account or that of a Company stockholder other than pursuant to rights under this Agreement, a majority-in-interest of participating Holders, in the case of (i) and (ii), not to exceed $50,000 without the consent of the Company.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Removed Shares” shall have the meaning given in Section 2.6.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

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“Sponsor” shall have the meaning given in the Preamble.

“Subscription Agreements” shall mean those certain subscription agreements dated December 13, 2021 by and between the Company and certain subscribers to shares of Common Stock.

“Transactions” shall have the meaning given in the Recitals.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II

REGISTRATIONS

2.1     Shelf Registration.

2.1.1     The Company shall, as soon as practicable, but in any event within thirty (30) days after the Closing Date, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this subsection 2.1.1 and shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to ninety (90) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its best efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available (including to use its best efforts to add Registrable Securities held by Permitted Transferees), for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within one (1) business day of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement

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of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

2.1.2     If the Company files a shelf registration statement on Form S-3 (a “Form S-3 Shelf”) and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall use its commercially reasonable efforts to file a shelf registration on Form S-1 (a “Form S-1 Shelf”) as promptly as practicable to replace the Form S-3 Shelf and to have the Form S-1 Shelf declared effective as promptly as practicable and to cause such Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. Upon such date as the Company becomes eligible to use Form S-3 for secondary sales or, in the case of a Form S-1 Shelf filed to register the resale of Removed Shares pursuant to Section 2.6 hereof, upon such date as the Company becomes eligible to register all of the Removed Shares for resale on a Form S-3 Shelf pursuant to the Commission Guidance and, if applicable, without a requirement that any of the Gores-Footprint-222 Holders be named as an “underwriter” therein, the Company shall use its commercially reasonable efforts to file a Form S-3 Shelf as promptly as practicable to replace the applicable Form S-1 Shelf and to have the Form S-3 Shelf declared effective as promptly as practicable and to cause such Form S-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities thereunder held by the applicable Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3     At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement, including a Block Trade (a “Shelf Underwritten Offering”), provided that such Holder(s) reasonably expects to sell Registrable Securities yielding aggregate gross proceeds in excess of $15,000,000 from such Shelf Underwritten Offering (the “Minimum Amount”). All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Except with respect to any Registrable Securities distributed by the Sponsor to its members following the expiration of the Founder Shares Lock-up Period or the Private Placement Lock-up Period, as applicable, within three (3) days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to the provisions of subsection 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) business days after sending the Company Shelf Takedown Notice, or, in the case of a Block Trade, as provided in Section 2.5. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the Holders requesting such Shelf Underwritten Offering (which managing Underwriter or Underwriters shall be subject to approval of the Company, which approval shall not be unreasonably withheld) and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities in accordance with the terms of this Agreement. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations as are customary in underwritten offerings of securities by the Company. Notwithstanding any other provision of this Agreement to the contrary, the Gores Holders, on the one hand, and the Footprint Holders, on the other hand, may each demand not more than two (2) Shelf Underwritten Offerings, and the Company shall not be obligated to participate in more than four (4) Shelf Underwritten Offerings, pursuant to this Section 2.1.3 in any 12-month period.

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2.2     Demand Registration.

2.2.1     Request for Registration. Subject to the provisions of subsection 2.2.5 and Sections 2.4 and 3.4 hereof, at any time and from time to time after the date the Closing Date, each of (a) the Gores Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Gores Holders (the “Gores Demanding Holders”), (b) the Footprint Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Footprint Holders (the “Footprint Demanding Holders”) and (c) the 222 Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the 222 Holders (the “Preferred Demanding Holders”), may make a written demand for Registration of all or part of their Registrable Securities, on (i) Form S-1 or (ii) if available, Form S-3, which in the case of either clause (i) or (ii), may be a shelf registration statement filed pursuant to Rule 415 under the Securities Act, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”); provided, that the aggregate offering value of the Registrable Securities requested to be registered in any Form S-1 must equal at least twenty five million dollars ($25,000,000) and the aggregate offering value of the Registrable Securities requested to be registered in any Form S-3 must equal at least ten million dollars ($10,000,000). The Company shall, promptly following the Company’s receipt of a Demand Registration, notify, in writing, all other Holders of Registrable Securities (other than a Demand Registration with respect to any Registrable Securities to be distributed by the Sponsor to its members following the expiration of the Founder Shares Lock-up Period or the Private Placement Lock-up Period, as applicable) of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. For the avoidance of doubt, to the extent a Requesting Holder also separately possesses Demand Registration rights pursuant to this Section 2.2, but is not the Holder who exercises such Demand Registration rights, the exercise by such Requesting Holder of its rights pursuant to the foregoing sentence shall not count as the exercise by it of one of its Demand Registration rights. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, subject to subsection 2.2.4 below, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall use its commercially reasonable efforts to file a registration statement on Form S-1 or Form S-3, as applicable, as soon thereafter as practicable, but not more than forty-five (45) days following the Company’s receipt of the Demand Registration, for Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. The Company shall not be obligated to effect more than (A) an aggregate of three (3) Registrations pursuant to a Demand Registration initiated by the Gores Holders, (B) an aggregate of six (6) Registrations pursuant to a Demand Registration initiated by the Footprint Holders and (C) an aggregate of three (3) Registrations pursuant to a Demand Registration initiated by the 222 Holders, in each case under this subsection 2.2.1 with respect to any or all Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Demanding Holders and the Requesting Holders in such Registration have been sold, in accordance with Section 3.1 of this Agreement; provided, further, that, notwithstanding any other provision of this Agreement to the contrary, each of the Gores Holders, the Footprint Holders and the 222 Holders, may each demand not more than two (2) Demand Registrations or Shelf Underwritten Offerings, and the Company shall not be obligated to participate in more than four (4) Demand Registrations or Shelf Underwritten Offerings, in any twelve (12)-month period.

2.2.2     Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration

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pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days after the removal, rescission or other termination of such stop order or injunction, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration by the same Demanding Holder becomes effective or is subsequently terminated.

2.2.3     Underwritten Offering. Subject to the provisions of subsection 2.2.4 and Sections 2.4 and 3.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Company and the Underwriter(s) selected for such Underwritten Offering by a majority-in-interest of the Demanding Holders initiating the Demand Registration, which managing Underwriter or Underwriters shall be subject to approval of the Company, which approval shall not be unreasonably withheld.

2.2.4     Reduction of Underwritten Offering. If a Demand Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing, in its or their opinion, that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell for its own account and the shares of Common Stock, if any, that have been requested to be sold in such Demand Registration pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the total amount of Registrable Securities held by each such Demanding Holder and Requesting Holder (if any) (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the shares of Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the shares of Common Stock or other equity securities of other Persons that the Company is obligated to include in such Demand Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities. For purposes of determining Pro Rata amounts in this Agreement, for any Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single “Holder,” and any pro rata reduction with respect to such “Holder” shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such “Holder,” as defined in this sentence.

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2.2.5     Demand Registration Withdrawal. A Demanding Holder or a Requesting Holder shall have the right to withdraw all or a portion of its Registrable Securities included in a Demand Registration pursuant to subsection 2.2.1 or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to so withdraw at any time prior to (a) in the case of a Demand Registration not involving an Underwritten Offering, the effectiveness of the applicable Registration Statement, or (b) in the case of any Demand Registration involving an Underwritten Offering or any Shelf Underwritten Offering, prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering or Shelf Underwritten Offering; provided, however, that upon withdrawal by a majority-in-interest of the Demanding Holders initiating a Demand Registration (or in the case of a Shelf Underwritten Offering, withdrawal of an amount of Registrable Securities included by the Holders in such Shelf Underwritten Offering, in their capacity as Demanding Holders, being less than the Minimum Amount), the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement or complete the Underwritten Offering, as applicable. If withdrawn, such requested Demand Registration or Shelf Underwritten Offering shall constitute a demand for a Demand Registration or Shelf Underwritten Offering for purposes of Section 2.2.1 unless either (i) the Demanding Holders have not previously withdrawn any Demand Registration or (ii) the Demanding Holders reimburse the Company for all Registration Expenses with respect to such Shelf Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to and including its withdrawal under this subsection 2.2.5 unless the Demanding Holders elect to pay such Registration Expenses pursuant to clause (ii) of this subsection 2.2.5.

2.3     Piggyback Registration.

2.3.1     Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Article II hereof), other than a Registration Statement (or any registered offering with respect thereto) (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing stockholders or pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (c) for an offering of debt that is convertible into equity securities of the Company, (d) filed in connection with an “at-the-market” offering or (e) for a dividend reinvestment plan or a rights offering, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities (excluding the Sponsor with respect to the Registrable Securities distributed by the Sponsor to its members following the expiration of the Founder Shares Lock-Up Period or the Private Placement Lock-Up Period, as applicable) as soon as practicable but not less than ten (10) days (or, in the case of a Block Trade, three (3) business days) before the anticipated filing date of such Registration Statement, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution (including whether such registration will be pursuant to a shelf registration statement), and the proposed price and name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (iii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (or in the case of a Block Trade, within one (1) business day) (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response notice described in the foregoing sentence to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering, if any, to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company stockholder(s) for whose account such Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities

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through an Underwritten Offering under this subsection 2.3.1, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company or the Holders as provided in subsection 2.1.3 or subsection 2.2.3, as applicable. For purposes of this Section 2.3, the filing by the Company of an automatic shelf registration statement for offerings pursuant to Rule 415(a) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of Securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.3).

2.3.2     Reduction of Piggyback Registration. If a Piggyback Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing, in its or their opinion, that the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (a) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder (b) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 hereof, and (c) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

2.3.2.1    if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (a) first, the Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

2.3.2.2    if the Registration is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration (a) first, the shares of Common Stock or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Common Stock or other equity securities for the account of other Persons that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.3     Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from a Shelf Underwritten Offering, and related obligations, shall be governed by subsection 2.2.5) shall have the right to withdraw all or any portion of its Registrable Securities in a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration prior to (a) in the case of a Piggyback Registration not involving an Underwritten

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Offering or Shelf Underwritten Offering, the effectiveness of the applicable Registration Statement, or (b), in the case of any Piggyback Registration involving an Underwritten Offering or any Shelf Underwritten Offering, prior to the filing of the applicable “red herring” prospectus or prospectus supplement used to market such Underwritten Offering or Shelf Underwritten Offering. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than subsection 2.2.5), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to and including its withdrawal under this subsection 2.3.3.

2.3.4     Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

2.4     Restrictions on Registration Rights. If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering; or (c) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall have the right to defer such filing for a period of not more than sixty (60) consecutive days; provided, however, that the Company shall not defer its obligation in this manner more than one hundred twenty (120) total calendar days in any twelve (12)-month period (the “Aggregate Blocking Period”).

2.5     Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.4 and 3.4, if the Holders desire to effect a Block Trade, then notwithstanding any other time periods in this Article II, the Holders shall provide written notice to the Company at least five (5) business days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its commercially reasonable efforts to facilitate such Block Trade, provided that the Holders engaging in such Block Trade use their reasonable best efforts to work with the Company and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a Block Trade, and after consultation with the Company, the Demanding Holders and the Requesting Holders (if any) shall determine the Maximum Number of Securities, the underwriter or underwriters (which shall consist of one or more reputable nationally recognized investment banks) and share price of such offering.

2.6     Rule 415; Removal. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement on Form S-3 filed pursuant to this Article II is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, that the Company shall be obligated to use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09) or requires a Gores-Footprint-222 Holder to be named as an “underwriter,” the Company shall promptly notify each holder of Registrable Securities thereof (or in the case of the Commission requiring a Gores-Footprint-222 Holder to be named as an “underwriter,” the Gores-Footprint-222 Holders) and (b) use commercially reasonable efforts to persuade the Commission that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Gores-Footprint-222 Holders is an

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“underwriter.” The Holders shall have the right to select one legal counsel designated by the holders of a majority of the Registrable Securities subject to such Registration Statement to review and oversee any registration or matters pursuant to this Section 2.6, including participation in any meetings or discussions with the Commission regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission with respect to this matter shall be made to the Commission to which the applicable Holders’ counsel reasonably objects. In the event that the Commission refuses to alter its position, the Company shall (a) remove from such Registration Statement such portion of the Registrable Securities (the “Removed Shares”) and/or (b) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not agree to name any Gores-Footprint-222 Holder as an “underwriter” in such Registration Statement without the prior written consent of such Gores-Footprint-222 Holder and, if the Commission requires such Gores-Footprint-222 Holder to be named as an “underwriter” in such Registration Statement, notwithstanding any provision in this Agreement to the contrary, the Company shall not be under any obligation to include any Registrable Securities of such Gores-Footprint-222 Holder in such Registration Statement. In the event of a share removal pursuant to this Section 2.6, the Company shall give the applicable Holders at least five (5) days prior written notice along with the calculations as to such Holder’s allotment. Any removal of shares of the Holders pursuant to this Section 2.6 shall first be applied to Holders other than the Gores-Footprint-222 Holders with securities registered for resale under the applicable Registration Statement and thereafter allocated between the Gores-Footprint-222 Holders on a pro rata basis based on the aggregate amount of Registrable Securities held by the Gores-Footprint-222 Holders. In the event of a share removal of the Holders pursuant to this Section 2.6, the Company shall promptly register the resale of any Removed Shares pursuant to subsection 2.1.2 hereof and in no event shall the filing of such Registration Statement on Form S-1 or subsequent Registration Statement on Form S-3 filed pursuant to the terms of subsection 2.1.2 be counted as a Demand Registration hereunder. Until such time as the Company has registered all of the Removed Shares for resale pursuant to Rule 415 on an effective Registration Statement, the Company shall not be able to defer the filing of a Registration Statement pursuant to Section 2.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1     General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1     prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2     prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders of at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3     prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto

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and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4     prior to any public offering of Registrable Securities, but in any case no later than the effective date of the applicable Registration Statement, use its commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company or otherwise and do any and all other acts and things that may be necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5     cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6     provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7     promptly furnish to each seller of Registrable Securities covered by such Registration Statement such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the Prospectus contained in such Registration Statement (including each preliminary Prospectus and any summary Prospectus) and any other Prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request;

3.1.8     notify each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of any request by the Commission that the Company amend or supplement such Registration Statement or Prospectus or of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;

3.1.9     notify each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any Prospectus forming a part of such Registration Statement has been filed;

3.1.10     at least five (5) business days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel;

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3.1.11     notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4 hereof;

3.1.12     permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter, at each such Person’s own expense, to participate in the preparation of any Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with such Registration Statement; provided, however, that if requested by the Company, such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.13     obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and the managing Underwriter;

3.1.14     on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders and the managing Underwriter;

3.1.15     in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.16     otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and to make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations thereunder, including Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.17     use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.18     otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders in connection with such Registration.

3.2     Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses Pro Rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Section 2.2; provided, further, that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business,

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or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Section 2.2.1. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders and all such incremental expenses shall be borne and paid by the Holders Pro Rata on the basis of the number of Registrable Securities registered on their behalf.

3.3     Participation in Underwritten Offerings.

3.3.1     No Person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.3.2     Holders participating in an Underwritten Offering may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the Underwriters shall also be made to and for the benefit of such Holders and that any or all of the conditions precedent to the obligations of such Underwriters shall also be made to and for the benefit of such Holders; provided, however, that the Company shall not be required to make any representations or warranties with respect to written information specifically provided by a Holder in writing for inclusion in the Registration Statement.

3.3.3     The Company will use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such Holder and such Holder’s intended method of distribution and any other representation required by law, and if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder to make additional representation or warranties to or agreements with such Underwriter, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claims against the Company as a result of such election). Any liability of such Holder to any Underwriter or other person under such underwriting agreement shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such registration.

3.4     Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with applicable law), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than forty-five (45) days, determined in good faith by the Chief Executive Officer of the Company or the Board to be necessary for such purpose; provided, that each day of any such

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suspension pursuant to this Section 3.4 shall correspondingly decrease the Aggregate Blocking Period available to the Company during any twelve (12)-month period pursuant to Section 2.4 hereof. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5     Market Stand-off. In connection with any Underwritten Offering or Shelf Underwritten Offering of equity securities of the Company (other than a Block Trade), if requested by the managing Underwriter(s), each participating Holder other than Koch with respect to the Koch PIPE Shares will agree that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the managing Underwriter(s), during a period the ninety (90)-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent. Each Holder other than Koch with respect to the Koch PIPE Shares agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such participating Holders). In addition to the foregoing, each of the Footprint Holders acknowledges that such Footprint Holder is subject to the lockup provisions set forth in the Amended and Restated Bylaws of the Company, dated as of [●], 2022.

3.6     Covenants of the Company. As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees:

3.6.1     the Company will not file any Registration Statement or Prospectus included therein or any other filing or document (other than this Agreement) with the Commission which refers to any Holder of Registrable Securities by name or otherwise without the prior written approval of such Holder, which may not be unreasonably withheld, unless required by applicable law or the Commission Guidance;

3.6.2     at all times while it shall be a reporting company under the Exchange Act, to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings, provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (or any successor thereto) shall be deemed to have been furnished to the Holders pursuant to this subsection 3.5.2. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements; and

3.6.3     upon request of a Holder, the Company shall (i) authorize the Company’s transfer agent to remove any legend on share certificates of such Holder’s Common Stock or Private Placement Warrants restricting further transfer (or any similar restriction in book entry positions of such Holder) if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with the Company to which such Holder is a party, including if such shares subject to such a restriction have been sold pursuant to a Registration Statement, (ii) request the Company’s transfer agent to issue in lieu thereof shares of Common Stock or Private Placement Warrants without such restrictions to the Holder upon, as applicable, surrender of any stock certificates evidencing such shares of Common Stock, or warrant certificates evidencing such Private Placement Warrants or to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use commercially reasonable efforts to cooperate with such Holder to have such Holder’s shares of Common Stock or Private Placement Warrants, as the case may be, transferred into a book-entry position at The Depository Trust Company, in each case, subject to delivery of customary documentation, including any documentation required by such restrictive legend or book-entry notation.

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ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1     The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, stockholders, members, employees, investment advisors and agents and each Person who controls such Holder (within the meaning of the Securities Act) from and against all losses, claims, damages, liabilities and out-of-pocket expenses (including reasonable attorneys’ fees) (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”), resulting from any untrue or alleged untrue statement of any material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; except insofar as the Claim arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for use therein.

4.1.2     In connection with any Registration Statement in which a Holder of Registrable Securities is participating, the Company may require that, as a condition to including any Registrable Securities in any Registration Statement the Company shall have received an undertaking reasonably satisfactory to it from such Holder, to indemnify the Company, its directors and officers and agents and each Person who controls the Company (within the meaning of the Securities Act) from and against Claims resulting from any untrue statement of any material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company. If any Underwriter shall require any Holder of Registrable Securities to provide any indemnification other than that provided hereinabove in this subsection 4.1.2, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claim against the Company as a result of such election).

4.1.3     Any Person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. An indemnifying party who is not entitled to, or elects not to, assume the defense of a Claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such Claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such Claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.1.4     The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, partners, stockholders, members, employees, agents, investment advisors or controlling person of such indemnified party and shall survive the Transfer of Registrable Securities. The Company and each Holder of Registrable Securities participating in a Registration also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5     If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims (a) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Registrable Securities or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also to reflect the relative fault of the indemnifying party or parties on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or related to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder or any director, officer, employee, investment advisor, agent or controlling Person thereof under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1     Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Footprint International, Inc., 250 E. Germann Rd, Gilbert, AZ, 85291, Attn: Stephen T. Burdumy, and, if to any Holder, at such Holder’s address, e-mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

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5.2     Assignment; No Third Party Beneficiaries.

5.2.1     This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2     Prior to the expiration of the Founder Shares Lock-up Period or the Private Placement Lock-up Period, as the case may be, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a Transfer of Registrable Securities by such Holder to a Permitted Transferee.

5.2.3     Subject to subsection 5.2.2, a Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any Person to whom it Transfers Registrable Securities, provided that such Registrable Securities remain Registrable Securities following such Transfer and such Person agreed to become bound by the terms and provisions of this Agreement in accordance with subsection 5.2.6.

5.2.4     This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

5.2.5     This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.6     No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any Transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3     Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4     Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

5.5     Jurisdiction; Waiver of Jury Trial. Any action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 5.5.

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5.6     Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, (a) any amendment hereto or waiver hereof that would materially and adversely affect a Holder of at least five percent (5%) of the Registrable Securities, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is adverse and different from the other Holders (solely in their capacities as holders of the shares of capital stock of the Company) shall require the consent of the Holder so affected, (b) any amendment hereto or waiver hereof that adversely affects any of the material rights of the Gores Holders, Footprint Holders or 222 Holders, as applicable, solely in their respective capacities as Gores Holders, Footprint Holders or 222 Holders, as applicable, in a manner that is adverse and different from the other Holders, shall require the consent of the Gores Holders, Footprint Holders or 222 Holders, as applicable, representing a majority-in-interest of the then-outstanding number of Registrable Securities held by the Gores Holders, Footprint Holders or 222 Holders, as applicable, and (c) any amendment or waiver of Sections 3.5 or 5.10, as such amendments apply to Koch, shall require the prior written consent of Koch. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7     Other Registration Rights. Other than pursuant to the terms of the Subscription Agreements, the Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other Person. Further, the Company and each of the Holders agree that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions among the parties hereto and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8     Term. This Agreement shall terminate (a) as to all Holders and the Company, upon the earlier of the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (b) as to any Holder individually, the date on which such Holder no longer holds any Registrable Securities or is permitted to sell all of such Holder’s Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale and because the reporting requirements of Rule 144(i)(2) are not applicable. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9     Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10     PIPE Securities. The Company’s Class A common stock (the “Koch PIPE Shares”) purchased by KSP Footprint Investments, LLC (“Koch”) pursuant to the Subscription Agreement, dated as of December 13, 2021, by and between the Company and Koch, shall not be deemed to be Registrable Securities for purposes of this agreement and Koch shall only be party to this Agreement in its capacity as a Footprint Holder.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

FOOTPRINT INTERNATIONAL, INC., a Delaware corporation

By:
Name:
Title:

[Signature Page to Amended & Restated Registration Rights Agreement]

GORES HOLDERS:

GORES SPONSOR VIII LLC, a Delaware limited liability company

By:
Name:
Title:

By:
Name:	Randall Bort

By:
Name:	William Patton

By:
Name:	Jeffrey Rea

[Signature Page to Amended & Restated Registration Rights Agreement]

FOOTPRINT HOLDERS:

By:
Name:	[●]

[Signature Page to Amended & Restated Registration Rights Agreement]

222 HOLDERS:

Name:	[●]

[Signature Page to Amended & Restated Registration Rights Agreement]

Exhibit 10.3

EXECUTION VERSION

GORES SPONSOR VIII LLC

September 5, 2022

Gores Holdings VIII, Inc.

6260 Lookout Road

Boulder, CO 80301

Footprint International Holdco, Inc.

250 E. Germann Rd

Gilbert, AZ 85291

Ladies and Gentlemen:

Reference is hereby made to (a) that certain Agreement and Plan of Merger, dated as of December 13, 2021, by and among Gores Holdings VIII, Inc., a Delaware corporation (the “Company”), Footprint International Holdco, Inc., a Delaware corporation (“Footprint”), Frontier Merger Sub, Inc., a Delaware corporation, and Frontier Merger Sub II, LLC, a Delaware limited liability company (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”) and (b) that certain Backstop Agreement, dated as of September 5, 2022, by and among the Company, Footprint and 222 Investments, LLC, a Delaware limited liability company (“222 Investments”) (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Backstop Agreement”). In connection with the Merger Agreement, Gores Sponsor VIII LLC, a Delaware limited liability company (“Sponsor”), has committed up to $54,600,000 (as such amount may be reduced in accordance with Section 1 hereof, the “Aggregate Commitment”) to subscribe for shares of Class A Convertible Preferred Stock of the Company (the “Class A Preferred Stock”), with the same rights, preferences and privileges set forth in the certificate of designations attached to the Backstop Agreement as Exhibit A, subject to the terms and conditions of this letter agreement and the Sponsor Backstop Agreement (as defined below). Capitalized terms used but not otherwise defined herein shall have the respective meanings given to them in the Merger Agreement.

1.    Commitment.

a.    Subject to the terms and conditions hereof and the Sponsor Backstop Agreement, Sponsor hereby irrevocably commits and agrees to acquire shares of Class A Preferred Stock, at a purchase price of $10.00 per share of Class A Preferred Stock, for an aggregate purchase price in cash not to exceed the Aggregate Commitment. Sponsor shall not, under any circumstances, be obligated to purchase any shares of Class A Preferred Stock for an aggregate purchase price in excess of the Aggregate Commitment. Sponsor may effect the purchase of the Class A Preferred Stock directly or indirectly through one or more affiliated entities or other co-investors designated by it; provided, however, that no such action will reduce the amount of the Aggregate Commitment or otherwise affect the obligations of Sponsor under this letter agreement, except to the extent actually funded by such affiliated entity or co-investor (in which case Sponsor’s Aggregate Commitment will be reduced by the amount so funded). Sponsor shall not be obligated to fund the Aggregate Commitment except upon the concurrent consummation of the Closing.

b.    The Aggregate Commitment shall, without any action by any of the parties hereto, be reduced dollar for dollar by (i) the aggregate amount of cash proceeds received by the Company after the date hereof pursuant to the Note Purchase Agreement, (ii) any additional subscriptions to purchase Parent Class A Stock substantially similar to the Subscription Agreements in excess of $90,900,000 (the “Additional PIPE Investments”) and (iii) the aggregate amount of Additional Equity Commitments. For purposes of this letter agreement, “Additional Equity Commitments” means any commitment to purchase equity securities of the Company or Footprint made on or after the date hereof and prior to the Closing Date, including pursuant to the Backstop Agreement or any agreement in substantially the same form as the Backstop Agreement, but excluding (A) the Aggregate Commitment, (B) the commitment by 222 Investments to purchase up to $250,000,000 of Class A Preferred Stock pursuant to the Backstop Agreement (as of the date hereof) and (C) $75,000,000 in respect of the agreement with KSP Footprint Investments, LLC or its Affiliates to purchase preferred stock of Footprint.

2.    Backstop Notice. On or before the second Business Day prior to the Closing Date, Footprint shall (with the Company’s collaboration) deliver a written notice (with a copy to the Company) (the “Backstop Notice”) to the Purchaser, which shall include:

a.     a certification by the Company and Footprint of the difference of (i) $685,000,000, minus (ii) $250,000,000 from the sale and issuance of Company Preferred Stock, minus (iii) the amount to be delivered to Parent at or prior to the Closing in connection with the consummation of the PIPE Investment and the Additional PIPE Investments, if any, minus (iv) the aggregate amount of cash proceeds received by Footprint pursuant to the Note Purchase Agreement, minus (v) $250,000,000 with respect to the commitment by 222 Investments pursuant to the Backstop Agreement, minus (vi) the aggregate amount of Additional Equity Commitments, minus (vii) the amount of funds contained in the Trust Account, as reduced by an amount equal to (A) the number of shares of Parent Class A Stock redeemed pursuant to the Offer, multiplied by (B) $10.00 (such difference, the “Backstop Amount”);

b.    the number of shares of Class A Preferred Stock that Sponsor shall be required to purchase, if any, and the aggregate purchase price of such shares, which amount, for the avoidance of doubt, shall in no event exceed the lesser of (i) the Backstop Amount and (ii) the Aggregate Commitment (as may be reduced in accordance with Section 1 hereof);

c.    the Company’s wire instructions; and

d.    the anticipated Closing Date.

3.    Backstop Agreement. Upon receipt of the Backstop Notice and, in the event that Sponsor is required to purchase shares of Class A Preferred Stock pursuant to the terms hereof, Sponsor (or its affiliated entities or co-investors), the Company and Footprint shall, as promptly as practicable following receipt of the Backstop Notice, enter into a backstop agreement on substantially similar terms as the Backstop Agreement or, as applicable, Sponsor shall deliver a counterpart signature page to the Backstop Agreement.

4.    Conditions Precedent. Sponsor’s obligations to fund the Aggregate Commitment (or, if less than the Aggregate Commitment, the Backstop Amount) shall be conditioned upon:

a.    the valid execution and delivery of the Backstop Agreement by all the parties thereto (other than Sponsor); and

b.     the satisfaction or waiver of all conditions precedent to the Closing set forth in Section 6 of the Backstop Agreement (except those conditions that by their nature cannot be satisfied except by actions to be taken at the Closing, provided that such conditions are actually satisfied or validly waived, to the extent permitted, at the Closing).

5.    Sponsor Representations. Sponsor hereby represents and warrants to the Company and Footprint that (a) it is duly organized and validly existing under the laws of the jurisdiction of its formation; (b) it has all requisite power and authority to execute, deliver and perform this letter agreement; (c) the execution, delivery and performance of this letter agreement has been duly authorized by all necessary action and do not contravene any provision of the Sponsor’s organizational documents, or any law, regulation, rule, decree, order or judgment; (d) this letter agreement constitutes a legal, valid and binding obligation of Sponsor enforceable against Sponsor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and (e) it has, and will have for so long as this letter agreement shall remain in effect, uncalled capital commitments or otherwise has (or will have) immediately available funds sufficient to pay the Aggregate Commitment when and as required hereunder, and all other unfunded contractually binding equity commitments of Sponsor that are currently outstanding

6.    Non-Recourse. This letter agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this letter agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this letter agreement (and then only to the extent of the specific obligations undertaken by such named party in this letter agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this letter agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the parties under this letter agreement of or for any claim based on, arising out of or related to this letter agreement or the transactions contemplated hereby.

7.    Termination. All obligations of the Sponsor relating to, arising out of or in connection with this letter agreement shall terminate automatically and immediately without the giving of notice upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms and (b) the funding of the Aggregate Commitment (or, if less than the Aggregate Commitment, the Backstop Amount).

8.    No Assignment. The Aggregate Commitment evidenced by this letter agreement shall not be assignable by the Company or Footprint without the prior written consent of Sponsor and such consent, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment; provided, that the Aggregate Commitment (or a portion thereof) evidenced by this letter agreement shall be assignable by Sponsor; provided further, that such an assignment by Sponsor shall not relieve Sponsor of its obligations under this letter agreement except by any amounts actually contributed to the Company by payment in cash by such assignees on or before the Closing, as contemplated in Section 1 above, and Sponsor shall remain liable in full for any unsatisfied portion of its obligations under this letter agreement.

9.    Amendment. This letter agreement may not be amended except pursuant to a written document duly executed by each of the parties hereto, except that this letter agreement may be amended by sole action of Sponsor solely to the extent necessary to reflect the addition of one or more assignees permitted pursuant to Section 8 hereof of all or a portion of Sponsor’s obligation to fund the Aggregate Commitment.

10.    Entire Agreement. This letter agreement (together with the Backstop Agreement to be entered into by the parties hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

11.    Severability. If any provision of this letter agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this letter agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

12.    Governing Law. This letter agreement, and any claim or cause of action hereunder based upon, arising out of or related to this letter agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this letter agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

13.    Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware, “Chosen Courts”), in connection with any matter based upon or arising out of this letter agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (a) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (b) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (c) such person’s property is exempt or immune from execution, (d) such legal proceeding is brought in an inconvenient forum or (e) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified (i) on the signature page hereto with respect to Sponsor and (ii) in Section 8(a) of the Backstop Agreement with respect to the Company and Footprint, and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 13, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS LETTER AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED. The Sponsor acknowledges and agrees that Footprint may seek specific performance of the Sponsor’s obligation to fund the Aggregate Commitment in accordance with Section 1 of this letter agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

If the foregoing is acceptable to you, please sign and return a copy of this letter agreement.

Very truly yours,

GORES SPONSOR VIII LLC

By: AEG Holdings LLC, its managing member

By:	/s/ Alec Gores
Name:	Alec Gores
Title:	Manager

Address:	6260 Lookout Rd.
Boulder, CO 80301
Attn: [***]
E-mail: [***]

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
Attn: [***]
[***]
E-mail: [***]
[***]

[SIGNATURE PAGE TO COMMITMENT LETTER]

Accepted and Acknowledged:

GORES HOLDINGS VIII, INC.

By:	/s/ Mark Stone

Name:	Mark Stone
Title:	Chief Executive Officer

FOOTPRINT INTERNATIONAL HOLDCO, INC.

By:	/s/ Stephen T. Burdumy

Name:	Stephen T. Burdumy
Title:	Corporate Secretary

[SIGNATURE PAGE TO COMMITMENT LETTER]

Exhibit 10.4

EXECUTION VERSION

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (this “Agreement”), dated as of September 5, 2022, is entered into by and between Gores Holdings VIII, Inc., a Delaware corporation (the “Company”), and Gores Sponsor VIII LLC, a Delaware limited liability company (“Subscriber”).

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of dated December 13, 2021, and subsequently amended as of May 20, 2022 (“Amendment No. 1”), and on September 5, 2022, entered into that certain Amendment No. 2 to the Merger Agreement (“Amendment No. 2”) (as amended, the “Merger Agreement”), pursuant to which the Company will acquire Footprint International Holdco, Inc. (“Target”), on the terms and subject to the conditions set forth therein (the “Transactions”);

WHEREAS, in connection with the Transactions, the Company and Subscriber entered into that certain subscription agreement, dated as of December 13, 2021 (the “Original Agreement”), pursuant to which Subscriber subscribed for and agreed to purchase from the Company concurrently with the closing of the Transactions 9,500,000 shares (the “Sponsor Subscription”) of the Company’s Class A common stock, par value $0.0001 per share (“Class A Shares”), for a purchase price of $10.00 per share (“Per Share Purchase Price”);

WHEREAS, on February 16, 2022, Subscriber transferred and assigned to MGXBD, LLC (the “Subscription Transferee”) Subscriber’s obligation to purchase from the Company 50,000 of the Company’s Class A Shares at the Per Share Purchase Price, and the Subscription Transferee has executed and delivered to the Company a subscription agreement pursuant to which such Subscription Transferee subscribed for and agreed to purchase from the Company 50,000 Class A Shares at the Per Share Purchase Price (the “Transferred Shares”);

WHEREAS, on August 19, 2022, Target issued and sold to certain purchasers, including affiliates of Sponsor, $39,500,000 in aggregate principal amount of unsecured convertible senior notes due 2025 (the “August Note Financing”).

WHEREAS, the members of Subscriber purchased $19,500,000 in aggregate principal amount in the August Note Financing in lieu of 1,950,000 Class A Shares at the Per Share Purchase Price for an aggregate of $19,500,000 million subscribed for under the Original Agreement in advance of the Closing Date (“Sponsor August Note Financing Purchase”);

WHEREAS, on September 6, 2022, Target issued and sold 3,000 shares of Footprint’s Class D Non-Participating Preferred Stock, par value $0.001 per share, at a purchase price of $25,000 per share, for a total purchase price of $75,000,000 (the “Footprint Class D Financing”) to KSP Footprint Investments, LLC, a Delaware limited liability company;

WHEREAS, the Company and Target have agreed that the Footprint Class D Financing is in lieu of Sponsor’s remaining commitment to purchase 7,500,000 Class A Shares at the Per Share Purchase Price for an aggregate of $75,000,000 subscribed for under the Original Agreement in advance of the Closing Date;

WHEREAS, after giving effect to the Transferred Shares, the Sponsor August Note Financing Purchase and the Footprint Class D Financing, the Sponsor Subscription has been reduced by the full amount of Sponsor’s commitment under the Original Agreement to purchase 9,500,000 Class A Shares, in the aggregate, at the Per Share Purchase Price;

WHEREAS, pursuant to Section 6 of the Original Agreement, the Company and Subscriber can terminate the Original Agreement without any further liability on the part of any party in respect thereof, upon the mutual written agreement of each of the Company and Subscriber to terminate the Original Agreement; and

WHEREAS, each of the Company and Subscriber wish to terminate the Original Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the parties hereto acknowledges and agrees as follows:

1.    Termination. In accordance with Section 6 of the Original Agreement, the Original Agreement is hereby terminated in its entirety, such termination to be effective upon the completion of the Footprint Class D Financing, and, on the effective date of the Footprint Class D Financing, the Original Agreement shall be of no further force or effect, and no party hereto shall have any existing or continuing rights, obligations or liabilities under the Original Agreement.

2.    Due Authorization and Enforceability. Each party hereto represents and warrants that the execution and delivery of this Agreement have been duly authorized by all necessary action on the part of such party and that this Agreement constitutes a legal, valid and binding obligation thereof, enforceable against it in accordance with its terms.

3.    Further Assurances. The parties hereto shall execute and deliver such additional documents and take such additional actions as may be reasonably requested for the purpose of carrying out the provisions of this Agreement and giving effect to the transactions contemplated by this Agreement.

4.    Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including the Original Agreement.

5.    Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

6.    Counterparts. This Agreement may be executed in one or multiple counterparts, each of which when executed and delivered shall thereby be deemed to be an original and all of which taken together shall constitute one and the same instrument. Any party hereto may execute and deliver signed counterparts of this Agreement to the other parties hereto by facsimile, electronic mail or other electronic transmission in portable document format (.PDF) or any other electronic signature complying with the United States ESIGN Act of 2000 (including www.docusign.com), each of which shall be deemed an original.

7.    Governing Law and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other State. Each party hereto hereby waives any right to a jury trial in connection with any litigation pursuant to this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth below.

GORES SPONSOR VIII LLC

By:

Name:

Title:

GORES HOLDINGS VIII, INC.

By:

Name:

Title:

Exhibit 10.6

GORES HOLDINGS VIII, INC.

6260 LOOKOUT ROAD

BOULDER, CO 80301

[●], 2022

[●] (the “Purchaser”)

Attn: [●]

RE: Amendment No. 2 to Merger Agreement

Reference is made to (i) that certain transaction update of Footprint International Holdco, Inc. (the “Company”), dated as of July 28, 2022 (the “Transaction Update”) attached hereto as Annex A, (ii) that certain Agreement and Plan of Merger by and among Gores Holdings VIII, Inc. (“Parent”), Frontier Merger Sub, Inc., Frontier Merger Sub II, LLC and the Company, dated as of December 13, 2021 and subsequently amended as of May 20, 2022 (“Amendment No. 1”) (as amended, the “Merger Agreement”) and (iii) that certain subscription agreement dated as of December 13, 2021 between Parent and the Purchaser (the “Subscription Agreement”). Terms used but not defined herein will have the same meaning as in the Merger Agreement.

As previously discussed, Parent and the Company will be entering into Amendment No. 2 to the Merger Agreement (“Amendment No. 2”), the primary terms of which are described in the Transaction Update attached hereto as Annex A, for the purpose of amending certain provisions of the Merger Agreement, including, but not limited to amending the Termination Date of the Merger Agreement from July 13, 2022 to October 31, 2022, and amending certain exhibits thereto in furtherance of the consummation of the Business Combination.

By execution of this letter agreement, Purchaser hereby consents to (i) the terms of Amendment No. 2 as described herein and in the Transaction Update and (ii) the amendment and restatement of clause (c) in Section 6 of the Subscription Agreement as follows: “(c) 30 days after the Termination Date (as defined in Amendment No. 2 to the Agreement and Plan of Merger), if the Closing has not occurred by such date other than as a result of a breach of Subscriber’s obligations hereunder.” For the avoidance of doubt, all references in the Subscription Agreement to the Merger Agreement will be deemed to be references to the Merger Agreement as amended by Amendment No. 1 and Amendment No. 2. Except as amended hereby, the Subscription Agreement will continue in full force and effect and shall be otherwise unaffected hereby.

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be executed as of the date first written above.

GORES HOLDINGS VIII, INC.

By:
Name:
Title:

PURCHASER

[●]

By:
Name:
Title:

2

Annex A

[Intentionally Omitted].

Exhibit 99.1

Footprint and Gores Holdings VIII, Inc. Announce Continued Momentum in Business, Additional Capital to Fund Business Plan and Strategic Revision of Transaction Terms

•	Footprint continues to perform strongly with continued revenue growth and robust capacity expansion year-to-date

•

Company secures approximately $300 million standby equity facility available upon the closing of the transaction; receives approval for a $280 million facility to fund equipment purchases through 2023 year-end

•

Koch Strategic Platforms, Gores Sponsor VIII LLC and certain other investors agree to accelerate funding of respective investments to ensure continued business momentum, resulting in approximately $290 million of capital prior to close

•

Combination of the $290 million of capital with PIPE proceeds, standby equity facility, cash in trust, and initial equipment financing facility will deliver approximately $960 million in capital to Footprint in connection with the transaction

•	In light of developing market conditions, strategic revision of transaction terms results in combined company with an estimated pro forma enterprise value of $1.0 billion, down from $1.6 billion

Gilbert, AZ and Los Angeles, CA – September 6, 2022 – Footprint, a global materials science technology company focused on creating a healthier planet through design, development and advanced manufacturing of plant-based biodegradable, compostable and recyclable solutions to replace single- and short-term use plastics, and Gores Holdings VIII, Inc. (“Gores Holdings VIII”) (Nasdaq: GIIXU, GIIX and GIIXW), today announced strategic amendments to the terms of their previously announced definitive merger agreement (the “Merger Agreement”). These amendments and associated incremental capital sources strongly position Footprint for long-term growth and underscore the collective commitment of Footprint and Gores Holdings VIII to drive long-term value creation for all stockholders.

“During the first half of 2022, we’ve been laser-focused on delivering innovative solutions for our customers and the planet, and I am pleased with the progress we have made on our production capacity buildout,” said Troy Swope, Footprint co-founder and CEO. “Customer demand continues to be robust, which is propelling our expansion efforts, and drive strong revenue growth. We believe we remain on track to deliver on our goals, and we expect to continue building on our strong momentum in the months ahead.”

“Footprint’s continued progress this year despite current market conditions has further strengthened our conviction in the company and its go-forward prospects,” said Alec Gores, Chairman and CEO of The Gores Group and Chairman of Gores Holdings VIII. “Sustainability remains top of mind for so many businesses and consumers across the globe, and Footprint has the technology and solutions to help companies achieve their goals. We continue to be very excited about this transaction and what’s ahead for Footprint, and we’re pleased to be working alongside the management team and Footprint’s board, as well as the team at Koch to support Footprint’s upcoming listing.”

Don Thompson, Chairman of the Board of Footprint, added, “Footprint’s strong performance combined with the additional sources of funding puts the company in a positive position ahead of our public listing. The support of our stockholders and partners has been invaluable to our success and, we believe, will further enable us to continue executing our strategy and drive long-term value creation for all our stakeholders.”

Business Performance

Footprint delivered record revenue in the first half of 2022 and is on track to meet its target of $924 million in revenue under contract by the end of 2022. Footprint continues to experience strong demand as a result of regulatory restrictions across several US states and the European Union banning single-use plastic and opting for plant-based fiber solutions. Footprint is well positioned to capitalize on increased consumer demand for sustainable alternatives to plastic as well as corporate commitments to reducing CO2 emissions and plastic landfill waste moving forward.

The company continues to partner with an expanding range of premier consumer brands, representing the largest and most significant food and beverage, retail and consumer products companies globally including McDonald’s, Kraft, Wal-Mart, Conagra, Proctor & Gamble, Albertsons, Sweetgreen and more.

Transaction Details and Capital Funding

In light of developing market conditions, the parties agreed to adjust the pro forma enterprise value of Footprint to $1 billion, down from $1.6 billion. In connection with the updated transaction, Footprint secured an approximately $300 million standby equity facility available upon the closing of the transaction. Footprint has access to a minimum of $100 million under the facility and up to $300 million at the company’s discretion. Additionally, Footprint has received approval for an initial $280 million facility to fund equipment purchases through the end of 2023.

Furthermore, Koch Strategic Platforms has upsized its prior investment and, along with Gores Sponsor VIII LLC and certain other investors, has agreed to accelerate the funding of its investment. When combined with Koch Strategic Platforms’ prior investments in Footprint, this has resulted in approximately $290 million of capital being funded to Footprint prior to the close of the business combination. This capital, combined with the PIPE proceeds, the standby equity facility, cash in trust, and the initial equipment financing facility, will deliver approximately $960 million in capital to Footprint in connection with the transaction.

Upon closing of the proposed transaction, the combined company will be named “Footprint International, Inc.” and will be listed on the Nasdaq under the ticker symbol “FOOT.”

About Footprint

Footprint has a clear vision to create a healthier planet and healthier people. Phase one of our mission is to provide solutions that eliminate single-use and short-term use plastics in our food chain. Footprint’s team of engineers use plant-based fiber technology to design, develop and manufacture biodegradable, compostable, and recyclable products that compete with plastic’s cost, and exceed its performance. Footprint is rapidly expanding into new categories with customized and patented solutions for customers. Footprint’s products have already led to a global redirection of millions of pounds of plastic waste from entering the air, earth, and water working with leading global consumer brands.

Footprint was founded in 2014 by former Intel engineers, Troy Swope and Yoke Chung. The company employs more than 2,700 employees, with operations in the U.S., Mexicali, Europe, and Asia. Footprint was named to the 2020 Fortune “Change the World” list in 2020, is a member of the World Economic Forum’s Global Innovators Community and was named a CNBC Disruptor 50 company in 2021.

For more information on Footprint’s sustainable solutions visit www.footprintus.com.

About Gores Holdings VIII, Inc.

Gores Holdings VIII, Inc. (Nasdaq: GIIXU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores. Gores Holdings VIII, Inc. completed its initial public offering in March 2021, raising approximately $345 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Holdings VIII, Inc.’s strategy is to identify, acquire and, after the initial business combination, to build a company in an industry or sector that complements the experience of its management team and can benefit from their operational expertise.

About The Gores Group LLC

Founded in 1987, The Gores Group is a global investment firm focused on partnering with differentiated businesses that can benefit from the firm’s extensive industry knowledge and decades long experience. To date, affiliates of The Gores Group have announced or closed ten business combinations representing approximately $60 billion in transaction value which include: Hostess (Gores Holdings, Inc.), Verra Mobility (Gores Holdings II, Inc.), PAE (Gores Holdings III, Inc.), Luminar (Gores Metropoulos, Inc.), United Wholesale Mortgage (Gores Holdings IV, Inc.), Ardagh Metal Packaging (Gores Holdings V, Inc.), Matterport (Gores Holdings VI, Inc.), Sonder (Gores Metropoulos II, Inc.), Polestar (Gores Guggenheim) and Footprint (pending; Gores Holdings VIII, Inc.). For more information, please visit www.gores.com.

Contacts

For inquiries regarding The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

310-209-3010

jchou@gores.com

John Christiansen/Cassandra Bujarski/Danya Al-Qattan

FGS Global

GoresGroup-SVC@sardverb.com

For inquiries regarding Footprint:

Media Contacts:

For inquiries regarding Footprint:

Laura Zilverber

Allison + Partners

footprint@allisonpr.com

+1 (612) 240-4034

Forward-looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII, Inc. (“Gores Holdings VIII”) and Footprint International Holdco, Inc. (“Footprint”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of stockholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021 and other documents filed, or to be filed with the SEC by Gores Holdings VIII, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

Projections

This press release contains financial forecasts with respect to Footprint’s projected financial results, including revenue and capacity. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this press release, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this press release. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this press release should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the business combination, Gores Holdings VIII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.